GoDaddy

2025
Annual Report





Dear Fellow GoDaddy Stockholders,

GoDaddy is built for moments like this.

The internet is entering a new phase where AI dramatically lowers the barrier to creation while increasing the importance of identity trust and infrastructure. That shift plays directly into GoDaddy's strengths.

GoDaddy is a trusted partner to micro businesses, bringing together the essential tools they need to establish their identity, build an online presence and grow their business, all on a unified, integrated platform. We serve more than 20 million customers globally through solutions that connect identity, presence and commerce, increasingly powered by intuitive AI capabilities that simplify how entrepreneurs start and scale online. These solutions are supported by our Care organization, providing 24/7 assistance whenever customers need it.

With a global brand, domain leadership, platform scale and strong execution, GoDaddy is well positioned to lead in this rapidly evolving digital landscape.

Over the past year, we have accelerated our AI journey with a clear ambition to build compelling solutions for small businesses in the agentic era. The evolution of Airo into an agentic platform on Airo.ai brings that ambition to life. We are moving from generative tools to intelligent agents that can collaborate and take action across the Entrepreneur's Wheel, supporting our customers from idea validation to launch to growth. With millions of customers, decades of proprietary data and an integrated platform spanning domains, websites, commerce and marketing, we are uniquely positioned to build and deploy intelligent agents grounded in small business customer workflows.

This same approach is reflected across our product portfolio. Our next generation of Websites + Marketing aligns with how website creation is evolving today, combining AI-driven creation with natural language and direct in-line editing. Customers receive a fully built starting point with the flexibility to refine, customize and scale over time.

Our AI journey extends beyond the tools and solutions we are building for our customers. As the global leader in domains, our proposed open standard Agent Name Service, or ANS, builds on our leadership to extend trusted identity into the agentic world. ANS links agents to domain-based identity, leveraging the existing DNS infrastructure that already powers the internet at global scale. It is a simple and elegant framework that supports our vision of an open agentic internet as agents proliferate and increasingly act on behalf of humans and businesses.

We are also utilizing AI across GoDaddy to increase execution velocity and productivity. AI-generated code is accelerating development cycles, and intelligent agents are enhancing sales and service interactions across the company. These capabilities are strengthening our structural operating leverage and enabling faster innovation for our customers. We are advancing our AI journey from a position of strength, allowing us to invest in long-term innovation while maintaining financial discipline.

In 2025, we delivered strong revenue growth, expanded margins and generated meaningful free cash flow. Our model continues to demonstrate durable earnings power and structural leverage, even as we invest in AI and product innovation. We are proving that we can move with speed and discipline at the same time.

Our financial framework remains consistent and focused on our North Star: everything we build is in the service of creating durable customer value that we can transform into shareholder value. In 2025, we generated net income of $875.0 million representing a net income margin of 17.7 percent, and $1.6 billion in normalized EBITDA (NEBITDA) expanding our NEBITDA margin to 32 percent.[1] Over the past five years, we achieved over 1,000 basis points of expansion. Net cash provided by operating activities was $1.6 billion[1], and we generated $1.6 billion in free cash flow, up 19 percent year over year. We used 100% of our free cash flow to return capital to shareholders through share buybacks, while maintaining the flexibility to invest in high conviction opportunities that strengthen our competitive position. Since 2021, we have achieved a 33% reduction in gross fully diluted shares outstanding through our buyback program.

Entrepreneurship continues to expand globally, and the internet remains the primary platform for turning ideas into businesses. As AI reshapes how people and companies operate, GoDaddy sits at the intersection of these shifts, with the assets, infrastructure, talent and financial strength to lead. We are confident in our strategy, disciplined in our execution and focused on creating long-term shareholder value.

Thank you for your continued support.



Aman Bhutani

Aman Bhutani
Chief Executive Officer
GoDaddy

$1.6 Billion
Cash provided by operating activities

19% Increase
Free cash flow ($1.6B)[1]

33% Gross Share Reduction
Since 2021

20+ Million
Customers

On the cover: GoDaddy customer Andrea Stanton, bronzeballoons.com

[1] NEBITDA, NEBITDA margin and free cash flow are not financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP). For definitions and reconciliation between each non-GAAP financial measure and its nearest GAAP equivalent, please see Appendix A to this 2025 Annual Report.



Andrea Stanton

BRONZE BALLOONS BRONZEBALLOONS.COM

Bronze Balloons is a specialty event décor business founded by mother-daughter duo Andrea Stanton and Christian Montgomery. Launched in 2021 to help families celebrate safely during COVID, the business quickly grew into a go-to destination for balloon artistry creating everything from foil bouquets to large-scale arches, custom towers, and event installations for clients including Chicago Public Schools. Built from the founders' backgrounds in interior design and education, Bronze Balloons was created to bring beauty, joy, and community pride to the South Side of Chicago. Today, they partner with GoDaddy to support their online presence and growth as they continue to scale their event business while staying rooted in their community.

Truong Nguyen

CAFE MAKI HELLOCAFEMAKI.COM

Cafe Maki is led by Truong Nguyen, a cyclist-turned-entrepreneur who built the brand from a personal pursuit of the perfect espresso into a specialty pop-up and catering business known for premium coffee and matcha drinks. Born from the intersection of craft, movement, and hospitality, Cafe Maki blends meticulous preparation with an approachable, community-first experience.

To grow beyond in-person moments, Truong uses GoDaddy Airo® leveraging domain registration, website creation, and social setup to quickly bring his brand online without losing its warmth. With GoDaddy, Cafe Maki turns everyday passion into a polished digital presence that helps customers discover, connect, and come back for more.





Emily Tolipova

WHERE'D THE WILD THINGS GO WHEREDTHEWILDTHINGSGO.COM

Emily Tolipova is the wildlife artist and creator behind "Where'd the Wild Things Go," a passion project turned business that celebrates endangered and local species through bright watercolors and playful typography. After a "Passion to Paid" course inspired her first set of five endangered-species postcards, the idea expanded rapidly during COVID into a full product universe rooted in environmental love and curiosity.

Today she sells prints, pins, card sets, and the fan-favorite "Austin Bird Bingo," and she runs her online presence using GoDaddy's website builder plus domain/hosting. Now based in Austin, she's growing through in-person markets and an easy-to-access GoDaddy site that keeps everything centralized so she can spend more time creating and connecting people back to nature.

David Miller

BAGEL MILLER BAGELMILLER.COM

Bagel Miller was built by David and Megan Miller as a people-first neighborhood bagel and espresso shop in Lincoln Square, Chicago, designed to be a true community gathering place, not just a business. What started with house-made bagels and breakfast sandwiches naturally expanded as customers leaned in: their spicy, savory Bagel Crunch chili crisp was born from demand at the counter, followed by Second Shift Coffee when the team decided to roast their own beans in-house to stay resilient and independent.

Each extension reflects the same mission: build thoughtfully, respond to real needs, and use food to care for people, whether that's selling jars of Bagel Crunch online or creating new reasons for neighbors to gather beyond the morning rush. To support that growing ecosystem of brands, Bagel Miller runs its digital home on GoDaddy Websites + Marketing (Airo), making it easy to serve the neighborhood while scaling their businesses online.



Revenue & Total Bookings



GoDaddy began reporting its operating results in two reportable segments, Applications & Commerce and Core Platform, in January 2022.
Retrospective revised reporting was made available for the year ended December 31, 2021 only.

Customers & Average Revenue Per User (ARPU)





Net Cash Provided by Operating Activities & Free Cash Flow





Net Income & NEBITDA



For definitions of Total Bookings, Customers and ARPU, please see Appendix A to this 2025 Annual Report. Free cash flow and NEBITDA are not financial measures prepared in accordance with GAAP. For definitions of and a reconciliation between each non-GAAP financial measure and its nearest GAAP equivalent, please see Appendix A to this 2025 Annual Report.






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File Number: 001-36904

GoDaddy Inc.
(Exact name of registrant as specified in its charter)

Delaware	**46-5769934**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

100 S. Mill Ave, Suite 1600
Tempe, Arizona 85281
(Address of principal executive offices, including zip code)
(480) 505-8800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.001 per share	GDDY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	Yes ☒	No ☐
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025, the aggregate market value of the registrant's Class A common stock held by non-affiliates, based upon the closing sales price for the registrant's Class A common stock as reported by the New York Stock Exchange, was approximately $24.9 billion. For the purpose of calculating the aggregate market value of shares held by non-affiliates, we have assumed that all outstanding shares are held by non-affiliates, except for shares beneficially owned by each of our executive officers and directors.

As of February 20, 2026, there were 133,354,117 shares of GoDaddy Inc.'s Class A common stock, $0.001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement relating to the Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Definitive Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2025.

GoDaddy Inc.
Annual Report on Form 10-K
Year Ended December 31, 2025

TABLE OF CONTENTS

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (Annual Report), including the sections titled "Business," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), involving substantial risks and uncertainties. The words "believe," "may," "will," "potentially," "plan," "could," "should," "predict," "ongoing," "estimate," "continue," "anticipate," "intend," "project," "expect," "seek," or the negative of these words, or terms or similar expressions conveying uncertainty of future events or outcomes, or that concern our expectations, strategy, plans or intentions, are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, or expected. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements discussed under the heading "Risk Factors" in Part I, Item 1A, and in our publicly available filings and press releases. These statements include, among other things, those regarding:

- our ability to continue to increase sales to new and existing customers;
- our ability to develop new solutions and bring them to market in a timely manner;
- our ability to timely and effectively scale and adapt our existing solutions;
- our ability to deploy new and evolving technologies, such as artificial intelligence, generative and artificial intelligence, machine learning and similar tools (collectively, AI) in our offerings;
- our dependence on establishing and maintaining a strong brand;
- the occurrence of service interruptions and security or privacy incidents and related remediation efforts and fines;
- system failures or capacity constraints;
- the rate of growth of, and anticipated trends and challenges in, our business and in the market for our products;
- our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in technology and development, marketing and advertising, general and administrative and customer care expenses, and our ability to maintain future profitability;
- our ability to maintain our high customer retention rates and grow the level of our customers' lifetime spend;
- our ability to provide high quality customer care;
- the effects of increased competition in our markets and our ability to compete effectively;
- our ability to grow internationally;
- the impact of fluctuations in foreign currency exchange rates on our business and our ability to effectively manage the exposure to such fluctuations;
- our ability to effectively manage our growth and associated investments, including the migration of applications and services to the public cloud;
- our ability to integrate acquisitions, our entry into new lines of business and our ability to achieve expected results from our integrations and new lines of business;
- our ability to complete desired or proposed acquisitions, investments or divestitures;
- our ability to maintain our relationships with our partners;
- adverse consequences of our level of indebtedness and our ability to repay our debt;
- our ability to maintain, protect and enhance our intellectual property;
- our ability to maintain or improve our market share;
- sufficiency of cash and cash equivalents to meet our needs for at least the next 12 months;
- beliefs and objectives for future operations;
- our ability to stay in compliance with laws, rules and regulations currently applicable to, or which may become applicable to, our business both in the United States (U.S.) and internationally;
- economic and industry trends or trend analysis;

4

NOTE ABOUT FORWARD-LOOKING STATEMENTS (continued)

- our ability to attract and retain qualified employees and key personnel;

- anticipated income tax rates, tax estimates and tax standards;

- our future taxable income and ability to realize our deferred tax assets;

- interest rate changes;

- the future trading prices of our Class A common stock;

- our expectations regarding the outcome of any regulatory investigation or litigation; and

- the amount and timing of future repurchases of our Class A common stock under any share repurchase program;

as well as other statements regarding our future operations, financial condition, growth prospects and business strategies.

We operate in very competitive and rapidly changing environments, and new risks emerge from time-to-time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Annual Report may not occur, and actual results could differ materially and adversely from those implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Annual Report to conform such statements to actual results or to changes in our expectations, except as required by law. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Investors and others should note that we use our Investor Relations website (https://investors.godaddy.net) as a means of disclosing material financial information. Accordingly, investors should monitor our Investor Relations website, in addition to following press releases, Securities and Exchange Commission filings, public conference calls and webcasts.

Unless expressly indicated or the context suggests otherwise, references to "GoDaddy," "company," "we," "us" and "our" refer to GoDaddy Inc. and its consolidated subsidiaries.

Part I.

Item 1. Business

Overview

GoDaddy is a global leader serving a large market of entrepreneurs, developing and delivering easy-to-use solutions as a one-stop shop provider, backed by proactive, informed and personalized guidance. We serve small businesses, individuals, organizations, developers, designers and domain investors. Our vision is to radically shift the global economy toward life-fulfilling entrepreneurial ventures. Our mission is to empower entrepreneurs everywhere, making opportunity more inclusive for all. We are passionate about our mission and honored that entrepreneurs trust us with their ideas. Our 20.4 million customers are passionate and determined to transform their ideas into something meaningful. Our ability to evolve and build solutions and tools to handle our customers' fundamental jobs to be done uniquely positions us to help them navigate their individual journeys.

Each customer's journey is unique and they tend to be non-linear and iterative in nature. We design our solutions and tools to help our customers across all aspects of their businesses and to assist them in growing across what we call the "Entrepreneur's Wheel." The Entrepreneur's Wheel represents our customers' needs within three main focus areas: Identity, Presence and Commerce.


Payable Domains
Security
Paylinks
Identity
Marketplaces
Domain
Payments
Logo
Commerce
GoDaddy Airo
Email
In-store POS
Hosting
Conversations
Websites
Online Store
Presence
Marketing
Content

Our customers often start with the most intimate of brand considerations, their Identity, which includes their company name, domain name, logo and email address. Choosing a domain name is often an important initial step for customers as they start and grow their business. We provide the solutions they need to support the establishment of their brand with our domain services and our suite of AI-powered tools including GoDaddy Airo® (Airo), which can assist with searching for the perfect domain name, generating a unique logo, building a customized website, establishing a domain-specific email and more.

Our Identity solutions blend seamlessly into our Presence-based solutions to help our customers manage and grow their Presence online and offline. Our suite of Presence-based solutions, enhanced by Airo, enables our customers to market their products and services, connect with their own customers and syndicate their business across relevant third-party products and platforms. Our Presence solutions and tools include website building and hosting, social media, search engine visibility, security and other services.

Finally, our suite of Commerce solutions enables our customers to sell directly online, in-person and across multiple channels, such as marketplaces and social platforms, and to integrate dynamic information everywhere they engage with current and potential customers. These solutions include GoDaddy Payments, point-of-sale (POS) systems, Tap to Pay on Mobile, GoDaddy Capital, Instant Payout and inventory and order dashboards for easier business management for our customers and their businesses.

We believe our customers should have trusted technology and great support at every point of their journey on the Entrepreneur's Wheel. With customer centric assistance through our GoDaddy Guides and AI-powered experiences, and our agentic tools and solutions on the Airo platform, we can provide intelligent, proactive and personalized guidance for our customers. We help set our customers up for success with personalized guidance from our GoDaddy Guides via phone and digital experiences, thousands of daily conversations and our gathering of valuable feedback to enable us to continually evolve our products and solutions and respond to our customers' changing needs. In addition, we are transforming our AI-powered solutions into agentic tools and solutions on our Airo platform. Our AI-powered agents are designed to handle our customers' fundamental jobs to be done such as domain searches and naming, logo creation and website building. These agents are built to deliver tailored support based on each customer's unique business needs, as they learn to anticipate next steps across multiple jobs to proactively guide our customers through each interaction.

Our people and unique culture have been integral to our success. We live by the same principles that enable our customers' ideas to survive and thrive, including owning outcomes, building value, fusing forces, working courageously and living passionately. We take pride in delivering successful outcomes based on a culture of experimentation and data-driven decisions, which we believe help us drive our financial performance. We are also transforming the way we work. Our employees are identifying and deploying internal uses of AI to solidify gains in velocity and efficiency. From experimentation to Care, engineering and corporate functions, we are evolving beyond the value of generative AI and shifting focus on improvements driven by agents so that we can focus on our customers' jobs to be done.

At GoDaddy, we are focused on supporting the evolution of the open internet, including the emerging concept of an *agentic open internet*, in which software and AI-enabled agents may assist individuals and businesses in completing tasks online. For more than 30 years, the open internet has enabled entrepreneurs to establish an online presence and grow their businesses, and GoDaddy has served as a foundational partner by providing domain names, digital identity and related infrastructure. In addition, as the internet continues to evolve with the rapid and developing use of AI-enabled agents, we believe the same foundational elements and infrastructures that have historically supported participation on the open internet, such as identity, naming and trust, could become increasingly important in an agentic open internet. For example, we expect infrastructure to be required to ensure that AI-powered agents can discover one another, validate identities and establish trust across domains allowing these agents to collaborate and complete end-to-end tasks with speed and precision. In response to these developments, we launched Agent Name Service (ANS), an open architecture built on industry standards to serve as a trust layer for AI-powered agents. ANS is in production with registered agents operational since the end of 2025. Developers can register agents through GoDaddy's public API, and the public can confirm and verify agent registrations through our ANS Transparency Log, which is globally accessible. ANS is intended to extend GoDaddy's role in supporting the open internet, and over time may present opportunities to offer additional services and partnerships related to agent identity and management.

Our Customers and Solutions

GoDaddy is built to serve the needs of customers by providing easy-to-use products on an integrated technology platform wrapped with proactive, informed and personalized guidance.

Our Customers

We serve several customer populations: (i) Independents, (ii) WebPros, (iii) Domain Investors, and (iv) Domain Registrars, Third Party Registrars and Corporate Domain Portfolio owners. While these customer populations tend to utilize many of the same GoDaddy product offerings, there are meaningful differences in their journeys, what they value, their goals and how they communicate with their current and potential customers. We aim to establish and provide solutions that address these differences.

Our largest customer population, Independents, consists mostly of microbusinesses and non-commercial endeavors. Microbusiness owners have an entrepreneurial spirit, strong work ethic and, above all, passion for their ideas, yet their specific needs vary depending on their business and the phase of their journey. Independents range from individuals who have an initial business idea to established ventures that need help attracting customers, growing their sales, processing payments, managing their online presence or expanding their operations. Most Independents have fewer than five employees, and most self-identify as having little to no technology or design skills. These customers need our help to create a unique and secure identity and to build and grow their businesses with a branded website, social media and marketing content, commerce solutions to assist with payment processing and other productivity solutions, including email. Although our customers have differing degrees of resources and technical capabilities, they all share a desire to find tools to help them bring their ideas to life, enhance connections with their audience, sell their products and services and provide a seamless experience for both existing and new customers.

Our second largest customer population, WebPros, are website designers and developers who build websites on behalf of businesses and noncommercial organizations. WebPros are often freelancers, moonlighters or teams within website design agencies that often have website design as one of multiple streams of income. WebPros generally have more technical acumen and look for tools that provide greater flexibility, such as the WordPress content management system (CMS). Although WebPros have a need for technical depth and flexibility, they also benefit from our simplicity and guidance as tools to increase their throughput and maximize the use of their time. We offer these customers client management applications that aim to make it easier for them to manage their clients' websites on GoDaddy products such as Managed WordPress, or on another host. Our solutions are built to assist WebPros in managing their overall business with capabilities such as client billing, administrative access and shopping features, making it easier for them to buy and manage multiple products for their clients, as well as make use of enhanced technical support and discounts for reselling GoDaddy products. In addition, we support a variety of third-party control panels and content management tools favored by WebPros including cPanel, Plesk, Drupal, Joomla and more.

Our third largest customer population is Domain Investors. Domain Investors are individuals or organizations who typically manage a portfolio of registered domains for the purpose of selling such domains in secondary markets. These investors bring a unique and valuable resource to our business in the form of liquidity and the ability to help our other customer populations (Independents and WebPros) successfully find a domain name that fits their business and their needs.

We also serve Domain Registrars, Third Party Registrars and Corporate Domain Portfolio owners. Domain Registrars are organizations that have their own domain registration offerings, but who use our domain registration and management platform. These commercial arrangements provide for strategic relationships with many key platforms and enable further scale of our domain registration technology and insights. Third Party Registrars are served through GoDaddy Registry which provides wholesale generic top-level domains (gTLDs) and country-code top-level domains (ccTLDs) for registrars to sell to the end customer. These top-level domains (TLDs) provide alternatives to the .com domain that may more closely represent the names of our customers' ideas, businesses and brands. For registry operators, we provide a fully managed registry platform, including managing the full registry technology and operating stack at scale, with approximately 170 TLDs, including some of the largest brands in the world. We also serve corporate domain portfolio owners, organizations that maintain and manage a large portfolio of domain names, including general and international domains. These customers are looking for the most powerful, secure and intuitive technology to streamline their processes, unparalleled industry experience and expertise to navigate the complexities of managing a corporate portfolio, and a focused and dedicated team that can provide committed support with the highest levels of security, service and domain management.

Our Solutions and Experiences

We designed and developed an extensive set of easy-to-use technology solutions and seamless experiences to enable our customers' journeys along the Entrepreneur's Wheel and across multiple platforms and online marketplaces. We understand that no matter what our customers' needs are, or what stage of their business they are focusing on, they want solutions in a one-stop shop that meets them at every stage of their journey.

We manage and report our business in the following two segments:

- **Applications and Commerce (A&C)**, which primarily consists of sales of products containing our proprietary software, notably our website building products, our proprietary commerce solutions and third-party email and productivity solutions, as well as sales of certain products when they are included in bundled offerings of our proprietary software products.

- **Core Platform (Core)**, which primarily consists of sales of domain registrations and renewals, aftermarket domain sales, domain protection, website hosting products and website security products when not included in bundled offerings of our proprietary software products as well as sales of products not containing a software component.

Applications and Commerce

Bringing an idea to life online, establishing and maintaining a presence and continuing to grow requires the right tools and products. Website building solutions, e-commerce tools, digital marketing capabilities, email and other productivity solutions within the A&C segment are designed to help our customers start, grow and scale their presence and their businesses. Our customers come to GoDaddy to build a professional website, attract customers, sell their products and services and accept payments online and in-person by engaging with our easy-to-use tools, managed in one place. During the years ended December

31, 2025, 2024 and 2023, we derived approximately 38%, 36% and 34% of our total revenue, respectively, from sales of our A&C products.

Applications Products

Our primary applications products include:

Websites + Marketing. Websites + Marketing is an easy-to-use, do-it-yourself, mobile-optimized online tool that enables our customers to build effective websites and e-commerce enabled online stores with minimal technical skill. We offer a variety of plans, with pricing based on business, marketing, commerce and other features. With each of these plans, customers gain access to our AI-powered tools and solutions, which include natural language, conversational chat interfaces, also known as vibe coding, that can build a customizable and editable site based on each customer's unique needs. Additionally, we offer a wide range of industry-targeted professional design templates, which can be further customized using our editor by adding intent-driven sections, photos, videos or text. We design our websites and tools to work seamlessly on mobile devices and we focus on site performance to help enable websites to appear in search engine rankings.

Managed WordPress. Managed WordPress is our streamlined, optimized website building experience that allows our customers to easily build and manage a WordPress site. Managed WordPress is designed for customers seeking greater flexibility and power than our Websites + Marketing solution. With our Managed WordPress site, we manage the administrative tasks for our customers, allowing them to spend more time building and growing their business. We offer a variety of plans, with pricing based on various features. In addition, our customers can efficiently build and modify their WordPress sites with our AI tools, including our natural language, conversational chat interfaces. These managed WordPress sites are built with automatic, regular backups and core updates, enhanced security, integrated Secure Sockets Layer (SSL), one-click migration tools, pre-installed extensions, plugins and themes, business email and backups and a staging site.

Digital Marketing. We offer a range of marketing tools and services designed to help businesses acquire and engage customers and create content. These capabilities are available in an integrated offering with our website and commerce tools, or as a stand-alone offering for customers using other website content-management systems. The tools are designed for busy customers who may lack experience with online marketing, focusing on ease of use, mobile experience and delivering business results. Our digital marketing services include email marketing, reputation management and development of brand guides with personalized logos, fonts and more. Our digital marketing plans include access to AI-generated content through Airo, which assists customers in creating marketing campaigns, including customized social media posts, and provides dashboards that offer insights into site traffic, sales and orders. We also offer content creation through GoDaddy Studio, which helps our customers grow their brands by easily creating impactful visual content for almost any online platform, and Search Engine Optimization (SEO) tools to help our customers get their websites found on major search sites.

Email and Productivity Solutions

Our customers want to spend their time on what matters most to them, selling their products and services or helping their customers do the same. We provide them with productivity tools designed to help them more easily run their ventures, such as domain-specific email and productivity applications.

Our primary email and productivity solutions products include:

Microsoft 365 Email and Productivity Solutions. We offer fully-supported Microsoft 365 accounts that are easy to set up and use with our customers' domains. We offer Microsoft 365 through various plans, including email with calendar and contacts connected to a full suite of productivity tools, as well as file sharing and full desktop versions of Microsoft productivity applications, such as Outlook, Teams, Word, Excel and PowerPoint. For customers wanting to protect their email data, we provide email add on services, such as email backup services, encryption services (in partnership with ProofPoint), archiving services (in partnership with Barracuda) and other advanced e-mail security. Our customers can also make use of Microsoft Copilot through chat enabled features, or can purchase Microsoft 365 Copilot as an integrated solution for Microsoft Office apps. We help make Microsoft 365 and Microsoft 365 Copilot installation easy, allowing customers to be up and running quickly, including "do-it-for-me" migration services to move customers' existing email data to Microsoft 365 accounts.

Other Email Accounts. We also offer email service plans through our partnerships with Titan email and Open Xchange email with multi-feature web interfaces that connect to our customers' domains. The pricing of these plans depends on the customer's desire for additional features, including increased email storage, AI-based tools, appointment booking, advanced email security, archiving, and additional business applications. All our email accounts are ad-free and we offer added security functionality designed to protect from spam, viruses and other forms of online fraud, such as phishing.

Commerce

We aim to lead the small business commerce market by enabling GoDaddy customers of all sizes, from those starting out to those with established businesses looking to scale and grow, to sell everywhere their customers shop. We design our commerce products to help our customers sell online, in-person and on leading marketplaces, while being able to manage their sales from one place. In addition to robust commerce capabilities, we offer the lowest card transaction fees in the industry when compared to similar plans from other leading providers, which allows our customers to keep more of what they make.

Our primary commerce products and services include:

GoDaddy Payments. As a "payment facilitator," GoDaddy Payments enables our customers in both the U.S. and Canada to accept all major forms of payment, including Visa, MasterCard, American Express, Discover and contactless payments, including Apple Pay and Google Pay, with no long-term contracts or monthly minimums. This service enables our customers to start accepting payments in minutes with a simple setup and get paid, in many cases, as early as the next business day, all with the lowest fees in the industry when compared to similar plans from other leading providers. In addition, GoDaddy Payments is built-in as a payments acceptance method in all of our U.S. and Canada-based commerce products for easy enablement.

Point-of-Sale and Payment Acceptance Solutions. We offer a line of Smart Terminal POS devices for businesses with in-store operations, including our swivel screen Smart Terminal Pro, countertop Smart Terminal Duo and compact, handheld Smart Terminal Flex. Our Smart Terminal devices are modern, dual screen all-in-one POS systems that allow our customers to manage in-store inventory and product catalogs and accept payments. In addition, the Smart Terminal line seamlessly integrates with our Websites + Marketing Online Store to unify in-person and online sales so businesses can offer "Buy online, pick up in-store" experiences to their customers. The Smart Terminal line also offers access to third-party applications that meet merchants' needs that we do not address directly.

In addition to our Smart Terminal line of POS devices, we offer other payment acceptance solutions that allow our customers to accept payments their way while interacting with their customers wherever they may be. GoDaddy Invoicing is designed to allow our customers to create and send professionally branded invoices quickly and easily from their business email. Our Tap to Pay option on the GoDaddy Mobile App (iPhone and Android) allows customers to accept payments and sell on the go. Our Virtual Terminal allows customers to accept payments from their smartphone, tablet or computer with internet connection with no hardware needed. Our customers also have the ability to accept online payments without needing to create a website through our Online Pay Links that customers can brand and personalize with their domain, giving them another opportunity to build their brand through text, email or social media sites. We also provide merchants with QR code-based payments, allowing their customers to scan and pay through the GoDaddy Mobile App.

Online Store. Our Websites + Marketing product includes online store capabilities, which allows our customers to transact business directly on their websites. Online store capability is easy to use and offers powerful commerce features with templates for websites that are optimized for mobile shopping, integrations with GoDaddy Payments and our Smart Terminal POS system, inventory and product catalog management, and growth tools for marketing. It also allows customers to sell on marketplaces such as Amazon, Etsy, eBay and Google Shopping and social media platforms such as Facebook and Instagram, with all channels managed from our centralized dashboard.

Core Platform

Our Core Platform products meet customers at a common starting place, establishing an exclusive, uniquely branded identity through domain registrations and renewals and an aftermarket domain platform. We also provide adjacent offerings to assist customers in building and maintaining a presence online, including website hosting and website security. During the years ended December 31, 2025, 2024 and 2023, we derived approximately 62%, 64% and 66% of our total revenue, respectively, from sales of our Core Platform products.

Domains

Every great idea needs a great name and GoDaddy is the leading global domain naming service. Staking a claim on an identity with a domain name is an integral part of establishing a concept and presence online. We provide our customers with the

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broadest selection of domains alongside high-quality search, discovery and recommendation tools, including our suite of AI-powered tools such as Airo, to help them find the right name for their idea. We are the global leader in domain name registration, with approximately 81 million domains under management as of December 31, 2025. Based on information reported in VeriSign's most recent Domain Name Industry Brief, this represented approximately 21% of the approximately 387 million domain names registered worldwide as of December 31, 2025. As of December 31, 2025, approximately 94% of our customers purchased a domain from us. In addition, GoDaddy Registry provides a high-performance back-end registry technology platform with a portfolio of TLDs including .biz, .nyc, and .us.

Our primary domains product offerings include:

Primary Registrations. Using our website, mobile application or the Airo platform, we offer customers the ability to search for and register available domain names with the applicable registry. Our inventory for primary registrations is defined by the number of TLDs we offer. As of December 31, 2025, we offered for purchase over 460 different gTLDs, such as .com, .net and .biz, and 59 different ccTLDs, such as .co, .ca, .in and .jp. New TLDs must be applied for through and evaluated and approved by the Internet Corporation for Assigned Names and Numbers (ICANN) through its specific application processes. Hundreds of new gTLDs were launched through ICANN's "new gTLD program" initiated in 2012 (the Expansion Program) and the next round of the Expansion Program is expected to open in Q2 2026. New TLDs make it easier for companies and individuals to find and register unique domain names tailored to their ideas, industry or interests. In addition, ccTLDs are important to our international business and customers as we find that international customers often prefer a ccTLD for the country or geographic market in which they operate. Our primary registration offering relies heavily on our search, discovery and recommendation tools which enable our customers to find a domain name that matches their business needs and goals. We also sell domain registrations through relationships with third-party resellers and we provide back-end registry services supporting approximately 170 TLDs.

Aftermarket. We operate a large domain aftermarket, which processes aftermarket, or secondary, domain name sales and we maintain a portfolio of approximately 1.0 million domain names. Our domain aftermarket is designed to enable the seamless purchase and sale of previously registered domain names through an online auction. Customers can initiate offers and counter offers, utilize the "buy now" feature or purchase a domain through the lease to own option. In addition, we allow our customers to "List for Sale" names under their registration, and we provide functionality for the entire registrar network to list expiring domains from their platforms and "List for Sale" functionality to registrar partners allowing their currently registered customers to list domain names within GoDaddy's aftermarket. These various channels provide a diverse inventory available to meet the demand from our customers. In addition, our GoDaddy Investor mobile application helps investors watch and bid on domains at auction and stay on top of their current bids from their mobile devices. We operate a cross-registrar network that automates transaction execution across registrars, thereby reducing the time required to complete a transaction.

Registry. GoDaddy Registry is a provider of domain name registry services. GoDaddy Registry operates or provides back-end registry services to approximately 170 registry TLDs including ccTLDs, such as .us and .tv, city TLDs such as .nyc and .sydney, and general gTLDs such as .club, .health and .design. Our integrated registry solutions provide policy and operational support, and domain marketing, sales and strategic planning.

Domain Name Add-ons. Domain name add-ons are features that are offered for purchase concurrently with domain name registrations and have low costs associated with their delivery. For example, in addition to privacy features included at no cost with every domain registered with GoDaddy, we offer more advanced full domain and ultimate domain protection products exclusively focused on protecting our customers' domains against bad actors and online risks, as well as domain ownership products, to prevent the accidental loss of a domain name.

Hosting and Security

For more technically sophisticated WebPros and other customers, we provide high-performance, flexible hosting and security products that can be used with a variety of open source design tools, including WordPress. We design these solutions to be easy to use, effective, reliable, flexible and provide great value. We offer a variety of hosting and security products enabling our customers to create and manage their identity, or in the case of WebPros, the identities of their end-customers.

Our primary hosting and security products include:

Shared Website Hosting. The term "shared hosting" refers to the housing of multiple websites on the same server. We operate, maintain and support shared website hosting in our owned and operated data centers and our leased co-located data centers using either Linux or Windows operating systems. We currently offer several tiers of website hosting plans to suit the needs and resources of our customers, a majority of which use industry standard cPanel or Plesk Obsidian control panels. We also bundle our hosting plans with a variety of applications and products such as web analytics and SSL certificates. WordPress is the most used CMS on our shared hosting platform.

Virtual Private Servers. Our broad range of virtual private server (VPS) offerings allows our customers to select the server configuration best suited for their applications, requirements and growth. Our VPS solutions provide our customers with a single virtual machine which runs multiple other virtual machines for other customers. Our VPS is designed for customers who need greater control, more advanced technical capabilities and higher performance than offered by our shared hosting plans. Our customers can tailor their VPS plans based on a range of performance, storage, bandwidth and operating system needs.

Security and SSL Certificates. Our security product portfolio is a comprehensive suite of tools designed to help our customers secure their online presence. The portfolio includes (i) SSL certificates to help ensure information is secure between browsers and servers through encryption; (ii) the use of a content delivery network to improve a website's performance; (iii) a proprietary web application firewall to help keep customers' websites safe from hackers; (iv) managed security with malware scanning and site cleanups; and (v) a skilled team of security professionals working to secure our services or to provide support in the event of a disruption to our solutions.

The GoDaddy Experience

We believe our customers should have both trusted solutions and tools as well as great support to complement those solutions and tools at every point of their journey. With our customer-centric assistance powered by humans and AI, we can provide proactive, informed and personalized experiences within our GoDaddy solutions.

GoDaddy Airo®

The Airo platform is an intelligent AI-experience that can help customers proactively build and grow their businesses with the power of generative and agentic AI solutions. Through our Airo agents, we aim to help our customers with their jobs to be done by providing solutions based on informed interactions across the GoDaddy suite of products and services, small business industry expertise, knowledge queries and best practices. Our Airo agents can help our customers with various jobs, including domain search and naming, personalized logo creation, website build, marketing and compliance. The Airo platform also provides our customers with natural language, conversational interfaces, also known as vibe coding, which allows for seamless publishing of their website infused with guided assistance.

GoDaddy Guides

Our GoDaddy Guides consist of approximately 5,700 specialists worldwide who are readily available to provide care to and build strong relationships with our customers throughout their lifetime. Our customers deeply value expertise and know-how that is individualized and unique to their ventures and our Guides are trained and supported to provide the high-quality, responsive and personalized guidance that our customers need. In addition, our GoDaddy Guides market our brand through their recommendations of our solutions to specifically meet the needs of our customers to support their growth.

The Agentic Open Internet and Agent Name Service

At GoDaddy, we are focused on supporting the evolution of the open internet, including the emerging concept of an *agentic open internet*, in which software and AI-enabled agents may assist individuals and businesses in completing tasks online. For more than 30 years, the open internet has enabled entrepreneurs to establish an online presence and grow their businesses, and GoDaddy has served as a foundational partner by providing domain names, digital identity and related infrastructure. In addition, as the internet continues to evolve with the rapid and developing use of AI-enabled agents, we believe the same foundational elements and similar infrastructures that have historically supported participation on the open internet, such as identity, naming and trust, could become increasingly important in an agentic open internet. For example, we expect infrastructure to be required to ensure that AI-powered agents can discover one another, validate identities and establish trust across domains allowing these agents to collaborate and complete end-to-end tasks with speed and precision. In response to these developments, we launched ANS, an open architecture built on industry standards to serve as a trust layer for AI-powered agents. ANS is in production with registered agents operational since the end of 2025. Developers can register agents through GoDaddy's public API, and the public can confirm and verify agent registrations through our ANS Transparency Log, which is globally accessible. ANS is intended to extend GoDaddy's role in supporting the open internet, and over time may present opportunities to offer additional services and partnerships related to agent identity and management.

Our Opportunity and Advantages

Our Opportunity—Empowering Entrepreneurs

Our mission is to empower entrepreneurs everywhere, making opportunity more inclusive for all. Our customers represent a large and diverse market that we believe is fundamentally underserved by other companies. According to the U.S. Small Business Administration's Office of Advocacy, 99.9% of all firms in the U.S. are small businesses, of which there were approximately 36.2 million, based on the Census Bureau's 2022 Statistics of U.S. Businesses. These small businesses are estimated to represent approximately 43.5% of total U.S. gross domestic product. We believe a significant market exists for our products and services, and we believe our addressable market extends beyond small businesses and includes individuals and organizations, such as universities, community organizations, charities and hobbyists.

Core Entrepreneurial Needs We Serve - Meeting our Customers at Every Phase of the Entrepreneur's Wheel

While our customers' needs change depending on where they are in their journey, the most common customer needs we serve include:

Identity. Our customers want to develop an identity by finding a name that distinctly identifies their business, hobby or passion. We believe their identity includes more than a simple, mobile-enabled website, our customers also need the ability to get found across various search engines, social media platforms and vertical marketplaces. And while our customers' online identities start with creating and managing these points of presence, their identities are amplified through content generation and the ability to engage and transact online with their customers and audience.

Presence. Presence represents the need of our customers to present themselves to their customers, which they do through an ever-expanding set of options through their website and across various marketing channels, email, marketplaces and social media. Being able to seamlessly create and post content quickly is imperative. What it means for our customers to be online continues to evolve. Having an effective online presence often means having a combination of: (i) a secure and content-rich website viewable from any device; (ii) a presence on multiple social media channels (e.g., Meta, TikTok, Snapchat, X and WeChat); (iii) getting found by search engines (e.g., Google); and (iv) establishing a presence on: (a) an increasing number of horizontal marketplaces (e.g., Yelp and Eventbrite); (b) vertical marketplaces (e.g., Zillow, OpenTable and HomeAdvisor); and (c) e-commerce platforms (e.g., Amazon, eBay and Etsy).

Commerce. Commerce reflects our customers' need for reliable, seamless payment and transaction capabilities across both online and in-person environments. Their customers' expectations are shaped by enterprise-grade experiences, including fast, secure and flexible payment options such as digital wallets, tap to pay and integrated payment processing. Whether selling products or services, our customers need to accept payments wherever and however transactions occur, enabling customers to discover offerings online, engage digitally, book appointments when applicable and complete transactions smoothly in-person or online.

Supporting Entrepreneurs at Every Stage of Their Journey - How We Can Help Them Grow, Operate and Succeed

While identity, presence and commerce form the foundation of an entrepreneur's online journey, sustained success requires ongoing enablement and support. Our customers are focused on completing their essential jobs to start, run and grow their businesses, often with limited time, resources and technical expertise. We support our customers in completing these jobs in a variety of ways including:

- **Facilitating customer interaction as our customers grow their business.** Our customers need to effectively communicate with their customer base and potential customers across a communication landscape that is fragmented in both form and function. We offer our customers solutions across this landscape, which includes: (i) branded email communication, originating with domain registration and email creation through an email client; (ii) online marketing in a variety of content types and channels; (iii) online commerce with reservation and scheduling, product catalogs, e-commerce and payment processing capabilities, including in-person POS payment processing; (iv) messaging capabilities, including across SMS, Facebook Messenger, WhatsApp and other messaging platforms; and (v) email marketing. Surrounding these channels and tactics, our customers also need easy-to-use tools to run their businesses.

- **Saving time, reducing complexity and enabling focus through intelligent automation.** Our customers increasingly need solutions that simplify how they establish, operate and grow their businesses. They want intelligent solutions that reduce manual effort, eliminate complexity, help them move from intent to outcome more efficiently across the Entrepreneur's Wheel and proactively execute tasks that meet their needs. With Airo, our customers can utilize agents that are designed to handle these fundamental jobs to be done, including domain searches and naming, logo creation and building websites and applications.

- **Technology that is easy-to-use, reliable, secure, efficient, performance enhancing and evolves with their needs.** Our customers vary significantly, but their needs for an integrated platform and set of tools that enable their domain, website, marketing and commerce solutions are the same. They need tools that easily work together as their ideas grow and become more complex. Our customers expect reliable products and want to be confident that their digital presence is secure, even when customized. They work on their ideas whenever and however they can and need solutions that fit their lifestyle and schedule. Our tools and solutions provide a platform that can meet the range of needs, demands and levels of sophistication of our customers, from those that may not be technologically savvy to more sophisticated customers such as WebPros. In addition to our standalone tools and solutions, Airo helps small businesses establish their online presence and grow through AI-powered tools that assist with domain searches, logo and image creation, website and social media posts, ad design and email marketing campaigns.

- **Connecting with a real person when they need help.** Depending on their journey, a customer may seek guidance on setting up a website, launching new features or trying a new tool or solution, and they need that guidance on their time. Our customers need real people who are readily available and can provide care at all levels of technical sophistication. Our Guides are readily available to provide care to our customers while building strong relationships to support them throughout their journeys. In addition, we provide customer care by handling some of the more difficult and arduous tasks for them through a collection of managed service offerings and our Airo-enabled solutions. For example, customers that utilize our Airo-enabled solutions have access to proactive, informed and personalized support as they work on building website content, creating logos, preparing engaging social media posts and more.

- **Affordable solutions**. Our customers often have limited financial resources and may be unable to make large, upfront investments in the latest technology. Our customers need affordable solutions that deliver impactful results to level the playing field with the tools that allow them to appear and act as bigger ventures. We aim to provide affordable products and services for our customers at every level to support their businesses.

We believe that serving our customers' needs helps create deep relationships, where we are viewed as not just a solution provider, but also a guide and partner to their journey on the Entrepreneur's Wheel. This makes for a favorable business and economic model, aligning GoDaddy's mission and vision with our customers needs and interests.

Our stable and durable business model is driven by strong brand recognition, efficient customer acquisition, high customer retention rates, increasing lifetime spend of our customers and our ability to attract high intent customers. In 2025, we generated $4,951.1 million of revenue, up 8.3% from $4,573.2 million in 2024, and we generated $5,400.0 million in total bookings, up 7.2% from $5,038.8 million in 2024. We believe the breadth and depth of our tools and solutions, seamless ease-of-use in a one-stop shop, our proactive, informed and personalized guidance and the responsiveness of our GoDaddy Guides and our evolving AI-powered solutions continues to build our strong customer relationships leading to high customer retention rates. In each of the five years ended December 31, 2025, our customer retention rate was approximately 85%, with the exception of the year ended December 31, 2024 when the retention rate was approximately 84% due to divestitures, migrations and end of life of certain products as part of our efforts to streamline brands outside of the GoDaddy platform. The retention rate for our customers who had been with us for over three years as of December 31, 2025 was approximately 90%. Greater than 89% of our total revenue for the year ended December 31, 2025 was generated by customers who were also customers in the prior year. In addition, in 2025, we had over 2.0 million customers who each spent more than $500 a year on our product offerings.

Our Advantages

Our customers serve many roles in their business; they simultaneously run marketing, accounting, service delivery operations, customer service, people operations and many others. Time is often their most valuable resource and complexity is their hindrance. Our customers want an impactful online presence, but may not have the time and skills to make that happen. Our goal is to be a trusted partner to these entrepreneurs, bringing together the technology, ease of use and guidance necessary to bring their ideas to life online. We believe the following strengths provide us with competitive advantages in serving these needs:

Global Brand Awareness. Our global brand benefits from high awareness as the leading domain name provider, with approximately 81 million domains under management as of December 31, 2025. Based on information reported in VeriSign's most recent Domain Name Industry Brief, this represented around 21% of the approximately 387 million domain names registered worldwide as of December 31, 2025. Our global presence gives us the ability to leverage our brand, a competitive advantage when customers search for products and solutions. We have 20.4 million paying customers and a customer retention rate of over 85% for the year ended December 31, 2025. We market and sell to customers in over 200 markets around the world and in 2025, 48% of our customer base and approximately a third of our revenue was derived from our international presence.

Seamlessly Intuitive Experiences. Our customers often self-identify as non-technical and inexperienced in areas such as marketing, content creation and customer management. Because they may lack the expertise to take full advantage of powerful tools, customers may be overwhelmed as they attempt to build and maintain their business. Our solutions aim to simplify this complexity with seamlessly intuitive experiences.

For example, with Managed WordPress, we help reduce the complexity of launching and managing WordPress sites so our customers can stay focused on growing their business, not managing complex WordPress hosting tasks. We provide this on a fully managed platform supported by our AI-powered tools and solutions, including Airo site designer and SEO and site optimization. With Websites + Marketing, our proprietary CMS, we incorporate seamlessly intuitive experiences by uniting marketing, content, commerce and customer management tools into a single experience.

Additionally, with Airo, our AI-powered experience, we aim to reduce complexities for our customers through agentic AI solutions that can anticipate needs and next steps and provide solutions through informed interactions, small business industry expertise, knowledge queries and best practices. Airo can also help our customers build their identity with domain searching, personalized logos, email inboxes and email templates and aims to help our customers grow their business with proactive email and text messages, proposed product descriptions and social media posts, conversational UI landing pages and auto-generated product catalogs.

We also seek to leverage data and insights to personalize the products and experiences of our customers as well as tailor our solutions and marketing efforts to each of our customer groups. The automation and content creation abilities inherent in these tools elevate the discoverability of and engagement with our products, creating a true one-stop shop experience. This further enhances our customers' capacity to market their products, sell online, manage their businesses and grow, all in a seamless, low-friction manner. We constantly seek to improve our website, marketing programs and customer care to intelligently respond to each stage of our customers' journeys and identify their specific product needs based on experimentation. This allows us to interact more frequently with our customers and understand what products work well for them. We intend to continue investing in our technology and data platforms to harness the power of AI to further enable our personalization efforts and make our products even more intuitive for our customers.

Personalized Guidance. Our customers deeply value expertise and know-how, which has been part of the GoDaddy ethos since our founding. Our customers' needs are highly individualized and unique to their ventures, which we believe makes operating a guidance experience at scale a competitive advantage. This guidance is delivered through our global Care organization, including our GoDaddy Guides, who provide trusted personalized, human support to customers across a wide range of technical sophistication, business models and stages of growth and our AI-based Care tools that provide proactive, informed and personalized guidance. Our Guides and bots combine product knowledge with an understanding of customer intent to help customers navigate complexity, adopt new capabilities and make progress toward their goals with confidence. In addition, as we continue to introduce AI-powered tools, including our Airo-enabled solutions, we leverage insights from these customer interactions to inform and enhance both our automated experiences and human-led guidance. We believe this combination of intelligent technology and trusted human support strengthens customer outcomes and deepens long-term relationships.

We continue to extend this competency into several new interfaces and subject matters, which allow us to take learnings and insights gained from customer interactions to build and grow our offerings and drive more thoughtful engagements for our customers. For example, within our Websites + Marketing platform, customers can utilize our AI-powered marketing consultant to create marketing plans as they seek to market their businesses in a number of different channels based on the type of their venture and their geography. We also offer a range of training and engagement content available for our customers, through a number of different content forums and across platforms like YouTube and Instagram. In addition, customers who utilize Airo-enabled solutions get access to proactive, informed and personalized support for website content, logos, ready-to-use social media posts and more.

GoDaddy Small Business Research Lab. Established in 2018, GoDaddy's Small Business Research Lab (formerly, Venture Forward) aims to quantify the economic impact of more than 20 million microbusinesses across the U.S., UK, Australia and Canada (measured by a unique domain and an active website) have on their economies. Most of these businesses employ fewer than ten people, categorizing each as a microbusiness. While these microbusinesses may be small, we discovered through our research that their impact on economies is often outsized. The data gathered by the Small Business Research Lab helps those studying, reporting on or advocating for entrepreneurs understand developing themes and insights into microbusiness/digital entrepreneurship. The data also helps us better understand our customers' mindsets, the requirements and challenges they face from start-up through more substantial developments, their aspirations as well as their current circumstances. We can also tailor topics covered by our survey to reflect current events, providing real time updates that can inform on key insights and themes from the populations surveyed. We publish five primary datasets on the Small Business Research Lab Data Hub, most of which are updated quarterly and downloadable for free.

Operations

Human Capital

Our people embody the same grit and determination as our customers. Our world-class engineers, designers, marketers and GoDaddy Guides share a passion for technology and its ability to change our customers' lives. We live by the same principles that enable our customers' ideas to survive and thrive, including owning outcomes, building value, fusing forces, working courageously and living passionately. Our relentless pursuit of building value and doing right for our customers has been a crucial ingredient of our growth. This mindset is reinforced by a culture of experimentation that encourages learning, iteration and thoughtful risk-taking, allowing teams to test ideas, refine solutions and adapt quickly to changing customer needs.

As of December 31, 2025, we employed 5,845 people worldwide, made up of 2,414 in technology and development, 2,237 in care and services (who represent the portion of our GoDaddy Guides that are employed directly by GoDaddy), 369 in marketing and advertising and 825 in general and administrative functions. In addition to the 2,237 GoDaddy Guides discussed above, we partner with various third-party providers and vendors to provide contracted care and support services to our customers; approximately 3,400 individuals are employed with or engaged by our external partners. These third-party providers are primarily located in international markets, most significantly in India and the Philippines. A majority of our employees are based in the U.S. and Europe. None of our U.S. employees are represented by a labor union or are party to any collective bargaining agreement in connection with his, her or their employment with us. Certain of our employees in Germany are represented by employee works councils and some other internationally based employees are represented by worker representatives in accordance with local regulations.

At GoDaddy, we strive for a workplace culture where everyone has the opportunity to thrive. We support this goal by focusing on key human capital initiatives including:

- **Compensation, Pay Parity and Benefits.** We actively work to attract a diverse employee population and are committed to providing equitable opportunity in all aspects of employment. In line with this, our compensation programs and practices are designed to compensate our employees fairly based on the work that they perform. Our Compensation and Human Capital Committee aims to design compensation programs that align our pay for performance philosophy at each stage at which compensation decisions are made, including at hire, promotion and throughout the annual compensation cycle. Since 2015, we have published our gender pay parity analysis, and we have compensated our employees, regardless of gender, substantially the same (after controlling for legitimate compensable factors) for performing similar jobs across the company for all entities included in our analysis. In 2017, we began reporting on our race and ethnicity pay practices across U.S.-based employee populations and reported that, according to our analysis of such data, we have paid employees, regardless of their race and ethnicity, substantially the same for performing similar jobs across the company. We report on our analysis annually in our sustainability disclosures. In addition to these pay practices, we continue to offer employees a range of comprehensive and competitive benefits and well-being offerings that support our human-centered approach and that allow us to attract and retain top talent.

- **Talent and Career Development.** We commit to providing fulfilling career development opportunities for our employees. Through our learning and development initiatives, we aim to achieve three goals: (i) align employees to our company strategy and goals; (ii) connect employees through experiential learning; and (iii) grow employee skill sets for the future. We offer extensive learning opportunities to our employees spanning leadership, sales, service and technology and compliance training through e-learning, instructor-led content, video-based and blended platforms. We offer several leadership development opportunities including new manager onboarding, a leadership development program for managers and above. In addition, for our GoDaddy Guides, we offer continuing education and training programs that are immersive with environments, technology and tools that enable active learning**.**

- **Harnessing the Power of AI For Our Employees**. We are supporting our employees with the latest technologies to enhance and assist in productivity and learning, including AI solutions and software. We aim to provide our employees with AI-powered tools and experiences, such as various large language models (LLMs), AI-enabled companions and our internal AI-powered chat interface, to enhance their effectiveness and efficiency. In 2025, substantially all of our employees used AI tools at least once a month, and over half of the code our teams are generating is written by our AI tools and solutions. In addition, our Care team uses AI tools to help analyze contacts for opportunities to improve our offerings, our website and our Care experiences.

- **Employee Engagement.** We aim to create a working environment and culture in which our employees feel respected and supported to do their best work. To that end, we ensure that we are engaging, listening and responding to employee concerns through our annual anonymous employee engagement survey known as GoDaddy Voice. Approximately 79% of our employees participated in the survey in 2025. We monitor employee responses to identify areas of opportunity and set goals and expectations for improvement to ensure employees feel connected and engaged with GoDaddy's mission, our customers and their own teams. Following a comprehensive review, the key results, areas of progress and opportunity, and plans for improvement are shared with all employees.

- **Diversity, Equity, Inclusion and Belonging.** At GoDaddy, we are committed to attracting, hiring, and retaining the best talent from around the world. We strive to foster a diverse, inclusive and equitable workplace where all employees have the opportunity to learn, grow, and succeed. Our employee resource groups (ERGs) play an important role in supporting these goals. ERGs are voluntary, employee-led groups open to all employees that focus on the common topics, identities, affinities, and interests that matter to our people. Aligning with our values of fusing forces and respecting one another, our ERGs help employees connect with one another, feel a sense of belonging at GoDaddy, support one another's professional development and come together. We also continuously work to have hiring, development, and retention practices that enable GoDaddy to be an employer of choice for top talent globally. As we work to make opportunity more inclusive for all, we remain committed to cultivating a workplace where our employees can thrive.

- **Community Engagement.** GoDaddy's community engagement efforts, led by our Corporate Sustainability & ESG team, support employee volunteerism and philanthropy as an extension of our commitment to the communities where we live and work. GoDaddy employees are eligible annually for 20 hours of paid time off to volunteer. We also offer each GoDaddy employee up to $1,500 annually, which they can use as one-to-one matches on their donations to eligible nonprofit organizations and/or $35 donation to eligible nonprofits for every hour the employee volunteers with the organization. These programs empower our employees to support causes that matter most to them.

Our board of directors and the Compensation and Human Capital Committee oversee our human capital management programs, practices and strategies. Additional information on these matters and their oversight can be found in our annual proxy statement. Our most recently published pay parity practices and company-wide gender and racial/ethnic representation are published in our annual sustainability disclosures, which is available on our website along with our recent EEO-1 Report.

Technology and Infrastructure

Our products, customer experiences and business systems are enabled by our technology and infrastructure to provide scalability, security and flexibility. Technology and development expenses, including those expenses related to our technology platform, were $841.5 million, $814.4 million and $839.6 million during the years ended December 31, 2025, 2024 and 2023, respectively. The growth in our technology and development expenses has been driven primarily by our focus on enhancing customer experiences through the use of software-driven products. Our scalable infrastructure platform was built to allow for economies of scale and enable next-generation hosting architecture for our customers, while investing in faster, denser and more efficient data centers, improved network connectivity and resiliency, both domestically and internationally.

We aim to provide a reliable and secure global platform and resilient infrastructure. Our investments in technology, including engineering talent, patents, online security, customer privacy, reliable infrastructure and data science capabilities, enable us to innovate and deliver personalized solutions for our customers. Our API-driven technology platform is built on open source technologies such as OpenStack and Ceph. Additionally, our platform allows our developers to create new and enhanced products or product features assembled from common building blocks, allowing for faster deployment cycles. We believe our products work best together and provide greater value and ease of use when integrated through our platform, compared to customers purchasing individual solutions from multiple providers and attempting to integrate on their own. As of December 31, 2025, we had 2,414 employees in technology and development and 354 issued patents in the U.S. and other countries covering various aspects of our product offerings. Additionally, as of December 31, 2025, we had 13 pending U.S. and international patent applications and intend to file additional patent applications in the future.

Physical Infrastructure and Management

Our physical technology infrastructure supports our products, experiences and business systems through servers located in data centers around the world. As a leading website hosting platform, we invest significantly in our network to handle significant internet traffic at low bandwidth costs. We invest in the automation of our physical data center infrastructure and use open source solutions when possible to automate manual processes and reduce the risk of human error and lower our operating costs. Additionally, we leverage a common infrastructure based on OpenStack, Kernel-based Virtual Machine and Ceph to enable next-generation services. We continue to migrate many of our non-hosting products and internal systems to Amazon Web Services. Our infrastructure consolidations have reduced our managed physical footprint by approximately 81% over the last four years, and have accelerated our ability to deliver performant and reliable customer experiences. These efforts and our technology infrastructure footprint allow us to scale and provide our customers with valuable products at affordable prices.

Customer Experience and Business Systems

Our platforms provide our global customers with easy-to-use products, by allowing us to experiment and quickly deploy improvements incorporating our data insights. Our investments in our platform capabilities include the following:

E-commerce Platform and Application Services. We invest in the architecture and capabilities of our e-commerce platform to create an ecosystem where we can rapidly scale up or down and integrate with third-party offerings. The platform broadens our distribution channels by being extensible and allowing resellers to easily sell our products. We seek to continuously launch new and relevant applications and streamline our existing offerings to provide the best user experience to our customers.

Data Platform. Our horizontal data platform helps us be a trusted source of data about our customers and their online ideas through accurate, meaningful and easily consumable data insights, which allows us to build best-in-class, personalized experiences for our customers. Our data platform is key to helping us deepen our customer and business insights, which enable innovation through instrumentation, experimentation and analysis.

Content and Marketing Platform. Our content and marketing platforms leverage the latest technology, operational and production models that enable us to deliver customer-centric digital experiences at an accelerated pace through multiple touchpoints and channels. Our content platform and content creation processes help us realize efficiencies and scalability, which enhance our ability to drive new, high-quality products and customer experiences to market faster. We focus on driving advancements in experimentation, the speed and volume of content creation, localization and content self-service, while ensuring platform availability and performance. We also deliver new engagement marketing capabilities that improve business effectiveness and customer experiences.

Product Development

We continue to expand the ways we serve our customers to meet them on their journeys and handle their fundamental jobs to be done. Our primary website building products (Websites + Marketing and Managed WordPress), email offerings (Microsoft 365 and Titan email), domain aftermarket, website security, and commerce products each represent jobs to be done across the Entrepreneur's Wheel that are complementary to our long-standing offerings and provide our customers with a one-stop shop solution with human-centered guidance. Our key product development initiatives include:

Harnessing the Power of AI For Our Customers. We design our AI-powered tools and experiences to enhance our customers' discoverability of and engagement with the full suite of our product offerings and to reduce the friction inherent in establishing an online presence and growing a businesses. Such tools are built to help our customers go from idea to payment acceptance in minutes with all their other business needs in between. In 2025, we continued to harness the power of AI, with a focus on enabling agentic AI capabilities across Airo and our existing products. Our expanded AI solutions include conversational chat interfaces that utilize natural language to help with website creation and customization; Airo Plus Logo, which supports automated brand identity creation; Airo Plus Marketing, to assist with AI-enabled marketing content and campaign management; and Airo Plus Site Optimizer, an AI-driven tool to obtain website performance insights and recommendations. We also established Airo.ai, a new website built on the GoDaddy Software Platform to help customers efficiently accomplish key jobs to be done, from establishing an online presence to growing and managing their business. We also use AI-enabled tools internally to support productivity and efficiency across certain functions and to facilitate experimentation, testing, and iteration in product development and operations.

Powering a Simple and Effortless Presence. We offer a range of solutions that help our customers publish their ideas online, including Websites + Marketing and Managed WordPress. These solutions combine mobile-optimized website builders with an integrated set of marketing and e-commerce solutions, all of which are enhanced with AI-powered tools. We continue to invest in Websites + Marketing and other tools, templates and technology to make building, maintaining and updating a professional presence simple and easy. We continue to introduce AI-powered capabilities across our suite of products aimed at delivering proactive, informed and personalized website content, logos, domains, ready-to-use social media posts, marketing calendars, email communications and more. The automation and content creation abilities inherent in these tools help elevate the discoverability of and engagement with our products, creating a true one-stop shop experience. This further enhances our customers' capacity to market their products, sell online, manage their businesses and grow, all in a seamless, low-friction manner.

Making the Business of Business Easy. Our business applications range from domain-specific email and email marketing to payment tools to help our customers interact and communicate with their customers and grow their ideas. For example, GoDaddy Conversations is a communications platform that helps small businesses support, engage and convert customers through email, text, online chat, social media, voice and video conversations. GoDaddy Conversations is also integrated with Google's Business Messages, allowing customers with Websites + Marketing plans to receive messages from their customers using Google Search and Google Maps. We intend to continue investing in the breadth of our product offerings to help our customers connect with their customers and run their ventures.

Enabling the Next Generation of Naming. We are the global leader in domain name registration, with approximately 81 million domains under management as of December 31, 2025. We offer easy and efficient domain name search tools, including through Airo, that can be accessed through our website and mobile application. Customers can search using business descriptions or natural language through our chat interface options available on Airo.ai, which suggests a wide variety of creative domain and business name recommendations aimed to suit each customer's needs. In addition, through GoDaddy Registry, we operate or provide back-end registry services to approximately 170 TLDs. We also offer an expanded secondary aftermarket to help match buyers to sellers who already own domains. For example, with GoDaddy Auctions, customers can find the perfect domain or invest in an inventory of domain listings and exclusive expired auctions, and they can even watch and bid on domains at auction and stay on top of current bids with our GoDaddy Investor mobile application. We continue to invest in search, discovery and recommendation tools, including those that are AI-powered, and transfer protocols for both primary and secondary domains. In 2025 we started preparations for and work on an approach towards our participation in the next ICANN gTLD round. These efforts will continue throughout 2026. In addition, GoDaddy Registry now provides domain name blocking that is designed to help rights holders to take control of their online identity.

Partnering Up. Our flexible platform enables us to form strategic partnerships and quickly launch new products and offerings for our customers, including through partnerships such as Microsoft 365 to offer email and productivity solutions to our customers. Additionally, we maintain and have ongoing processes to ensure we have a robust pipeline of potential future partnership opportunities to continue identifying value-added product and service offerings.

Helping Customers Sell Anything Anywhere. Our commerce solutions are designed to grow with our customers' businesses enabling them to seamlessly sell both offline and online, from online marketplaces and social platforms, while easily managing their sales in one place. We continue to build our suite of commerce solutions, which includes GoDaddy Payments, Tap To Pay on Mobile App and Smart Terminals. In 2025, we launched GoDaddy Capital, a merchant cash advance program available to GoDaddy Payments users, that allows them to apply for an advance of up to $1.0 million and Instant Payouts, an on-demand payout option allowing our customers to get their payout on any day, including weekends and holidays. We also expanded commerce functionality within Websites + Marketing Commerce and introduced AI-enabled capabilities across payments and other commerce solutions to support setup, management, and optimization of selling activities.

Enabling Trust and Discoverability for AI-Powered Agents. At GoDaddy, we are focused on supporting the evolution of the open internet, including the emerging concept of an *agentic open internet*, in which software and AI-enabled agents may assist individuals and businesses in completing tasks online. For more than 30 years, the open internet has enabled entrepreneurs to establish an online presence and grow their businesses, and GoDaddy has served as a foundational partner by providing domain names, digital identity and related infrastructure. As the internet continues to evolve with the rapid and developing use of AI-enabled agents, we believe the same foundational elements and similar infrastructures that have historically supported participation on the open internet, such as identity, naming and trust, will become increasingly important in an agentic open internet. For example, we expect infrastructure to be required to ensure that AI-powered agents can discover one another, validate identities and establish trust across domains allowing these agents to collaborate and complete end-to-end tasks with speed and precision. In response to these developments, we launched ANS, an open architecture built on industry standards to serve as a trust layer for AI-powered agents. ANS is in production with registered agents operational since the end of 2025. Developers can register agents through GoDaddy's public API, and the public can confirm and verify agent registrations through our ANS Transparency Log, which is globally accessible. ANS is intended to extend GoDaddy's role in supporting the open internet, and over time may present opportunities to offer additional services and partnerships related to agent identity and management.

Marketing

We believe GoDaddy is one of the most recognized internet brands in the U.S. with high brand awareness globally. We established this high level of brand awareness primarily through our advertising campaigns across various platforms including television commercials, print, online and billboards and supplemented these advertising campaigns with our own entrepreneurial customers and social media influencers. Our strong brand helped us attract and retain 20.4 million customers as of December 31, 2025.

Our marketing efforts include metric-driven direct response marketing to acquire new customers and sell additional products and services to existing customers. We use a variety of targeted online marketing programs, including search engine marketing, SEO and targeted email and social media marketing campaigns, as well as more traditional direct marketing and indirect channel partner marketing programs, to drive interest in our products and traffic to our websites. To maximize the returns on our investment, we constantly refine our media mix across our channels.

Central to our international strategy is a philosophy of scaling our product offerings and customer experience and deploying them through our global infrastructure. As of December 31, 2025, we had approximately 9.8 million customers outside of the U.S. and derived approximately 33%, 32% and 32% of our total revenue from international sales during the years ended December 31, 2025, 2024 and 2023, respectively. Marketing and growth teams prioritize scaling initiatives, products and Care services across markets, while using select localization strategies to maximize returns in specific markets. Our historical international investments have enabled us to successfully launch and expand our business outside the U.S. and as of December 31, 2025, we market and sell to customers in over 200 markets around the world. We take a rigorous approach to managing the level of investment we make and expect to make in each geographic market where we have a presence or expect to have a presence based on a market tier approach.

Competition

We provide cloud-based solutions enabling individuals, businesses and organizations to establish an identity and online presence, connect with customers and manage their ventures and enable them to sell directly online, in-person and across multiple channels, backed by proactive, informed and personalized guidance. The market for our products and services is highly fragmented and competitive. These types of products and solutions continue to evolve, creating opportunity for new competitors to enter the market with point-solution products or address specific segments of the market. In some instances, we use commercial partnerships with companies with which we also compete. Additionally, as we continue to enable our solutions and tools with AI, and as technology continues to rapidly evolve, including with respect to AI and LLMs, we anticipate we will face more competition in the markets in which we compete from both traditional and non-traditional competitors.

We consider the following to be a representative list of competitors we face in some of the major areas we operate in:

- With respect to our A&C products and services: Shopify, Block, BigCommerce, Stripe, PayPal, Liquid Web, SiteGround, WP Engine, Zoho, Mindbody, Toast, Yelp, OpenTable, TikTok, Meta and WeChat;

- With respect to our Core Platform products and services: Newfold Digital, Namecheap, Tucows, Dynadot, GMO, Cloudflare, Let's Encrypt, SEDO, Comodo, Hostinger and Identity Digital; and

- With respect to both our Core Platform and A&C products and services: Wix, Squarespace, Automattic, Ionos, Google, Amazon, Microsoft, Alibaba and Tencent.

We believe the principal competitive factors include product capabilities meeting customer requirements, a secure, reliable and integrated technology platform, cost-effective customer acquisition, brand awareness and reputation, customer service and support and overall customer satisfaction. We believe we compete favorably with respect to each of these factors. For additional information, see "Risk Factors."

Regulation

Our business is subject to regulation by ICANN, federal and state laws in the U.S. and the laws of other jurisdictions in which we do business.

ICANN. The registration of domain names is governed by ICANN, a multi-stakeholder private sector, not-for-profit corporation formed in 1998 for the express purposes of overseeing a number of internet related tasks, including management of the Domain Name System (DNS), allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. We are accredited by ICANN as a domain name registrar and registry and thus our ability to offer domain name registration products is subject to our ongoing relationship with, and accreditation by, ICANN. The regulation of internet domain names in the U.S. and in foreign countries is subject to change.

ccTLD Authorities. The regulation of ccTLDs is governed by national regulatory agencies of the country underlying the specific ccTLDs, such as the U.S. (.us), Colombia (.co), China (.cn), Canada (.ca) and the UK (.uk). Our ability to sell ccTLDs is dependent on our and our partners' abilities to maintain accreditation in good standing with these various authorities.

Advertising and promotional information presented on our websites and in our products, and our other marketing and promotional activities, may be subject to federal and state consumer protection laws regulating unfair and deceptive practices. U.S. federal, state and foreign legislatures have also adopted laws, rules and regulations regulating numerous other aspects of our business. Regulations relating to the internet, including laws governing online content, user privacy and data protection, automatic renewal laws, taxation, and liability for third-party activities, are particularly relevant to our business. A sample of such laws, rules and regulations is discussed below.

Communications Decency Act (CDA). The CDA regulates content of material on the internet, and provides immunity to internet service providers and providers of interactive computer services for certain claims based on content posted by third parties. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on registrars' servers unless they participate in creating or developing the content. The Stop Enabling Sex Traffickers Act and Allow States and Victims to Fight Online Sex Trafficking Act of 2017, which became effective in April 2018, amend certain portions of the CDA, which may limit the immunity previously available to us under the CDA.

Digital Millennium Copyright Act (DMCA). The DMCA provides domain name registrars and website hosting providers a safe harbor from liability for third-party copyright infringement. To qualify for the safe harbor, however, registrars and website hosting providers must satisfy numerous requirements, including adopting a user policy providing for termination of service access of users who are repeat infringers, informing users of this policy and implementing the policy in a reasonable manner. In addition, registrars and website hosting providers must expeditiously remove or disable access to content upon receiving a proper notice from a copyright owner alleging infringement of its protected works. A registrar or website hosting provider failing to comply with these safe harbor requirements may be found liable for copyright infringement.

Anti-Cybersquatting Consumer Protection Act (ACPA). The ACPA was enacted to address piracy on the internet by curtailing a practice known as "cybersquatting," or the bad-faith registration of a domain name identical or similar to another party's trademark, or to the name of another living person, in order to profit from that name or mark. The ACPA provides that registrars may not be held liable for damages for registration or maintenance of a domain name for another person absent a showing of the registrar's bad faith intent to profit. Registrars may, however, be held liable if their activities are deemed outside the scope of basic registrar functions.

Lanham Act. The Lanham Act governs trademarks and false advertising. Case law interpreting the Lanham Act has limited liability for many internet service providers such as search engines and domain name registrars. Nevertheless, there is no statutory safe harbor for trademark violations comparable to the provisions of the DMCA, and we may be subject to a variety of trademark claims in the future.

Privacy and Data Protection. In the areas of personal privacy and data protection, the U.S. federal and various state and foreign governments have adopted or proposed limitations on, and requirements associated with, the collection, distribution, use, storage and security of personal information of individuals. For example, the European Union (E.U.) General Data Protection Regulation (GDPR), includes stringent operational requirements for processors and controllers of E.U. personal data with broad extra-territorial effect and imposes significant penalties for non-compliance. In the U.S., the California Consumer Privacy Act and its associated regulations require covered companies to provide specific disclosures to California consumers and afford such consumers new abilities to opt-out of certain sales and sharing of personal information for advertising and other purposes. Numerous other U.S. states have adopted or are considering laws, rules and regulations relating to processing of personal information that apply to our business. We expect compliance with the increasing number of these laws, rules and regulations in the U.S. and globally to be more burdensome and costly for us.

Payments Regulation. Various U.S. federal, state and international laws, rules and regulations govern the payments industry, including the Bank Secrecy Act of 1970, anti-money laundering and sanctions regulations, and state money transmitter licensing laws. Our payments services may become subject to regulation by authorities, which would subject us to, among other things, (i) record-keeping, reporting and bonding requirements, (ii) limitations on the investment of customer funds and (iii) inspection by state and federal regulatory agencies. In order to offer retail POS solutions that connect to payment networks, retail POS providers must certify their products and services with the payment card networks, financial institutions and payment processors, and comply with applicable network operating and security standards as well as comply with government and telecommunications company regulations including those imposed by the U.S. Federal Communications Commission and similar telecommunications authorities worldwide.

Artificial Intelligence. AI is the subject of evolving review by various governmental and regulatory agencies around the globe. For example, the E.U. has enacted the EU AI Act, which regulates the development, deployment and use of AI systems with broad extra-territorial effect. In the U.S., various laws, regulations, rules, orders and directives have been proposed or implemented relating to the development, deployment, and use of AI. The regulatory and legal requirements relating to AI are evolving rapidly. Similarly, intellectual property ownership and license rights, including copyright, surrounding AI technologies have not been fully addressed by U.S. and international courts or laws, rules or regulations. We monitor developments in global AI laws, rules and regulations to evaluate and comply with requirements applicable to our business.

Laws, rules and regulations relating to our activities are unsettled in many jurisdictions and may prove difficult or impossible to comply with in some jurisdictions. Additionally, federal, state, local and foreign governments are also considering legislative and regulatory proposals that would regulate the internet and our activities in more and different ways than exist today. Laws, rules and regulations in the U.S. or in foreign jurisdictions may be applied in new or different manners in pending or future litigation. Further, other existing bodies of law, including the criminal laws of various jurisdictions, may be deemed to apply to our activities, or new statutes or regulations may be adopted in the future. It is also impossible to predict whether new taxes will be imposed on our services, and depending upon the type of such taxes, whether and how we would be affected.

Intellectual Property and Proprietary Rights

Our intellectual property and proprietary rights are important to our business. We rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality and access-related procedures and safeguards and contractual provisions to protect our proprietary technologies, confidential information, brands and other intellectual property.

As of December 31, 2025, we had 354 issued patents in the U.S. and other countries covering various aspects of our product offerings. Additionally, as of December 31, 2025, we had 13 pending U.S. and international patent applications and intend to file additional patent applications in the future. As of December 31, 2025, we had 563 registered and 56 pending trademarks in jurisdictions including the U.S., E.U., UK, China and Germany.

We have non-disclosure, confidentiality and license agreements with employees, contractors, customers and other third parties, which limit access to and use of our proprietary information. In addition, we have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the U.S. and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. We also have a trademark and service mark enforcement program pursuant to which we monitor applications filed by third parties to register trademarks and service marks that may be confusingly similar to ours, as well as the use of our major brand names in social media, domain names and other internet sites. Though we rely in part upon these legal and contractual protections, as well as various procedural safeguards, we believe the skill and ingenuity of our employees, the functionality and frequent enhancements to our solutions and our ability to introduce new products and features meeting the needs of our customers are more important to maintaining our competitive position in the marketplace.

Corporate Information

We were incorporated in Delaware on May 28, 2014. Our principal executive offices are located at 100 S. Mill Ave, Suite 1600, Tempe, Arizona 85281, and our telephone number is (480) 505-8800.

Available Information

Our website is located at www.godaddy.com and our investor relations website is located at investors.godaddy.net. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and our Proxy Statements (including any amendments thereto) are available through our investor relations website, free of charge, as soon as reasonably practicable after we file such reports with the SEC. We also provide a link to the section of the SEC's website at www.sec.gov that has all of the reports, proxy and information statements we file or furnish with the SEC.

Item 1A. Risk Factors

You should carefully consider the risks described below before making an investment decision in our common stock. Our operations and financial results are subject to various risks and uncertainties, including those described below and the other information in this Annual Report on Form 10-K and in our other public filings. If any of the following risks occur, our business, financial condition, reputation, operating results and growth prospects could be materially and adversely affected. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also materially adversely affect our business, operating results, financial condition, reputation and growth prospects.

Risk Factor Summary

The following is a summary of the principal risks that could materially and adversely affect our business, financial condition, operating results and growth prospects.

- If we are unable to continue to increase sales to new and existing customers, our business and operating results would be harmed.

- If we do not successfully develop and market products that anticipate or respond timely to the needs of our customers, our business and operating results may suffer.

- Our use, development, adoption, deployment and maintenance of AI and other new and evolving technologies may present significant risks, which could result in increased costs, litigation, reputational harm and liability.

- Evolving technologies, including AI-based technologies, and changes in customer behavior and practices with respect to the internet may impact the demand for and value of our products and services.

- We face significant competition for our products, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share.

- Our pricing decisions may adversely affect our ability to attract and retain customers.

- The future growth of our business depends in part on our international revenue. Our continued international presence could subject us to additional risks.

- We have taken significant actions to support profitable growth. These actions may not succeed. If we do not effectively manage future growth, our operating results will be adversely affected.

- Acquisitions and other strategic transactions, including investments or entries into new businesses, joint ventures, divestitures or other transactions, could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

- We are exposed to the risk of system failures and capacity constraints.

- We rely on information technology systems, including third-party cloud computing systems, and data centers to deliver many of our products and services. These information technology systems and data centers may experience outages, disruptions or degradations, and we may otherwise lose access to the services third-party service providers provide to us, any of which could impact our services, products and technology infrastructure.

- An actual or perceived cybersecurity incident could impair our ability to conduct business, provide our products or services, protect data, and comply with contractual or legal obligations, and may cause us to incur substantial costs, or subject us to significant liability.

- We rely on our marketing efforts and channels to maintain awareness of our brand and acquire new customers. These efforts may require significant expense and may not be successful or cost-effective.

- Our ability to increase sales of our products is highly dependent on the quality of our customer care. Our failure to provide high-quality customer care would have an adverse effect on our business, brand and operating results.

- Our failure to properly register or maintain our customers' domain names or comply with applicable laws, rules and regulations relating to domain name registration and maintenance could subject us to additional liability, regulatory action, expenses, claims of loss or negative publicity that could have a material adverse effect on our business.

- Our quarterly and annual operating results may be adversely affected due to a variety of factors, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

- Our level of indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business and our ability to react to changes in the economy or our industry, as well as divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

- Laws, regulations, policies or claims concerning the domain name registration system and the internet in general, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our business.

- We are subject to local and international laws, rules, regulations and orders relating to the operation and security of our computer network and the processing of data, including personal data.

- Our business depends on our customers' continued and unimpeded access to the internet and the development and maintenance of internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

- Our business could be affected by new laws, rules, regulations or court orders regarding the internet.

- We may face liability or become involved in disputes over registration and transfer of domain names and control over websites.

- Our payments-related operations, including GoDaddy Payments, are subject to various laws, regulations, and restrictions. Our failure to comply with such rules, regulations, and restrictions regarding our payments-related operations or properly manage the risks inherent to such operations could materially harm our business.

- Our share price may be volatile, and you may lose all or part of your investment.

Strategic Risks

If we are unable to continue to increase sales to new and existing customers, our business and operating results would be harmed.

Our success largely depends on our ability to continue to increase sales to new and existing customers. We cannot be assured that we will achieve increasing growth rates in future periods as our ability to increase sales to new and existing customers and ultimately our total revenue could fluctuate as a result of a number of factors, such as lower demand or satisfaction with our solutions, the timeliness and success of new products or product enhancements, pricing of our solutions compared to our competitors, competitive conditions, customer spending levels, changes in the type and size of our customer base, the reliability and availability of our customer support, general economic and global market conditions, or other factors that are not known to us at this time.

We have experienced growth in recent years, due in large part to sustained subscription growth and strong levels of subscription renewals, including customers who expand their use of our integrated platform over time. Our costs associated with renewals are lower than costs associated with acquiring new customers and selling additional products to existing customers. Therefore, our inability to attract new customers, or a reduction in renewals, even if offset by an increase in other revenue could reduce our operating margins in the near term and could have a material adverse effect on our business, growth prospects and operating results.

Moreover, we focus our operations on entrepreneurs, customers with new ventures and those with established small and medium-sized businesses. We aim to grow our revenues by adding new customers, selling additional business solutions to these customers and encouraging them to continue to use and purchase our products and services. However, these customers often have limited budgets and may choose not to allocate resources to our solutions, especially in times of economic uncertainty or recessions. In addition, varying economic conditions could result in decreases or increases in business formations or failures of businesses we serve. If this market fails to be as lucrative as we project or we are unable to market and sell our services to these businesses effectively, or we are unable to increase sales of our products to all customer segments we target, or may target in the future, our ability to grow our revenues and maintain profitability may be harmed.

If we do not successfully develop and market products that anticipate or respond timely to the needs of our customers, our business and operating results may suffer.

The markets in which we compete are characterized by constant change, innovation, frequent new product and service introductions and evolving industry standards. We expect these markets to continue to rapidly evolve, including as a result of developments in AI. Our historical success has been, in part, based on our ability to identify and anticipate customer needs and design products and services that provide our customers with the tools they need to grow their businesses. For example, following the launch of Airo in 2023, we have continued to enhance our AI-powered experience, most recently transforming the platform into an agentic solution built to handle our customers fundamental jobs to be done, such as domain searches and naming, logo creation and building websites and applications. We also continue to expand our commerce offerings, for example, we recently launched GoDaddy Capital, a merchant cash advance program, and Same-Day Payouts, an option for customers to elect to receive their payouts on the same day as the payment is processed.

We must continue to identify our customers' needs and develop new and enhanced solutions, tools and technology to maintain our competitive position, including solutions and tools powered by AI. The process of developing new solutions and enhancements is complex, uncertain and can be costly. Our new products, product enhancements or technology advancements could fail to attain meaningful customer acceptance for many reasons, some of which may be unknown to us, but may include:

- failure to accurately predict market demand or customer preferences;

- failure to bring products to market on a timely or cost effective basis;

- defects, errors or failures in product design or performance;

- negative publicity about product performance or effectiveness, including negative comments on social media;

- the perceived value of our products or product enhancements relative to their cost;

- scalability of products or product enhancements;

- general satisfaction of our customers;

- changing regulatory requirements adversely affecting the products we offer; and

- poor business conditions for our customers or poor general macroeconomic conditions.

If our new products, product enhancements or technological advancements do not achieve adequate acceptance by our customers or do not result in increased sales or subsequent renewals, our competitive position will be impaired, our anticipated revenue growth may not be achieved and the negative impact on our operating results may be particularly acute because of the upfront technology and development, marketing and advertising and other expenses we may incur in connection with new products or enhancements.

Our use, development, adoption, deployment and maintenance of AI and other new and evolving technologies may present significant risks, which could result in increased costs, litigation, reputational harm and liability.

We are increasingly using new and rapidly evolving technologies, such as AI, including agentic AI, to, among other things, develop new tools and solutions, add new features in our existing solutions and enhance our own business operations. There are significant risks involved in the development, adoption, use, deployment and maintenance of AI, such as potential increases in intellectual property infringement or misappropriation claims, privacy, data protection, cybersecurity, confidentiality, operational and technological risks, as well as risks associated with harmful content, accuracy, bias and discrimination, any of which could affect our further development, adoption, use, deployment and maintenance of AI. We also are developing and deploying agentic AI systems that operate with greater autonomy, which presents additional risks, including unintended or unauthorized actions and increased difficulty in predicting, supervising and controlling agentic behavior. Our use of AI technologies in new and existing solutions and within our business operations may result in new or increasing governmental or regulatory scrutiny, litigation, ethical concerns, increases in research and development or other costs or other complications that are not yet known to us, each of which could adversely affect our business, reputation or financial results.

Legal and regulatory frameworks related to the use of AI are rapidly evolving, as regulation of the use of AI continues to be considered and adopted by various U.S. and international governmental and regulatory entities. Any failure by us to comply with any AI-related laws, rules and regulations could result in fines and negative publicity, which could result in reputational harm and damage to our business. In addition, the future impact of these or other new laws, rules or regulations on us is uncertain. We may not be able to adequately anticipate or respond to new laws, rules and regulations, and we may need to expend additional resources to adjust our offerings or update our business practices in certain jurisdictions if applicable legal frameworks are inconsistent across jurisdictions. The costs of complying with such laws, rules or regulations could be significant and could increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

In addition, many existing laws, rules and regulations apply to certain aspects of AI, such as automated decision making, affecting fundamental data subject rights. Similarly, the intellectual property ownership and license rights, including as related to copyright, surrounding AI technologies has not been fully addressed by international and U.S. courts or the laws, rules or regulations of the U.S., including U.S. states, and foreign jurisdictions. Any content created by us using generative AI tools may not benefit from intellectual property protection which may affect our ability to commercialize such content. The use or adoption of AI technologies in our solutions may subject us to copyright infringement or other intellectual property claims. If we, or third-party developers whose AI we rely on, do not have sufficient rights to use the data or other material used or processed by such AI technology, we also may incur liability through the actual or alleged violation of applicable laws, rules and regulations, third-party intellectual property, privacy, or other rights or contractual obligations. We may not always be able to anticipate how to comply with these legal and regulatory frameworks and we may have to expend resources to adjust our tools, solutions or business operations to meet the standards set by such frameworks, which vary by jurisdiction. Any inability to appropriately comply with the existing laws, rules and regulations that implicate aspects of AI could result in legal liability, regulatory action or brand and reputational harm.

Our use of AI could also pose other concerns. If we enable or offer solutions that draw controversy or if these new offerings do not work as we intend, we may experience brand or reputational harm, competitive harm or legal liability. Further, AI may create content that appears correct but is factually inaccurate, incomplete, insufficient, biased or otherwise flawed or contains copyrighted or other protected material, which may not be easily detectable despite internal policies and diligence efforts. To the extent we or our customers rely on such results, we could incur operational inefficiencies, competitive harm, brand or reputational harm, or other adverse impacts on our business and results of operations. Additionally, our employees, contractors, vendors and service providers' use of AI-powered software offered by third-parties may lead to the inadvertent disclosure of our personal, sensitive, proprietary or confidential information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or our personal, sensitive, proprietary or confidential information, harming our competitive position and business. The rapid evolution of the use of AI requires and will continue to require resources to develop, test and maintain our products and services and implement AI governance and controls to help ensure that AI is implemented appropriately to minimize unintended and harmful impacts.

It is not possible to predict all risks related to the use of AI, and changes in laws, rules, directives and regulations governing AI may adversely affect our development, adoption, use, deployment and maintenance of AI or subject us to legal liability, regulatory action or brand and reputational harm. For further information concerning the risks posed by our competitors' use of AI, please refer to the Risk Factor "We face significant competition for our products, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share."

Evolving technologies, including AI-based technologies, and changes in customer behavior and practices with respect to the internet may impact the demand for and value of our products and services.

Technologies related to our customers' Identity and Presence, including domain names, websites, website building, social media, search engines, apps, mobile devices and AI-powered tools and services have rapidly evolved and continue to evolve. This evolution and continued evolution could negatively impact the demand for certain of our products and services, including domain names, aftermarket, websites and website building tools or email and productivity solutions. For example, the domain name registration market continues to evolve and adapt to changing technologies, which has, and may in the future include, changes in the administration or operation of the internet, including the creation and institution of alternate systems for directing internet traffic without using the existing domain name registration system, or fundamental changes in the domain name resolution protocol used by web browsers and other internet applications. Additionally, technological changes to web browsers or internet search could reduce demand for domain names. If internet users' preferences or practices shift away from recognizing and relying on web addresses or they were to significantly decrease their use of web browsers in favor of apps or AI-based tools to locate and access content, demand for domain names in the gTLDs we operate could be negatively affected.

Our customers and their businesses rely heavily on tools and solutions that help them manage and grow their Presence, including dedicated websites, online stores and social media channels, such as Meta, TikTok, Snapchat, X and WeChat. As reliance on social media channels, applications and AI-powered tools increases, domain names, websites and online stores and marketplaces may become less prominent, and their value may decline. In addition, we are dependent on the interoperability of our products with these channels, applications and mobile devices. If we are unable to effectively integrate our solutions with and within these channels and applications or on these devices, we may lose market share.

In addition, advances in AI, including tools that enable customers to create, modify, and deploy websites, applications or digital experiences using AI-powered platforms, including those that utilize natural language or other high-level inputs rather than traditional development workflows, may alter customer expectations and behavior with respect to website creation, hosting and management. If customers increasingly rely on third-party AI platforms, closed ecosystems or other competing services, including those that offer automated or natural-language-driven website creation and hosting capabilities, demand for our website building tools, hosting products, domain names or related services could decline or pricing pressure could increase, which could materially and adversely affect our business.

The widespread acceptance of any alternative system, such as mobile applications, AI-powered products and tools or closed networks, could eliminate the need to register a domain name or to establish an online presence and could materially and adversely affect our business. These and other evolving technologies, including AI, and changes in customer behavior may have an adverse effect on our business and growth prospects. For further information concerning the risks posed by our competitors' use of AI, please refer to the Risk Factor "We face significant competition for our products, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share." For further information concerning the legal and other risks arising from the development, adoption, use, deployment and maintenance of AI and AI-powered tools and solutions, refer to our risk factor "Our use, development, adoption, deployment and maintenance of AI and other new and evolving technologies may present significant risks, which could result in increased costs, litigation, reputational harm and liability."

We face significant competition for our products, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share.

The market for our products and services is highly competitive, and we expect this competition to continue in the future as existing and new competitors introduce new solutions or enhance existing solutions. In addition, given our broad product portfolio, we compete with niche point-solution products as well as broader solution providers. These types of products and solutions continue to evolve, creating opportunities for new competitors to enter the market with point-solution products or address specific segments of the market. Our competitors include providers of domain registration services, web-hosting solutions, website creation and management solutions, e-commerce enablement providers, payment facilitation providers, cloud computing service and online security providers, alternative web presence and marketing solutions providers and providers of productivity tools such as business-class email.

In addition, we and our competitors continue to invest in AI and integrate AI capabilities into products, services and internal operations. AI technology and services are highly competitive, rapidly evolving and may at times require significant investment, including with respect to development and operational costs, to meet the changing needs and expectations of our existing and potential customers and our own operations. Other companies may develop AI products and technologies that are similar or superior to our technologies or more cost-effective to deploy. If we fail to successfully and meaningfully develop, adopt, use, differentiate and maintain AI capabilities into our solutions and internal operations, effectively manage the related risks or if we are unable to translate AI adoption into tangible outcomes, such as improved productivity, enhanced customer experience or accelerated innovation, we may lag our competitors that are more effective at leveraging AI technologies and/or our growth and competitiveness could suffer. For further information regarding the potential impact of evolving technologies on customer behaviors and practices with respect to the internet, please refer to the risk factor "Evolving technologies, including AI-related technologies, and the administration of and changes in customer behavior and practices with respect to the internet may impact the value of and demand for our products and services." For further information concerning the legal and other risks arising from the development, adoption, use, deployment and maintenance of AI, refer to our risk factor "Our use, development, adoption, deployment and maintenance of AI and other new and evolving technologies may present significant risks, which could result in increased costs, litigation, reputational harm and liability."

Some of our current and potential competitors could have greater resources, more brand recognition and awareness, more diversified product offerings, greater international scope and larger customer bases than we do, and we may therefore not be able to effectively compete with them. In addition, some of our competitors may seek to disrupt the market by offering their services and products at low or no cost. If our competitors decide to devote greater resources to the development, promotion and sale of products in the markets in which we compete, or if the products offered by these companies are more attractive to or better meet the evolving needs of our customers, our market share, growth prospects and operating results may be adversely affected.

Increased competition in our industry could result in lower sales, price reductions, reduced margins, loss of market share and increased marketing expenses. Further, conditions in our market could rapidly and significantly change as a result of technological advancements, partnering by our competitors, market consolidation, the invention of similar or superior products and technologies or solution enhancements, which compete with our products and technologies. Our ability to continue to compete will depend upon our ability to provide better solutions than our competitors at more competitive prices. For additional information regarding our competitors, see the section titled "Competition," contained in Part I, Item 1 of this Annual Report.

Our pricing decisions may adversely affect our ability to attract and retain customers.

From time to time, we have changed our overall pricing model or the various price points of our solutions, and we expect to do so in the future. However, no assurance can be given that any new pricing model or price points will be optimal and changes in our price points or pricing model could result in a loss of customers or bookings. In addition, our competitors have in the past implemented, and may in the future implement, various pricing and bundling strategies, including discounts and reductions in price, which may be similar to or more attractive than our own. Individuals as well as small and medium sized businesses have been and could be sensitive to price increases or swayed by different price points offered by competitors. If changes in our pricing model or price points are unsuccessful, or the strategies of our competitors are more successful than our own, we may be unable to attract new customers or retain our existing customers and we may be required to reduce prices or make other changes to our pricing model to remain competitive. Any of these developments could negatively impact our business, financial condition and results of operations.

The future growth of our business depends in part on increasing our international revenue. Our continued international presence could subject us to additional risks.

International revenue represented approximately 33%, 32% and 32% of our total revenue for the years ended December 31, 2025, 2024, and 2023, respectively. We continue to review and add systems as necessary to accept payments in forms common outside of the U.S., optimize our marketing efforts in numerous non-U.S. geographies, equip our customer care team with the knowledge to serve these markets and maintain and review the need to establish, as needed, customer care operations in overseas locations. In addition, we continue to expand our employee base in a number of international locations, including in India, Bulgaria and Serbia.

Our international business and operations subject us to a variety of risks, including related to political, economic, social and other risks, some of which we may not generally encounter in the U.S. Such risks may include, but are not limited to:

- management, communication and integration problems resulting from language barriers, cultural differences and geographic dispersion of our customers and personnel;

- language translation of, and associated customer care guidance for, our products;

- compliance with international laws, rules and regulations, including laws, rules and regulations regarding consumer protection, the internet and e-commerce or mobile commerce, intellectual property, online disclaimers and advertising, liability of internet service providers for activities of customers especially with respect to hosted content, competition, anti-bribery, privacy, data protection and cybersecurity;

- accreditation and other regulatory requirements to do business and to provide domain name registration and registry services, web-hosting and other products in foreign jurisdictions;

- greater difficulty in enforcing contracts, including our universal terms of service and other agreements due to differences in local legal regimes and court systems;

- increased expenses incurred in establishing and maintaining office space and equipment, if needed, in our international locations;

- greater costs and expenses associated with international marketing and operations;

- greater risk of unexpected changes in regulatory practices, tariffs, trade disputes and tax laws and treaties;

- increased exposure to foreign currency risks;

- heightened risk of unfair or corrupt business practices in certain geographies, and compliance with anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act;

- compliance with market access regulations, tariffs and import, export and general trade regulations, including economic sanctions and embargoes;

- the potential for political, social or economic unrest, terrorism, hostilities or war;

- differing labor laws and regulations, including those related to working time, benefit provisions and labor rights;

- greater risk of investigation, audit and sanctions by labor authorities in connection with our labor practices;

- greater risk of sudden changes in labor law and practice in connection with changes in government or governmental policy; and

- multiple and possibly overlapping tax regimes.

Maintaining business and operations in international markets has required and will continue to require management attention and financial resources. These additional costs may increase our costs of acquiring international customers, which may impair our ability to maintain profitability in the future. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international business.

In addition, geopolitical changes, such as trade disruptions, including the imposition of tariffs by the U.S. on imports from certain countries and any resulting counter-tariffs, political unrest, warfare and military or armed conflict, including those involving China, Ukraine/Russia and the Middle East and the resulting macro-economic impacts from such geopolitical changes, could impair our growth prospects and adversely affect our business, operating results and financial condition. Although our business has not been materially negatively impacted to date by the conflicts between Russia and Ukraine and those in the Middle East, our business and operations could be materially negatively impacted by these or other conflicts or geopolitical changes in the future, and it is impossible to predict the extent of any such impacts, including over the long term.

We have taken significant actions to support profitable growth. These actions may not succeed. If we do not effectively manage future growth, our operating results will be adversely affected.

We continue to work to increase the breadth and scope of our business, operations and our product offerings. To support future growth, we must continue to improve our information technology and financial infrastructure, operating and administrative systems and our ability to effectively manage headcount, capital and processes. For example, we have made, and may make in the future, significant investments in product development, corporate infrastructure, technology and development, software systems and data center resources, marketing and our GoDaddy Guides. Additionally, we have incurred, and expect to continue to incur, expenses relating to our investments in our international business and operations, such as (i) our offerings and marketing presence in Europe, Australia, Canada and India, and (ii) our marketing spend to attract new customers, such as WebPros and Independents in non-U.S. markets. We are likely to recognize the costs associated with these actions earlier than some of the anticipated benefits, and the return on these actions may be lower or may develop more slowly than we expect. If we do not achieve the benefits anticipated from these actions, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

As we continue to manage our business and operations, our management, administrative, operational and financial infrastructure may be strained. The scalability and flexibility of our infrastructure depends on the functionality and bandwidth of our data centers, peering sites and servers. Any loss of data or disruption in our ability to provide our product offerings due to disruptions in our infrastructure, services or third parties we rely on could result in harm to our brand or reputation. Moreover, as we continue to expand our solutions, work to grow our customer base and use our integrated platform for more complicated tasks, we may need to devote additional resources to improve our infrastructure and enhance its scalability and security. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our operating and business results.

Acquisitions and other strategic transactions, including investments or entries into new businesses, joint ventures, divestitures or other transactions, could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we routinely evaluate opportunities that we believe could complement or supplement our business and address the needs of our customers, including possible acquisitions or investments in companies, talent, products, intangible assets or technologies, and for potential joint ventures, new lines of business, or other strategic investments. Such transactions could result in unforeseen operating difficulties and expenditures and could involve a number of risks, such as:

- diversion of management's attention, available cash and other resources from our existing business;

- incurrence of substantial debt or requirements to issue equity securities;

- difficulty integrating and managing the acquired products, talent, technology and security infrastructures, new brands and acquired customers;

- exposure to litigation or other claims, including related to intellectual property, privacy, data protection, cybersecurity, AI, regulatory compliance practices or employment;

- unforeseen costs or liabilities;

- adverse tax consequences;

- retention and integration of employees from an acquired company, including potential risks and challenges to our company's culture, and ability to maintain and integrate systems and operations if such employees are geographically dispersed or choose not to work with us once acquired;

- compliance with new or increased regulatory requirements;

- adverse effects to our existing business relationships, lack of customer acceptance, or inability to attract new customers; and

- inability to compete effectively in a new line of business due to lack of experience or knowledge, or other external factors, such as competitive alternatives, potential conflicts of interest, or shifting market preferences.

In addition, we may have to pay cash, incur debt or issue equity securities to pay for future acquisitions, each of which could adversely affect our financial condition or the value of our Class A common stock. Equity issuances in connection with potential future acquisitions may also result in dilution to our stockholders.

If we fail to properly evaluate, execute or integrate acquisitions or investments, or are unable to effectively compete in a new line of business, the anticipated benefits may not be realized, we may be exposed to unknown or unanticipated liabilities and our business and growth prospects could be harmed. In addition, any future acquisitions, investments or other strategic transactions we complete could be viewed negatively by our customers, investors or industry analysts. Any inability to integrate completed acquisitions in an efficient and timely manner could have an adverse impact on our results of operations.

Our company's culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, passion and teamwork that we believe contribute to our success and our business may be harmed.

We believe a contributor to our success has been our company's culture, which we rely on to foster innovation, experimentation, creativity, a customer-centric focus, passion, teamwork, collaboration and loyalty. We have invested substantial time and resources to build and maintain this culture. Any failure to preserve these aspects could negatively affect our ability to retain and recruit personnel and to ensure employees effectively focus on and pursue our company objectives. Our company's culture is also central to our devoted GoDaddy Guides, who are a key component of the value we offer our customers. As we continue to evolve our business, maintain our global footprint, manage and grow our product portfolio and rely on remote and foreign workers, we may need to expend additional efforts and focus to maintain these important aspects of our culture, which could limit our ability to innovate and operate effectively. If we are not successful in these efforts, our growth and operations could be adversely affected.

Currently none of our employees in the U.S. are subject to collective bargaining agreements, however, if areas of our workforce were to organize, we may find it difficult to maintain our culture, cost structure and control over the delivery of our products, which could adversely impact our results of operations. Certain of our employees in Germany are represented by employee works councils and elsewhere some international employees are represented by worker representatives or trade unions in accordance with local regulations.

Operational Risks

We are exposed to the risk of system failures and capacity constraints.

We have experienced, and may in the future experience, system failures and outages disrupting the operation of our websites or our products such as web-hosting and email, or the availability of our customer care operations. Our revenue depends on the volume of traffic to our websites, the number of customers whose websites we host on our servers and the availability of our customer care operations. Accordingly, the performance, reliability and availability of our websites and servers for our corporate operations and infrastructure, as well as in the delivery of products to customers, are critical to our reputation and our ability to attract and retain customers. Any such system failure or outage could generate negative publicity, which could negatively impact our reputation and financial results. As we continue to transition many of our services to Amazon Web Services (AWS) to host our products, we have become, and may further become, more dependent on third parties to accommodate the traffic to our websites and those of our customers.

We continually work to expand and enhance our website features, invest in the underlying technology and infrastructure to accommodate current levels of and potential increases in (i) the volume of traffic on our godaddy.com and affiliated websites, (ii) the number of customer websites we host and (iii) our total customers. We may be unable to project accurately the rate or timing of these increases or to successfully allocate resources to address such increases, which could have a negative impact on customer experience and our financial results. In the future, we may be required to allocate additional resources, including spending substantial amounts to build, purchase or lease data centers and equipment and upgrade our technology and network infrastructure to handle increased customer traffic, as well as increased traffic to customer websites we host. We also expect to increasingly rely on third-party cloud computing and hosting providers, such as AWS, as we transition to the public cloud. We cannot predict whether we will be able to continue to add network capacity from third-party suppliers as we require it. In addition, our network or our suppliers' networks might be unable to achieve or maintain data transmission capacity high enough to process orders or download data effectively or in a timely manner. Our failure, or our suppliers' failure, to achieve or maintain high data transmission capacity could significantly reduce demand for our products. The property and business interruption insurance coverage we carry may be subject to fact-dependent and incident-specific exclusions or may not be adequate to compensate us fully for losses that may occur.

We rely on information technology systems, including third-party cloud computing systems, and data centers to deliver many of our products and services. These information technology systems and data centers may experience outages, disruptions or degradations, and we may otherwise lose access to the services third-party service providers provide to us, any of which could impact our services, products and technological infrastructure.

We rely on data centers and third-party service providers, including providers of cloud computing services, to deliver our solutions and perform certain technology, processing, servicing and support functions on our behalf. We own one data center in Arizona and lease our remaining data center capacity. The reliable performance of our products and services depends on the continuing operation and availability of our information technology systems, including our data centers, and those of our external data center colocation providers, including third-party "cloud" computing services. The reliability, delivery and stability of our products and services could be adversely impacted by security incidents, outages, disruptions, failures, natural disasters, terrorist attacks, human error, or degradations of our network and related infrastructure, including in the online platforms or services of key business partners that offer, support or host our products and services, or by other events outside or within our control, such as the migration of data among data centers and to third-party hosted environments, the performance of upgrades and maintenance on our systems, and effectively scaling our technological infrastructure, which we have undertaken in the past.

If we or our external business partners were to experience an event that caused a system outage, disruption or degradation, or if a transition among data centers or service providers or an upgrade or maintenance session encountered unexpected interruptions, unforeseen complexity or unplanned disruptions, our products and services may not be available to customers or may not be delivered reliably and stably. In addition, if our agreements for our data centers and with our service providers are terminated, if we are unable to renew such agreements on commercially reasonable terms or at all, or if the service providers close the facilities or cease providing the services on which we rely, we may be required to transfer to a new service provider, and our agreements may not provide us with adequate time to transfer operations to a new facility in the event of a termination. As a result, our reputation and brand may be harmed, engagement with our products and services may be reduced, and our revenue and profitability could be negatively impacted. We do not have redundancy for all our systems, many of our critical applications reside in only one of our data centers, and our disaster recovery planning may not account for all eventualities. In addition, we may have limited remedies against these third parties in the event of service disruptions. If third parties are unable to perform these functions on our behalf because of service interruptions or extended outages, or because those services are no longer available on commercially reasonable terms, our expenses could increase and our customers' use of our products could be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could adversely affect our business.

Enhancements or migration of information and data to new technology platforms, systems or applications may disrupt our operations or could expose us to a cyber attack or other cybersecurity incident which could delay or interrupt service to our customers, harm our reputation, cause us to incur substantial costs or subject us to significant liability.

We maintain information and data (including personal data) on various platforms, systems and applications. From time to time, we review and make enhancements to our existing platforms or migrate information and data to new platforms, systems and applications. While we are engaged in this work, we may experience difficulties in managing our existing platforms, systems and applications, which could disrupt our operations, the provision of our products and services to our customers, the management of our finances and the reporting of our financial results. If we determine new platforms, systems or applications or updates to existing platforms, systems or applications are necessary, we may need to rely on legacy platforms, systems or applications while we plan for implementation of such new or updated platforms, systems or applications and such legacy platforms, systems or applications may not be able to scale efficiently as our business grows, which may delay future product or service launches or enhancements. In addition, any new platforms, systems or applications may operate differently than anticipated when introduced or when new versions or enhancements are released, or there may be unforeseen consequences as a result of these migrations that may cause disruptions to the availability of our products and services due to service outages, downtime or other similar issues that could harm our business. Further, our transition could involve significant time and expense. Our failure to improve our platforms, systems or applications, complete such implementations, enhancements or migrations on a timely basis, or a failure of such platforms, systems or applications to operate in the intended manner, may result in our inability to manage the growth of our business, successfully integrate our acquisitions and to accurately forecast and report our results, which could harm our financial condition and results of operations. In addition, the migration of information and data can create additional exposure to cyber attacks and other cybersecurity incidents, including, but not limited to, improper access to our or our customers' websites and data (including personal data). For further information on potential cybersecurity risks, please refer to our risk factor "An actual or perceived cybersecurity incident could impair our ability to conduct business, provide our products and services, protect data, and comply with contractual or legal obligations, and may cause us to incur substantial costs, or subject us to significant liability."

We substantially rely upon AWS services to operate our integrated platform, and any disruption of or interference with our use of AWS would adversely affect our business, results of operations and financial condition.

A substantial portion of our cloud infrastructure is provisioned through AWS, which hosts several of our products and our integrated platform. Our customers need to be able to access our platform at any time, without interruption or degradation of performance. AWS runs its own platform that we access, and we are, therefore, vulnerable to service interruptions at AWS. We may experience interruptions, delays and outages in service and availability of AWS services due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints due to any number of potential causes, including technical failures, natural disasters, pandemics, fraud or cybersecurity attacks, all of which could impact our service to our customers. In addition, if the security of AWS is compromised, or our products or platform are unavailable or our users are unable to use our products within a reasonable amount of time or at all, then our business, results of operations and financial condition could be adversely affected. In some instances, AWS or we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. It may become increasingly difficult to maintain and improve our platform performance, especially during peak usage times, as our products become more complex and the usage of our products increases. To the extent that we do not effectively address capacity constraints, either through AWS or alternative providers of cloud infrastructure, our business, results of operations and financial condition may be adversely affected. In addition, any changes in service levels from AWS may adversely affect our ability to meet our customers' requirements, resulting in negative publicity which could harm our reputation and brand and may adversely affect the usage of our platform.

We use AWS primarily for cloud-based server capacity, storage and other infrastructure offerings. AWS enables us to order and reserve server capacity in varying amounts and sizes distributed across multiple regions. We access AWS infrastructure through standard IP connectivity. AWS provides us with computing and storage capacity pursuant to an agreement that continues until terminated by either party. AWS may terminate the agreement for cause upon notice and upon our failure to cure a breach within 45 days from the date of such notification and may, in some cases, suspend the agreement immediately for cause upon notice. Although we expect that we could receive similar services from other third parties, if any of our arrangements with AWS are terminated, we could experience interruptions on our platform and in our ability to make our products available to customers, as well as delays and additional expenses in arranging alternative cloud infrastructure services. Any of the above circumstances or events may harm our reputation, erode customer trust, cause customers to stop using our products, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base, subject us to financial penalties and liabilities under our service level agreements and otherwise harm our business, results of operations and financial condition.

An actual or perceived cybersecurity incident could impair our ability to conduct business, provide our products and services, protect data, and comply with contractual or legal obligations, and may cause us to incur substantial costs, or subject us to significant liability.

Our operations depend on our ability to protect our information systems against interruption, a breach of confidentiality, or other damage from cybersecurity threats and incidents. Our large size and global computer network expose us to a wide variety of cybersecurity threats that include cyber attacks from individuals, organized crime groups, nation-state sponsored organizations, and others (collectively, threat actors). These cyberattacks can take many different forms, including but not limited to deploying malicious software, exploiting hardware and software vulnerabilities, social engineering, or other actions to gain access to our systems and data or disrupt our operations. For example, we have experienced, and may continue to experience, an increase in social engineering attacks and have experienced unauthorized access to certain of our systems. While to date these incidents have not been material and we continue to invest in our cybersecurity defenses, we cannot guarantee that our defenses (or those of our third-party service providers) will be sufficient to prevent a material incident in the future.

In addition to threats from external threat actors, we face internal cybersecurity threats related to our own operations. These threats may include human error, intentional misconduct, or accidental failures, including when using third-party LLMs providers and AI systems. Although we have made investments in cybersecurity defenses designed to guard against insider threats, we cannot guarantee that our defenses (or those of our third-party service providers) will be sufficient to prevent an insider from causing unauthorized disruption or access to our systems or data.

If our cybersecurity defenses (or those of our third-party service providers) are insufficient to prevent a cybersecurity incident, we may experience significant data loss or exposure, business disruption, substantial costs, reputational harm, and liability. Any actual or suspected cybersecurity incident may disrupt our business by, among other things, making our network, systems and services partially or totally unavailable or by destroying, corrupting, exposing, or otherwise unlawfully processing data necessary for us or our customers to conduct business. An actual or suspected cybersecurity incident impacting our systems or those of third-party providers, including LLM providers and AI system providers, also may cause us to incur a wide range of costs, including but not limited to acquiring new hardware and software to repair our systems or remediate the effects of the incident, retaining external consultants, and providing notice to affected customers, individuals, and government authorities. A cybersecurity incident also may cause reputational harm if, for example, customers believe we are unable to protect our systems or their data (including sensitive, confidential, proprietary, and personal data). Finally, we have been and in the future may be subject to litigation or governmental investigations relating to our failure to prevent a cybersecurity incident.

We have purchased cybersecurity insurance to cover the costs and potential liability arising from cybersecurity incidents. Our coverage, however, includes significant deductibles. We cannot ensure that our existing cybersecurity insurance coverage will be sufficient to cover the successful assertion of one or more large claims against us, continue to be available on acceptable terms, or at all, or that the insurer will not deny coverage as to any future claim. Thus, we cannot guarantee that our insurance will provide coverage for a specific cybersecurity incident or will be sufficient to cover all the potential costs and liabilities of any specific cybersecurity incident.

If we experience fraudulent activity relating to our, or our third-party vendors' products and services, we could suffer service interruptions or incur substantial costs.

Our products and services, and the products and services of our third-party vendors and partners, may be subject to fraudulent usage, including, but not limited to domain name hijacking, revenue share fraud and other evolving schemes (external fraudulent activity). In addition, although our customers are required to set passwords or personal identification numbers to protect their accounts, third parties have in the past been, and may in the future be, able to access and use our customers' accounts through fraudulent means. Fraudulent activity can result in, among other things, interruption of our services to our customers, and substantial business and reputational harm to ourselves and to our customers. Although we implement multiple fraud prevention and detection controls, our ability to mitigate risks originating from third-party vendors and partners may be limited by their own controls and practices, and we cannot be certain that our efforts to address external fraudulent activity and the use of our, or our third parties' and vendors' products and services, will be successful in eliminating these threats, any of which could adversely affect our business, results of operations and financial condition. Our monitoring and updates to our controls and oversight frameworks may be insufficient to mitigate impacts to our business as a result of emerging fraud trends.

We rely on our marketing efforts and channels to maintain awareness of our brand and acquire new customers. These efforts may require significant expense and may not be successful.

We use a variety of marketing channels to maintain awareness of our brand, including online keyword search, sponsorships and endorsements, television, radio and print advertising, email and social media marketing. Our GoDaddy Guides also market our brand through their recommendations of our products or solutions to specifically meet the needs of our customers. In order to maintain and grow our revenues, we need to continuously optimize and diversify our marketing campaigns and strategies and increase our efforts to expand customer awareness of our brand and portfolio of products. There can be no assurance that our marketing efforts will succeed. If we lose access to one or more of these channels, we may be unable to promote our brand effectively, which could limit our ability to grow our business. Protecting and maintaining awareness of our brand is important to our success, particularly for continued acceptance of our existing and future products and solutions, attracting new customers and increasing customer awareness of our full product portfolio. Further, if our marketing activities fail to generate traffic to our website, attract new customers or lead to new sales or renewals of our products at the levels we anticipate or our efforts to personalize our marketing efforts are not successful, our business and operating results could be adversely affected.

In the years ended December 31, 2025, 2024, and 2023, our marketing and advertising expenses were $375.1 million, $356.9 million and $352.9 million, respectively. If these costs or our customer acquisition costs increase or we fail to generate additional sales as a result of our marketing efforts, our business, operating results and financial performance could be adversely affected.

Our ability to increase sales of our products is highly dependent on the quality of our customer care. Our failure to provide high-quality customer care would have an adverse effect on our business, brand and operating results.

We believe our focus on high-quality customer care is critical to retaining, expanding and further penetrating our customer base, including generating additional sales of products to our customers. Our GoDaddy Guides have historically contributed significantly to our total bookings. For the years ended December 31, 2025, 2024 and 2023, approximately 9%, 8%, and 9% of our total bookings, respectively, were generated from the sale of product subscriptions by our GoDaddy Guides. Most of our current offerings are designed for customers who often self-identify as having limited to no technology skills. Our customers depend on our GoDaddy Guides to guide them as they create, manage and grow their Identity, support their Presence, both online and offline, and enable them with products to meet their Commerce needs. Our GoDaddy Guides engage with customers through direct calls and/or via other communication channels, such as chat, social media and webcasts, and we continue to increase our self-serve solutions. As our customer base and our penetration within existing customers expands, we must continue to broaden our portfolio of solutions, increase the scope of our solution deployments and adapt our customer support organization to ensure our customers continue to receive the high level of customer service which they have come to expect. If we fail to maintain high quality customer care across our communications platforms to support our customers' growing needs, our reputation, financial results and business prospects may be materially harmed. Notwithstanding our commitment to customer care, our customers may occasionally encounter interruptions in service and other technical challenges, including those resulting from our GoDaddy Guides working remotely. An interruption in service and other challenges could negatively impact our business.

A portion of our GoDaddy Guides is engaged through third parties and not directly by us.

We continue to refine our efforts in customer care so we can adequately serve our domestic and international customers. A portion of our GoDaddy Guides is engaged through third parties and not employed by us. If our agreements with such third parties are terminated for any reason, including a breach of agreement, if such third parties or the GoDaddy Guides engaged through the third parties do not perform the level of service expected of GoDaddy or our customers, or if such GoDaddy Guides engage in misconduct, our business and reputation could be harmed and we may need to find and/or train alternative providers, which could increase our costs and delay services to our customers. In addition, such a disruption could adversely impact our ability to serve our customers and to sell products to new and existing customers and we may experience a decline in our subscription renewal rates and in our ability to cross-sell our products and our reputation may suffer, any of which could adversely affect our business, reputation and operating results.

If we are unable to maintain our contractual relationships with existing partners or establish new contractual relationships with potential partners, we may not be able to offer the products and related functionality our customers expect.

We rely on certain relationships with partners to offer and support key products and services, some of whom create integrations with our products, including Microsoft Corporation, a critical provider of email and related productivity tools through Microsoft 365, and others that create integrations with third-party applications and platforms used by our customers, such as advanced email security provided by ProofPoint, Inc., email backup and migration services provided by SkyKick and email archiving services provided by Barracuda. Our email offerings are a core component of many customers' productivity and daily operations and our ability to provide these services at scale depends, in significant part, on the continued availability, functionality and commercial terms of our partnerships, including with Microsoft and other email providers. We also maintain partnerships to help provide other core services to our customers, including with Norton Small Business, a provider of device security, cloud backup and other security tools, LegalZoom.com, Inc. and ZenBusiness, Inc., providers of business formation services, and with other providers that assist our customers with e-signatures, insurance and bookkeeping. We also work to make certain of our products interoperable with services such as Yelp, Google, Amazon, WhatsApp and Instagram and, we provide various payment options for customers, including through our partnerships and technical integrations with providers such as PayPal, Stripe, Block and Mercado Libre.

We have invested and will continue to invest in our partnerships to provide these product offerings and tools to our customers, to assist us in expanding the suite of solutions and tools we can offer to our customers and to help us attract new customers and retain and grow our existing customers. Despite these investments, our partnerships may not be as successful in retaining or generating new customers as we anticipate, which could adversely affect our ability to retain our current customers or grow our total customers, and could materially adversely affect our business and financial results. Further, these integrated products could require substantial investment while providing no assurance of return or incremental revenue. If a key partner, such as Microsoft, were to terminate its relationship with us, materially limit our or our customers' access to its products and services, fail to create operable integrations, fail to perform as expected, or if they change the features, availability or pricing of their applications or alter the terms governing our or our customers' use of their applications in an adverse manner, demand for their products, and as a result our products could decrease, we could be required to transition customers to alternative solutions, which may not be available on comparable terms, may be operationally complex and could result in service disruptions, increased costs or loss of customers, all of which would harm our business and operating results. In addition, if our relationships with our partners deteriorate or we are unable to maintain our contractual relationships with our existing partners or establish new contractual relationships with potential partners, we may not be able to offer the products and related functionality our customers expect, we may experience delays and increased costs in providing for our customers or attracting new customers, and we may lose existing customers. Any ineffectiveness of our partner programs could materially adversely affect our business and results of operations and may cause reputational harm. In addition, our partners may increase the fees they charge us or offer their services on terms that are less than favorable to us, including in connection with renewal negotiations. Such increased costs or less than favorable terms could result in increased costs to customers and potential loss of customers, which could have an adverse impact on our results of operations.

Our failure to properly register or maintain our customers' domain names or comply with applicable laws, rules and regulations relating to domain name registration and maintenance could subject us to additional liability, regulatory action, expenses, claims of loss or negative publicity that could have a material adverse effect on our business.

System and process failures related to our domain name registration service may result in inaccurate and incomplete information in our domain name database. Despite testing, system and process failures, cybersecurity threats and other vulnerabilities may remain undetected or unknown, which could result in compromised customer data, loss of or delay in revenues, failure to achieve market acceptance, injury to our reputation, increased product costs or other negative impacts, any of which could harm our business. Furthermore, the requirements for registering and maintaining domain names vary from registry to registry and by jurisdiction, each of which is subject to change from time to time. For example, the E.U.'s Network Information Security 2 Directive (the NIS2 Directive) requires, among other things, that registries and entities providing domain name registration services adopt policies and procedures, including verification procedures, to ensure that such entities maintain accurate and complete domain name registration data in their domain name databases. The NIS2 Directive is in the process of being transposed into many E.U. member states' respective national laws. We cannot guarantee we will be able to readily adopt and comply with the varying registry and jurisdictional requirements as they arise. Our failure or inability to properly register or maintain our customers' domain names or comply with applicable laws, rules or regulations relating to domain name registration or maintenance might result in significant expenses and subject us to additional liability, regulatory action, expenses, claims of loss or negative publicity, which could harm our business, brand and operating results.

We are dependent on the reliability, security and performance of our internally developed systems and operations. Any difficulties in maintaining these systems may result in damage to our brand, service interruptions, decreased customer service or increased expenditures.

The reliability, security and continuous availability of the software, hardware and workflow processes underlying our internal systems, networks and infrastructure and the ability to deliver our products are critical to our business. Any interruptions resulting in our inability to timely deliver our products or customer care, or materially impacting the efficiency or cost with which we provide our products and customer care, would harm our brand, profitability and ability to conduct business. In addition, many of the software and other systems we currently use will need to be enhanced over time or replaced with equivalent commercial products or services, which may not be available on commercially reasonable terms or at all. Enhancing or replacing our systems, networks or infrastructure could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures and tools to operate our systems, networks or infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenue.

Our business is exposed to risks associated with credit card and other payment chargebacks, fraud and new payment methods.

A significant percentage of our revenue is processed through credit cards and other online payment methods. We face the risk that we may fail to maintain an adequate level of protection against fraud or chargebacks and that one or more credit card associations or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card or other forms of online payments from customers. Under our contracts with our payment processors, we are required to reimburse them for such penalties. If our refunds or chargebacks increase, our processors could require us to create reserves, increase fees or terminate their contracts with us. In addition, as we expand our presence in commerce through our GoDaddy Payments products and services, we face additional risks in payment processing due to merchant screening, merchant related fraud, hardware failures and servicing, manufacturing costs, the procurement of hardware parts and materials, and risks associated with the interface of our hardware products with third-party mobile devices.

We could also incur significant fines or lose our ability to give customers the option of using credit cards to pay for our products if we fail to follow payment card industry data security standards, even if there is no compromise of the cardholder information covered by these standards. Although we are in compliance with payment card industry data security standards, it is possible that evolving cybersecurity threats may impact our ability to protect cardholder data which could result in fines or otherwise impact our financial condition, or could result in the suspension of our ability to accept credit cards as a form of payment.

In addition, we could be liable if there is a cybersecurity incident affecting the payment information we store. Online commerce and communications depend on the secure transmission of payment information over public networks. With the expansion of our offerings through GoDaddy Payments products and services, we face additional burdens in securing and transmitting payment information. We cannot ensure the encryption and authentication technology we rely on to secure the transmission of payment information will adequately prevent cybersecurity incidents affecting systems. Although we maintain network security insurance, we cannot be certain our coverage will be adequate for liabilities actually arising from a cybersecurity incident or insurance will continue to be available to us on reasonable terms, or at all. In addition, some of our partners also collect or possess payment information about our customers, and we may be subject to litigation or our reputation may be harmed if our partners fail to protect our customers' payment information or if they use it in a manner inconsistent with our policies and practices. Cybersecurity incidents can also occur as a result of non-technical issues. Under our contracts with our processors, if there is unauthorized access to, or disclosure of, payment information we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.

Moreover, in the future we may explore accepting various forms of payment that may have higher fees and costs than our current payment methods. If our customers utilize alternative payment methods, our payment costs could increase and our operating results could be adversely impacted.

Our future performance depends in part on the services and performance of our senior management, as well as key employees. If we are unable to attract, motivate, and retain our employees, our business could suffer.

Our future performance depends on the services and contributions of our senior management and key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of any senior management or other key employees and the hiring of new senior leaders and key employees, especially in a competitive labor market, could significantly delay or prevent our achievement of strategic objectives, business plans and product development as we transition to new leaders and could adversely affect our business, financial condition and operating results.

Our future performance and success also depends, in part, on our ability to continue to hire, retain, manage and motivate highly skilled personnel around the globe. The loss of any of our key personnel, the inability to attract or retain qualified personnel or delays in hiring required personnel, including as a result of changes or evolution in any laws, rules or regulations, may seriously harm our business, financial condition and operating results. We may need to invest significant amounts of cash and equity to retain our employees or attract new employees, and we may never realize returns on these investments. Historically, equity awards have been a key component of our employee compensation program, and as a result, any decline or continued depreciation of the price of our Class A common stock (directly or relative to the stock price of other companies with which we compete for talent) may adversely impact our ability to retain employees or to attract new employees, which could impact our business, reputation and company culture.

We have in the past and may in the future expand our solutions through acquisitions. If we expand in this way, we may need to increase our hiring or may become dependent on the key personnel who join us through such acquisitions. If we are unable to successfully integrate and retain such personnel, our financial condition and operating results may be adversely affected.

Competition for highly skilled personnel, particularly employees with technical and engineering skills, is frequently intense. Additionally, we are limited in our ability to recruit global talent by U.S. immigration laws and policies, including those related to H-1B visas. The demand for H-1B visas to fill highly-skilled jobs is greater than the number of H-1B visas available each year. In addition, new or modified immigration laws and policies may further limit the availability of H-1B visas, cause delays in the issuance of visas or increase the costs associated with H-1B visas, any of which could impact our ability to recruit, hire and retain qualified skilled personnel, which could adversely impact our business, operating results and financial condition.

Financial Risks

Our quarterly and annual operating results and key metrics may be adversely affected due to a variety of factors, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our quarterly and annual operating results and key metrics have varied from period to period in the past, and may fluctuate in the future as a result of a number of factors, many of which are outside of our control, including, among other things:

- our ability to continue to increase sales to new and existing customers;

- the timing and success of introductions of new products;

- changes in the growth rate of small businesses and ventures;

- changes in renewal rates for our subscriptions and our ability to sell additional products to existing customers;

- higher than expected refunds to our customers;

- the timing of revenue recognition relative to the recording of the related expense;

- any negative publicity or other actions which harm our brand;

- the timing of our marketing expenditures;

- the mix of products sold and our use of "freemium" and other promotions and free trials for our solutions;

- our ability to maintain a high level of personalized customer care and resulting customer satisfaction;

- competition in the market for our products;

- our ability to expand or maintain our international business;

- changes in interest rates or foreign currency exchange rates;

- rapid technological change, including as a result of developments in AI adoption and integration;

- frequent new product introductions;

- evolving industry standards;

- our ability to implement new financial and other administrative systems;

- actual or perceived cyber attacks or other incidents;

- systems, data center and internet failures, breaches and service interruptions;

- actions by foreign governments that reduce access to the internet for their citizens;

- changes in or increases to U.S. or foreign regulations or regulations by governments or multi-governmental organizations, that could impact one or more of our product offerings;

- changes to regulatory bodies, such as the Internet Corporation for Assigned Names and Numbers (ICANN);

- a delay in the authorization of new TLDs by ICANN or our ability to secure operator rights for new TLDs, both of which would impact the breadth of our customer offerings;

- any changes in industry rules restricting our ability to hold domains for sale on the aftermarket;

- shortcomings in, or misinterpretations of, our metrics and data which cause us to fail to anticipate or identify market trends or affect our ability to forecast results;

- terminations of, disputes with, or material changes to our relationships with third-party partners, including referral sources, product partners and payment processors;

- reductions in the selling prices for our products;

- costs and integration issues associated with acquisitions we may make;

- changes in laws, rules, regulations or policies, including those concerning AI, domain name registration, content control and other matters;

- changes in legislation affecting our collection of indirect taxes both in the U.S. and in foreign jurisdictions;

- changes in legislation affecting exposure to liability resulting from actions of our customers;

- increases in rates of failed sales on our aftermarket platform for transactions in which we act as the primary obligor, resulting in higher than expected domain portfolio assets;

- timing of expenses;

- macroeconomic conditions and the related impact on the worldwide economy, including the effects of inflation, deflation or a recession, tariffs and trade policy changes, geopolitical conflict or other adverse economic conditions;

- threatened or actual litigation; and

- loss of key employees.

Any of the factors above, or the cumulative effect of multiple factors, or factors that may not be known to us at this time, may result in significant fluctuations in our quarterly or annual operating results, including fluctuations in our key financial and operating metrics, our ability to forecast those results and our ability to achieve those forecasts. This variability and unpredictability could result in our failing to meet our revenue, bookings or operating results expectations or those of securities analysts or investors for any period. In addition, a portion of our operating expenses are fixed in nature and based on forecasted revenue and bookings trends. Accordingly, in the event of revenue or bookings shortfalls, we may generally be unable to mitigate with commensurate reductions in operating expenses in the short term, which could adversely impact our operating results.

We release guidance in our quarterly earnings webcasts, quarterly earnings releases, or otherwise, based on forecasts by management, which are necessarily speculative in nature and subject to assumptions and inherent challenges in measurement. Our guidance may vary materially from actual results for a variety of reasons, including that our estimates and assumptions prove to be inaccurate. If our revenue, bookings or other operating results, or the rate of growth of our revenue, bookings or operating results, fall below the expectations of our investors or securities analysts, or below any forecasts or guidance we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met our own or other publicly stated financial forecasts. Our failure to meet our own or other publicly stated financial forecasts, or failure to meet securities analyst or investor expectations even when we meet our own forecasts, could cause our stock price to decline and expose us to lawsuits, including securities class action suits. Such litigation could impose substantial costs and divert management's attention and resources.

We may not be able to maintain profitability in the future.

We had net income of $875.0 million, $936.9 million and $1,375.6 million for the years ended December 31, 2025, 2024 and 2023 respectively. While we have experienced revenue growth over these periods, we may not be able to sustain or increase our growth or maintain profitability in the future or on a consistent basis. We have in the past, and may in the future, experience lower growth rates in customer demand due to factors including inflation, foreign currency headwinds and other factors that may not be known to us. We have incurred substantial expenses and expended significant resources to market, promote and sell our products. We also expect to continue to invest for future growth and to expand our product offerings. In addition, as a public company, we expect to continue to incur significant accounting, legal and other expenses in the future. Furthermore, we have incurred in recent periods, and may incur in future periods, large expenses which are not recurring, but which nonetheless negatively impact our operating results.

In addition, maintaining profitability will require that we manage our cost structure and avoid significant liabilities. In the future, our revenue growth may slow or decline, or we may incur significant losses for any reason, including deteriorating general macroeconomic conditions, increased competition, a decrease in the growth of the markets in which we operate or have business, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed and our stock price could be volatile or decline.

Because we are generally required to recognize revenue for our products over the term of the applicable agreement, changes in our sales may not be immediately reflected in our operating results.

As described in Note 2 to our audited financial statements, we generally recognize revenue from our customers ratably over the respective terms of their subscriptions in accordance with generally accepted accounting principles in the U.S. (GAAP). Our subscriptions can range from monthly terms to multi-annual terms of up to ten years, depending on the product. Accordingly, increases in sales during a particular period do not translate into immediate, proportional increases in revenue during such period, and a substantial portion of the revenue we recognize during a quarter is derived from deferred revenue from customer subscriptions we entered into during previous quarters. Conversely, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue for that quarter and the existence of substantial deferred revenue may prevent deteriorating

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sales activity from becoming immediately observable in our statements of operations. In addition, we may not be able to adjust spending in a timely manner to compensate for any unexpected sales shortfall, and any significant shortfall relative to planned expenditures could negatively impact our business and results of operations.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the U.S. and various foreign jurisdictions, and our domestic and international tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Significant judgment is required in determining our global provision for income taxes, deferred tax assets (DTAs) or deferred tax liabilities (DTLs) and in evaluating our tax positions worldwide. While we believe our tax positions are consistent with the tax laws in the jurisdictions in which we conduct our business, it is possible these positions may be contested or overturned by jurisdictional tax authorities. We are subject to periodic examination of our domestic and foreign tax returns by the Internal Revenue Service, state, local and foreign tax authorities, some of whom are challenging our tax positions. We regularly assess the likelihood of adverse outcomes from these examinations in determining the adequacy of our provision for income taxes and other tax liabilities. If the ultimate determination of income and other tax liabilities differ from the amounts recorded or accrued, our business, financial condition or results of operations may be adversely impacted.

Tax laws are dynamic and subject to change as new laws are passed and new interpretations of existing laws are issued or applied. The Organization for Economic Co-operation and Development (OECD) has and continues to release guidance and certain countries have enacted legislation, with widespread implementation of the Pillar Two framework expected in the near future. The Pillar Two framework and associated laws, rules, regulations and guidance across jurisdictions have not yet been fully adopted, implemented or released. We are unable to predict when and how additional rules will be enacted in additional countries, and it is possible that such legislation, when implemented, could have a material effect on our liability for taxes. Although the U.S. has not enacted legislation to implement the Pillar Two framework, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement the Pillar Two framework. The OECD issued new administrative guidance on January 5, 2026, with respect to the Pillar Two framework which modifies key aspects of the framework for countries to enact their own laws. We continue to monitor pending legislation and implementation by individual countries and will continue to evaluate the potential impact on our business in future periods.

Our future effective tax rates could be subject to volatility or adversely affected by several factors, including: (i) changes in the valuation of our DTAs and DTLs; (ii) tax effects of equity-based compensation; (iii) costs related to intercompany restructurings; (iv) changes in tax laws, regulations or interpretations thereof; and (v) future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates. In addition, we may be subject to audits of our income, sales and other transaction taxes by federal and state and foreign tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Our level of indebtedness could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business and our ability to react to changes in the economy or our industry, as well as divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

We have incurred indebtedness, including our Credit Facility and Senior Notes, and may incur additional indebtedness in the future. Our level of indebtedness now and in the future could have a material adverse effect on our business and financial condition, including:

- requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations and capital expenditures and pursue future business opportunities;

- increasing our vulnerability to adverse economic, industry or competitive developments;

- exposing us to increased interest expense;

- making it more difficult for us to satisfy our obligations with respect to our indebtedness, including restrictive covenants, which could result in a default accelerating our obligations to repay indebtedness;

- restricting us from making strategic acquisitions and/or redeeming or repurchasing shares of our capital stock;

- limiting our ability to obtain additional financing in the future; and

- limiting our flexibility in planning for, or reacting to, changes in our business or market conditions, which could place us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities our leverage prevents us from exploiting.

The agreements governing our indebtedness impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities and making payments on our indebtedness.

The agreements governing our indebtedness, including our Credit Facility and the Senior Notes, impose significant operating and financial restrictions on us. These restrictions limit the ability of our subsidiaries, and effectively place restrictions on our own ability to, among other things: incur or guarantee additional debt or issue disqualified equity interests; pay dividends and make other distributions on, or redeem or repurchase, capital stock; prepay, redeem or repurchase certain junior debt; make certain investments; incur certain liens; enter into transactions with affiliates; merge, consolidate or make certain other fundamental changes; enter into agreements restricting the ability of restricted subsidiaries to make certain intercompany dividends, distributions, payments or transfers; and transfer or sell assets. In addition, our Credit Facility requires us to comply with a specified leverage ratio under certain circumstances.

Our ability to comply with these provisions may be affected by events beyond our control, and these provisions could limit our ability to plan for or react to market conditions, meet capital needs or otherwise conduct our business. There can be no assurance that we will be able to comply with current or additional covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the applicable lenders or holders or amend the covenants. Our failure to comply with current or future restrictive covenants or other current or future terms of indebtedness could result in a default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date.

We may need additional equity, debt or other financing in the future, which we may not be able to obtain on acceptable terms, or at all, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future to, among other things, develop new technologies, expand our business, respond to competitive pressures, refinance our existing indebtedness or make acquisitions or other strategic arrangements. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements or by refinancing our existing indebtedness.

Our ability to obtain any additional financing will depend on a number of factors, such as market conditions, our operating performance, investor interest and, in the case of debt financing, our then-current debt levels, expected debt amortization, interest rates and our credit rating. Volatility in the credit markets, including the U.S. Federal Reserve Bank's actions and implementation of varying interest rates to combat inflation in the U.S., may have an adverse effect on our ability to obtain debt financing. Our credit rating may also be affected by our liquidity, financial results, economic risk or other factors, which may increase the cost of future financings. Any additional financing may not be available to us on acceptable terms or at all. If financing is not available, we may be required to reduce expenditures, including curtailing our growth strategies, forgoing acquisitions or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or equity-linked securities, then existing stockholders could experience substantial dilution. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our Class A common stock. In addition, any such issuance could subject us to restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital, respond to competitive pressures and pursue business opportunities, including potential acquisitions. Further, to the extent we incur additional indebtedness or other such obligations, the risks associated with our significant debt described below, including our possible inability to service our debt, would increase. Additionally, events and circumstances may occur that could cause us to not be able to satisfy applicable draw-down conditions and utilize our revolving line of credit. Although the agreements governing our indebtedness contain restrictions on our incurrence of additional indebtedness and entry into certain types of transactions, these restrictions are subject to a number of qualifications and exceptions, and we may choose to amend such agreements and the applicable restrictions from time to time (with the consent of the requisite lenders or holders), which may allow us to incur additional indebtedness that could be substantial.

We may be required to repurchase the Senior Notes and the maturity of our Credit Facility may be accelerated upon a change of control triggering event.

Holders of the Senior Notes can require us to repurchase the Senior Notes upon a change of control of our company. Our ability to repurchase the Senior Notes may be limited by law or the terms of other agreements relating to our indebtedness. In addition, we may not have sufficient funds to repurchase the Senior Notes or have the ability to arrange necessary financing on acceptable terms, if at all. A change of control of our company may also constitute a default under, or result in the acceleration of the maturity of, our other then-existing indebtedness, including our Credit Facility. Our failure to repurchase the Senior Notes would result in a default under the Senior Notes, which may result in the acceleration of the Senior Notes and other then-existing indebtedness, including our Credit Facility. We may not have sufficient funds to make any payments triggered by such acceleration, which could result in foreclosure proceedings and our seeking protection under the U.S. bankruptcy code.

Legal and Regulatory Risks

Laws, regulations, policies or claims concerning the domain name registration system and the internet in general, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our business.

ICANN is a multi-stakeholder, private sector, not-for-profit corporation formed in 1998 for the express purposes of overseeing a number of internet related tasks, including managing the DNS allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for these functions. We are accredited by ICANN as a domain name registrar and thus our ability to offer domain name registration products is subject to our ongoing relationship with, and accreditation by, ICANN. Further, our gTLD registry business is based on contracts with ICANN, per TLD, and therefore, is subject to existing requirements and any changes or modifications to those requirements.

Additionally, we continue to face the following possibilities:

- the structure and accountability mechanisms contained in the Bylaws for ICANN, as amended, are not fully tested, which may result in ICANN not being accountable to its stakeholders and unable to make, implement or enforce its policies;

- the internet community, key commercial industry participants, the U.S. government or other governments may (i) refuse to recognize ICANN's authority or support its policies, (ii) attempt to exert pressure on ICANN, or (iii) enact laws in conflict with ICANN's policies, each of which could create instability in the domain name registration system;

- governments, via ICANN's Governmental Advisory Committee, may seek greater influence over ICANN policies and contracts with registrars and may advocate changes that may adversely affect our business;

- the terms of the Registrar Accreditation Agreement (RAA) under which we are accredited as a registrar or the Registry Agreement (RA) under which we are accredited as a registry, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar or registry service, or ICANN could adopt unilateral changes to the RAA or RA that are unfavorable to us, that are inconsistent with our current or future plans, or that affect our competitive position;

- international regulatory or governing bodies may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation in areas such as taxation, privacy, data protection, cybersecurity and the monitoring of our customers' hosted content;

- ICANN or any TLD operators may implement policy changes impacting our ability to run our current business practices throughout the various stages of the lifecycle of a domain name;

- the U.S. Congress or other legislative bodies in the U.S. could take action unfavorable to us, influencing customers to move their business from our products to those located outside the U.S.;

- the U.S. Congress or other legislative bodies in the U.S. could adopt regulations that are in direct conflict with other jurisdictions (e.g., the E.U.), which could fragment our platform and product offerings;

- the U.S. Congress or other legislative bodies in the U.S. or in other countries could adopt laws that erode the safe harbors from third-party liability in the CDA (Section 230) and the Digital Millennium Copyright Act;

- ICANN could fail to maintain its role, potentially resulting in instability in DNS services administration and operation;

- our business as a vertically integrated operation of a registrar and registry could lead to increased regulatory scrutiny;

- ICANN, TLD operators, governments and governmental authorities may impose requirements for verification of domain name registrant information that are inconsistent with our current business practices or that result in inconsistency among industry participants, including but not limited to changes under the E.U. NIS2 Directive being transposed into member state law;

- ICANN, TLD operators, governments and governmental authorities may impose requirements for, or prohibit, the registration of domain names containing certain words or phrases;

- some governments and governmental authorities outside the U.S. have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN and TLD operators relating to the DNS, which could fragment the single, unitary internet into a loosely-connected group of one or more networks, each with different rules, policies and operating protocols;

- multi-party review panels established by ICANN's Bylaws may take positions unfavorable to our business; and

- changes in ICANN leadership could introduce uncertainty that could delay or postpone programs, such as the next round of new generic TLD (gTLD) applications, and that could have a material impact on our business.

If any of these events occur, they could create instability in the domain name registration system and may make it difficult for us to continue to offer existing products and introduce new products, or serve customers in certain international markets. These events could also disrupt or suspend portions of our domain name registration product and subject us to additional restrictions on how the registrar and registry products businesses are conducted, which would result in reduced revenue.

In addition, due to changes in privacy and data protection laws, rules and regulations around the world, ICANN and its stakeholders have modified their policies, procedures and contracts related to how registrars collect, store, transmit, publish or otherwise process the personal information of domain name registrants in publicly accessible WHOIS directories. We continue to work with ICANN and our industry counterparts to reconcile conflicts and inconsistencies with such laws, rules and regulations. If ICANN is unable to maintain policies, procedures and contracts consistent with applicable privacy and data protection laws and regulations, our efforts to comply with applicable laws may cause us to violate our existing ICANN contractual obligations. As a result, we could experience difficulties in selling domain name registrations and keeping our existing customer domain names under management, which could have a material adverse effect on our operations and revenue.

In addition to the above, courts and regulators in certain jurisdictions have adopted, and may continue to adopt, broad or evolving interpretations of the obligations of domain name registrars and registries. Such interpretations may include, among other things, disclosure of registrant information, restrictions on the availability or promotion of certain domain names, limitations on privacy or proxy services, requirements to implement intellectual property protection or anti-fraud measures (including Know Your Customer requirements), and compliance with local court orders or enforcement requests, including in cross-border contexts. Compliance with such interpretations, or with inconsistent or conflicting legal requirements across jurisdictions, may increase our costs, require operational changes, limit certain product offerings or expose us to increased litigation, regulatory scrutiny, fines, penalties or enforcement actions, including restrictions on our ability to operate or offer services in certain markets. For more information, please refer to the Risk Factor "Our business could be affected by new laws, rules, regulations or court orders regarding the internet."

ICANN periodically authorizes the introduction of new TLDs. A delay in access to new TLDs could adversely impact our business, results of operations and reputation.

ICANN has periodically authorized the introduction of new TLDs and made domain names related to them available for registration. In 2012, ICANN significantly expanded the number of gTLDs through the first application round of its Expansion Program. This resulted in the delegation of new gTLDs in 2014. ICANN introduced a new gTLD program, Next Round, which is expected to open in the second quarter of 2026 upon completion of certain policy implementation work.

Our competitive position depends in part on our ability to gain access to and meaningfully participate in new TLDs opportunities, including the Next Round. A significant portion of our business relies on our ability to sell domain name registrations to our customers, and any limitations on our access to newly created TLDs, whether as a registrar, a registry operator or a provider of backend registry and other related services, could adversely impact our ability to sell domain name registrations to customers, and, in turn, could adversely impact our business. Furthermore, GoDaddy Registry could also be adversely impacted by delays in, or the timing of, the Next Round or any future gTLD application rounds. Although we expect to continue to sell and pursue operator rights for new gTLDs as they are introduced, our ability to obtain these rights, gain contracts to provide backend registry services, or sell new domain name registrations to our customers may be adversely impacted if the Expansion Program does not proceed on ICANN's stated timeline, or if, when opened, we are unable to obtain these rights or gain these contracts our business and the financial and operational aspects of our business may be harmed. In addition, if the Next Round is delayed as a result of the timing of the policy implementation work or as a result of other governmental, regulatory or jurisdiction-specific requirements or delays, or is not opened in the future at all, the reputation of the industry and our business and the financial and operational aspects of our business may be harmed.

The relevant domain name registry and ICANN impose a charge upon each registrar for the administration of each domain name registration. If these fees increase, it would have a significant impact upon our operating results.

Each registry typically imposes a fee in association with the registration of a domain name. For example, VeriSign, the registry for .com and .net, has a current annual list prices of $10.26 and $11.66 for .com and .net registrations, respectively, and ICANN charges $0.20 for most domain names registered in the gTLDs within its purview. In addition, VeriSign, which operates the .com and .net gTLDs under registry agreements with ICANN and, with respect to the .com gTLD, a Cooperative Agreement with the U.S. Department of Commerce, has previously been given the right to annually increase prices, subject to certain limitations, and has done so in recent years, including to the current list price of $10.26. If fees continue to increase, costs to our customers could become higher, which could have an adverse impact on our results of operations. We have no control over ICANN, VeriSign or other domain name registries and cannot predict their future fee structures.

While we do not currently do so, we have the discretion to impose service fees on our customers in the future. In addition, pricing of new gTLDs is generally not set or controlled by ICANN, which in certain instances has resulted in aggressive price increases on certain particularly successful new gTLDs. The increase in these fees with respect to any new gTLD either must be included in the prices we charge to our customers, imposed as a surcharge or absorbed by us. If we absorb such cost increases or if surcharges result in decreases in domain registrations, our business, operating results and financial performance may be adversely affected.

We are subject to local and international laws, rules, regulations, and orders relating to the operation and security of our computer network and the processing of data, including privacy of personal data.

Our operations depend on the operation of our network and processing of data internationally, including the movement of data across national boundaries. The laws, rules, regulations and orders concerning cybersecurity and processing of data are evolving and may be interpreted and applied inconsistently, and may conflict with one another, with other regulatory requirements, or with our own internal policies and procedures. Any failure or perceived failure by us to comply with U.S. or international laws and regulations relating to cybersecurity and processing of data (or our failure or perceived failure to comply with our own internal policies and procedures) may result in litigation, government enforcement actions, or reputational harm.

We are subject to a variety of U.S. and international privacy and data protection laws, rules, regulations, and orders (such as the EU General Data Protection Regulation and California Consumer Privacy Act) that provide our customers and other individuals with certain rights relating to the processing of their personal data. In addition, a growing and evolving body of U.S. and international laws affect how we process personal data for various purposes, including online advertising and targeted marketing. These evolving laws may increase our costs and limit our ability to use personal data for new products, including but not limited to products that rely on AI-related technologies.

We entered into an agreement, which was approved by the FTC on May 21, 2025, to settle FTC charges related to certain of our security practices, advertising and other related matters. Pursuant to the settlement agreement and related order, GoDaddy is required to comply with specific requirements, including those related to the security of our hosting services, for at least 20 years. If we fail to comply with the final order's terms, we could be subject to FTC investigation, litigation, or reputational harm. We have invested and continue investments to help improve security of our systems, including implementing requirements contained in the order.

Existing and new laws, rules, regulations and orders relating to the security of our networks and data processing, such as NIS2 in the E.U. may cause us to incur additional compliance costs or limit our ability to provide certain of our products or services in some jurisdictions.

We also must comply with a growing body of laws, rules, regulations and orders governing the transfer of data, including personal data, across territorial boundaries. For example, the GDPR restricts the transfer of personal data from the E.U. to the U.S. and other countries that are not deemed to have implemented adequate data protection measures. We use a variety of legal transfer mechanisms to transfer personal data from the E.U. to the U.S., including standard contractual clauses (SCCs) and the E.U.-U.S. Data Privacy Framework. However, the use of SCCs and the E.U.-U.S. Data Privacy Framework is subject to ongoing review and litigation in the E.U., and we cannot guarantee that we will be able to continue to rely on these or other transfer mechanisms to transfer personal data from the E.U. to the U.S.

If our cybersecurity and data processing measures fail to comply with (or are perceived to have failed to comply with) current or future laws, regulations, policies, legal obligations, industry standards or any applicable government orders, we may be subject to litigation and/or regulatory investigations and may incur fines or other liabilities, and loss of business. In addition, future laws, rules, regulations, and legal obligations may limit our customers' ability to use our services to process data (including personal data), which could reduce demand for our products and harm our business, operating results, and financial condition.

We are subject to international laws, rules and regulations relating to content moderation.

Various jurisdictions have enacted laws that impose requirements related to content moderation, transparency and advertising practices. For example, the European Union's Digital Services Act (DSA) includes provisions related to notice and takedown obligations, advertising restrictions, reporting obligations, and content moderation processes. Other frameworks, such as Germany's NetzDG and the UK's Online Safety Act (OSA), also establish requirements related to the handling of online content. These and similar regulatory regimes may subject us and certain of our services to additional oversight, including audits and reporting requirements, and non-compliance could result in enforcement measures or fines. In addition, aspects of the DSA, OSA and other new, existing and emerging laws concerning content moderation and transparency, including at the state and federal levels in the U.S., remain unclear or subject to evolving regulatory guidance and interpretation, and we may be required to modify our policies and practices further in an effort to comply with them. Moreover, regulatory regimes are becoming increasingly fragmented and may diverge or conflict across jurisdictions, making cross-border compliance more complex.

Activities of customers or the content of their websites could damage our reputation and brand or harm our business and financial results.

As a result of the products and services we offer, we may be subject to liability and negative publicity due to our customers' activities on or in connection with their domain names, their websites or the data they store on our servers. In addition, as we expand our social media management and professional web services, we may be subject to liability for content we create on behalf of our customers. Although our terms of service prohibit the illegal use of our products by our customers and permit us to take down or suspend websites or take other appropriate actions in response to illegal uses (among other reasons), customers may nonetheless engage in prohibited activities or upload or store content on our products in violation of applicable law, our agreement or policies, or the customer's own policies, which could subject us to liability. Furthermore, our reputation and brand may be negatively impacted by customer actions and website content that are deemed hostile, offensive or inappropriate. We do not proactively monitor or review the appropriateness of the domain names our customers register or the content of their websites, and we do not have control over customer activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate customer content is high profile or misinterpreted as content supported by us. In addition, other bodies of law, including state criminal laws, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.

Several U.S. federal statutes may apply to us with respect to various activities of our customers, including the Anti-Cybersquatting Consumer Protection Act (ACPA), which provides recourse for trademark owners against cybersquatters, the Digital Millennium Copyright Act (DMCA), which provides recourse for owners of copyrighted material who believe their rights under U.S. copyright law have been infringed on the internet, and the Communications Decency Act (CDA), which addresses blocking and screening of content on the internet. Although these and other similar laws, rules and regulations provide limited protections from liability for providers like us, those protections may not be interpreted in a way that applies to us, may be amended or removed in the future, or may not provide us with complete protection from applicable claims. If we are found not to be protected by the safe harbor provisions of these laws, rules and regulations or if we are deemed subject to laws in other countries that may not have the same protections or that may impose more onerous obligations on us, we may owe substantial damages and our brand, reputation, and financial results may be harmed.

Notwithstanding the exculpatory language of these bodies of law, the activities of our customers have resulted in, and may in the future result in, threatened or actual litigation against us. Although the ACPA, DMCA, CDA and relevant U.S. case law have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation or future regulatory or legislative amendments may narrow the scope of protection afforded us under these laws. Additionally, neither the DMCA nor the CDA generally provides protection from claims of trademark violations and therefore, do not shield us from liability for claims under the Lanham Act or other similar laws. Furthermore, there have been, and continue to be, various Congressional and executive efforts to remove or restrict the scope of the protections available under Section 230 of the CDA, which could narrow, condition or repeal existing statutory liability protections which, if successful could decrease our current protections from liability for third-party content and increase our litigation costs. For example, the Stop Enabling Sex Traffickers Act and the Allow States and Victims to Fight Online Sex Trafficking Act may limit the immunity previously available to us under the CDA, which could subject us to investigations or penalties if our customers' activities are deemed illegal or inappropriate. Furthermore, the DSA, could negatively impact the scope of the limited immunity provided by the E-Commerce Directive in the E.U. If claims brought against us under these or similar laws are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

Additionally, in May 2025, the federal government enacted the 'Take It Down Act,' which establishes mandatory takedown procedures for non-consensual intimate images and other specified content. Under the act, online platforms and service providers may be required to respond to verified takedown requests from individuals and remove or restrict access to such content. Failure to comply with these obligations could subject us to civil liability, fines or regulatory enforcement. Moreover, because we do not pre-screen customer content, we may face challenges in meeting the compliance timelines or verification obligations set forth in the act, particularly if customer content is stored on distributed systems or served via third-party integrations.

Our business depends on our customers' continued and unimpeded access to the internet and the development and maintenance of internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our products depend on the ability of our customers to access the internet. Currently, this access is provided by companies having significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. Some of these providers can take measures including legal actions, which could degrade, disrupt or increase the cost of user access to certain of our products by restricting or prohibiting the use of their infrastructure to support our offerings, charging increased fees to our users to provide our offerings, or regulating online speech. In some jurisdictions, such as China, our products and services may be subject to government-initiated restrictions, fees or blockages. Such interference could result in a loss of existing users, advertisers and goodwill or increased costs, or could impair our ability to attract new users, thereby harming our revenue and growth. Moreover, the adoption of any laws, rules or regulations adversely affecting the growth, popularity or use of the internet, could decrease the demand for our products and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the internet and, in particular, internet neutrality, in the U.S. is subject to uncertainty.

To the extent any laws, regulations or rulings permit internet service providers to charge some users higher rates than others for the delivery of their content, internet service providers could attempt to use such laws, regulations or rulings to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices impeding both our and our customers' domestic and international growth, increasing our costs or adversely affecting our business. Additional changes in the legislative and regulatory landscape regarding internet neutrality, or otherwise regarding the regulation of the internet, could harm our business, operating results and financial condition.

Our business could be affected by new laws, rules, regulations or court orders regarding the internet.

The legal and regulatory environment relating to the internet is uncertain, and governments may impose additional regulation in the future. New laws may be passed, courts may issue decisions affecting the internet, existing but previously inapplicable or unenforced laws may be deemed to apply to the internet or regulatory agencies may begin to more rigorously enforce such formerly unenforced laws, or existing legal safe harbors may be narrowed, both by U.S. federal or state governments and by governments of foreign jurisdictions. In addition, certain foreign governments, courts or regulatory authorities have taken, and may in the future take, actions that restrict, block, censor, throttle or otherwise limit access to the internet or specific internet services for their citizens, including through network shutdowns, content filtering, mandatory technical controls, or restriction affecting domain name resolution, hosting or related infrastructure, which could limit the availability or functionality of our services.

The adoption of any new laws, rules or regulations, actions by governments or courts that reduce or disrupt access to the internet, or the narrowing of any safe harbors, could hinder growth in the use of the internet and online services generally, and decrease acceptance of the internet and online services as a means of communications, e-commerce and advertising. In addition, such changes in laws could increase our costs of doing business or prevent us from delivering our services over the internet or in specific jurisdictions, which could harm our business and our results of operations.

From time to time, we are involved in lawsuits, including class action lawsuits, which are expensive and time consuming and could adversely affect our business, financial condition and results of operations.

We are, and from time to time we may become, subject to litigation and various legal proceedings, including litigation and proceedings related to employment matters, intellectual property matters, commercial disputes, antitrust and privacy and consumer protection laws, as well as stockholder derivative suits, class action lawsuits, mass arbitration and other matters. For example, we have faced, and may continue to face in the future, claims related to the Fair Labor Standards Act, the Telephone Consumer Protection Act, and the Americans with Disabilities Act (and similar federal, state and international consumer protection statutes, including the Brazil Consumer Protection Code). We have also been involved in putative class action lawsuits, including lawsuits alleging violations of the Telephone Consumer Protection Act. Class action plaintiffs in particular often seek substantial statutory damages and attorneys' fees, and demand changes to our products, features or business practices. Although the results of any such current or future litigation, regardless of the underlying nature of the claims, cannot be predicted with certainty, the final outcome of any current or future claims or lawsuits we face could adversely affect our business, financial condition and results of operations. Any negative outcome from claims or litigation, including settlements, could result in payment of substantial monetary damages or fines, attorneys' fees or costly and significant and undesirable changes to our products, features, marketing efforts or business practices. As we have expanded our international business, we have experienced an increase in litigation occurring outside of the U.S., due in part to laws, rules and regulations in certain countries and legal systems with limited experience with claims related to the domain industry. Defending such litigation is costly and time consuming. The outcome of such litigation may not be the same as similar litigation in the U.S., which may have an adverse effect on our business, financial condition and results of operations.

Further, claims or litigation brought against our customers or business partners may subject us to indemnification obligations or obligations to refund fees to, and adversely affect our relationships with, our customers or business partners. Such indemnification or refund obligations or litigation judgments or settlements that result in the payment of substantial monetary damages, fines and attorneys' fees may not be sufficiently covered by our insurance policies, if at all. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we may establish reserves and/or disclose the relevant litigation claims or legal proceedings, as and when required or appropriate. These assessments and estimates are based on information available to management at the time of such assessment or estimation and involve a significant amount of judgment. As a result, actual outcomes or losses could differ materially from those envisioned by our current assessments and estimates. Our failure to successfully defend or settle any of these litigation claims or legal proceedings could result in liability that, to the extent not covered by our insurance, could have an adverse effect on our business, financial condition, and results of operations. See "Item 3—Legal Proceedings."

In addition, during the course of any litigation, regardless of its nature, there could be public announcements of the results of hearings, motions, preliminary rulings or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantially adverse effect on the trading price of our Class A common stock. Regardless of the merit of claims asserted against us, claims are generally time-consuming and costly to evaluate and ultimately defend, and can impose a significant burden on management and employees. Further, because of the, at times, substantial amount of discovery required in connection with litigation, there is a risk that some of our confidential business or other proprietary information could be compromised by disclosure.

Failure to adequately protect and enforce our intellectual property rights could substantially harm our business and operating results.

The success of our business depends in part on our ability to protect and enforce our patents, trademarks, copyrights, trade secrets and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of December 31, 2025, we had 354 issued patents in the U.S. and other countries covering various aspects of our product offerings. Additionally, as of December 31, 2025, we had 13 pending U.S. and international patent applications and intend to file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations or in certain jurisdictions, and may choose to abandon patents that are no longer of strategic value to us, in each case even if those innovations have financial value to us. In addition, under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not assure that we have an absolute right to practice the patented invention, or that we have the right to exclude others from practicing the claimed invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and confidential proprietary information, including trade secrets and know-how. Despite our efforts to protect the proprietary and confidential nature of such technology and information, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions in confidentiality agreements and other agreements we generally enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, products and intellectual property rights is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the U.S. and where mechanisms for enforcement of intellectual property rights may be weak. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights.

As of December 31, 2025 we had 563 registered and 56 pending trademarks in jurisdictions including the U.S., E.U., UK, China and Germany. We have also registered, or applied to register, the trademarks associated with several of our leading brands in the U.S. and in certain other countries, including for our "Go" logo and "GoDaddy Airo." Competitors and others may have adopted, and in the future may adopt, tag lines or service or product names similar to ours, which could impede our ability to build our brands' identities and possibly lead to confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered and common law trademarks or trademarks incorporating variations of the terms or designs of one or more of our trademarks and opposition filings made when we apply to register our trademarks.

From time to time, legal action by us may be necessary to enforce our patents, trademarks and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, operating results and financial condition.

We are involved in intellectual property claims and litigation asserted by third parties and may be subject to additional claims and litigation in the future, which could result in significant costs and substantial harm to our business and results of operations.

In recent years, there has been significant litigation in the U.S. and abroad involving patents and other intellectual property rights. Companies providing web-based and cloud-based products are increasingly bringing, and becoming subject to, suits alleging infringement of proprietary rights, particularly patent rights. The possibility of intellectual property infringement claims also may increase to the extent we face heightened competition and become more visible. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, our exposure to risks associated with the use of intellectual property may increase as a result of acquisitions we make or our use of software licensed from or hosted by third parties, as we have less visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired or licensed technology that had not been asserted prior to our acquisition or license. Many companies are devoting significant resources to obtaining patents that could affect many aspects of our business. This may prevent us from deterring patent infringement claims, and our competitors and others may now and in the future have larger and more mature patent portfolios than we have.

We have faced in the past, are currently facing, and expect to face in the future, claims and litigation by third parties that we infringe upon or misappropriate their intellectual property rights. Defending patent and other intellectual property claims and litigation is costly and can impose a significant burden on management and employees, and there can be no assurances that favorable final outcomes will be obtained in all cases. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease offering certain of our products or features. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease offering certain of our products or features or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights, which may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop alternative non-infringing technology or discontinue offering certain products or features. The development of alternative non-infringing technology, products or features could require significant effort and expense or may not be feasible. Our business, financial condition and results of operations could be adversely affected by intellectual property claims or litigation.

We may face liability or become involved in disputes over registration and transfer of domain names and control over websites.

As a provider of web and cloud-based products, including as a registrar of domain names and related products, we may become aware of disputes over ownership or control of customer accounts, websites or domain names. We could face potential liability for our failure to renew a customer's domain. We could also face potential liability for our role in the wrongful transfer of control or ownership of accounts, websites or domain names. The safeguards and procedures we have adopted may not be successful in insulating us against liability from such claims in the future. In addition, U.S. federal and state lawmakers, regulators and courts have increasingly scrutinized the role of online service providers in hosting, managing and facilitating third-party content and services, including through proposed legislation, regulatory initiatives and judicial decisions that could narrow, condition or repeal existing statutory liability protections. For example, there have been, and continue to be, various Congressional and executive efforts to remove or restrict the scope of the protections available under Section 230 of the CDA, which if successful could decrease our current protections from liability for third-party content and increase our litigation costs, if we do not effectively detect and mitigate these risks. In addition, we may face potential liability for other forms of account, website or domain name hijacking, including misappropriation by third parties of our customer accounts, websites or domain names and attempts by third parties to operate accounts, websites or domain names or to extort the customer whose accounts, websites or domain names were misappropriated. Furthermore, we are exposed to potential liability as a result of our domain privacy product, whereby the identity and contact details for the domain name registrant are masked. Although our terms of service reserve our right to take certain steps when domain name disputes arise related to our privacy product, including the removal of our privacy service, the safeguards we have in place may not be sufficient to avoid liability, which could increase our costs of doing business.

Occasionally, one of our customers may register a domain name identical, or similar, to a third party's trademark or the name of a living person. These occurrences have in the past led, and may in the future lead, to our involvement in disputes over such domain names. Disputes involving registration or control of domain names are often resolved through the Uniform Domain Name Dispute Resolution Policy (UDRP), ICANN's administrative process for domain name dispute resolution, or less frequently through litigation under the ACPA, or under general theories of trademark infringement or dilution. The UDRP generally does not impose liability on registrars, and the ACPA provides that registrars may not be held liable for registration or maintenance of a domain name absent a showing of the registrar's bad faith intent to profit from the trademark at issue. However, we may face liability if we act in bad faith or fail to comply in a timely manner with procedural requirements under these rules, including forfeiture of domain names in connection with UDRP actions. In addition, domain name registration disputes and compliance with the procedures under the ACPA and UDRP typically require at least limited involvement by us and, therefore, increase our cost of doing business. The volume of domain name registration disputes may increase in the future as the overall number of registered domain names increases or for other reasons. Moreover, as the owner or acquiror of domain name portfolios containing domains we provide for resale, we may face liability if one or more domain names in our portfolios, or our resellers' portfolios, are alleged to violate another party's trademark. Although we screen the domain names we acquire to mitigate the risk of third-party infringement claims, we, or our resellers, may inadvertently register or acquire domains that infringe or allegedly infringe third-party rights. If intellectual property laws diverge internationally or are interpreted inconsistently by local courts, we may be required to devote additional time and resources to enhancing our screening program in international markets. For example, we are involved in a large number of claims in India involving the registration of domain names alleged to incorporate strings of text matching third-party trademarks. While these claims are individually and collectively immaterial, the courts have passed orders targeting the domain name industry, including GoDaddy in particular, which may impact us beyond the individual claims, by requiring disclosure of registrant information, restricting the availability or promotion of certain domain names, limiting the availability of privacy or proxy services, and requiring the implementation of intellectual property protection or anti-fraud measures, including Know Your Customer efforts. Additionally, we face intellectual property claims in international jurisdictions in which we operate. Moreover, advertisements displayed on websites associated with domains registered by us may contain allegedly infringing content placed by third parties. We may face liability and increased costs as a result of such third-party infringement claims.

Our use of open source technology could impose limitations on our ability to commercialize our products.

We use open source software in our business, including in our products. It is possible that some open source software is governed by licenses containing requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in certain manners.

Although we monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend, we cannot be certain all open source software is reviewed prior to use in our proprietary software, that programmers working for us have not incorporated open source software into our proprietary software, or that they will not do so in the future. Any requirement to disclose our proprietary source code or to make it available under an open source license could be harmful to our business, operating results and financial condition. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such an event, we could be required to seek licenses from third parties to continue offering our products, to make our proprietary code generally available in source code form, to re-engineer our products or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

The use of open source software can also present greater risk than the use of third-party commercial software. Open source software is generally offered on an as-is basis and licensors typically do not offer warranties, controls on software origin or development, or remedies against claims. Furthermore, ongoing disputes in the open source community may heighten these risks, potentially creating uncertainty and operational challenges. Many of the inherent risks associated with open source software cannot be fully mitigated, which could materially impact our business operations and financial results.

We are subject to certain export controls, including economic and trade sanctions regulations that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department's Export Administration Regulations (EAR) and economic and trade sanctions regulations maintained by the U.S. Treasury Department's Office of Foreign Assets Control (OFAC), as well as similar laws and regulations imposed by other jurisdictions, including the United Kingdom and European Union. These regimes are complex, evolving and, in certain circumstances, overlapping, and may restrict our ability to provide products or services to certain countries, governments, entities, individuals or end users. We maintain compliance measures designed to support adherence to applicable export control and sanctions requirements, including customer screening, transaction monitoring and technical or geographic access controls in comprehensively sanctioned jurisdictions. These measures rely in part on information provided by customers and third parties and may not identify all restricted parties or prohibited transactions, particularly where information is incomplete, inaccurate or intentionally misleading. As a result, there is a risk that we could inadvertently engage in transactions involving sanctioned or otherwise restricted parties.

Sanctions and export control regimes are subject to frequent changes, including updates to restricted party lists, licensing requirements, jurisdictional scope and enforcement priorities, which may require us to modify our compliance controls or limit offerings in certain markets. Any failure to comply with applicable export control or sanctions requirements could result in civil or criminal penalties, monetary fines, loss of export privileges, restrictions on our operations and reputational harm. In addition, changes in these laws or their enforcement could reduce demand for our products or limit our ability to sell internationally, adversely affecting our business, operating results, and growth prospects. Responding to investigations or enforcement actions could also require significant management time and result in substantial legal professional costs.

Due to the global nature of our business, we could be adversely affected by violations of anti-bribery and anti-corruption laws.

We operate in multiple jurisdictions and engage employees, contractors and third parties around the world, which increases the complexity of compliance with applicable anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (FCPA), the UK Bribery Act 2010 (UK Bribery Act), and other anti-corruption and anti-bribery laws that generally prohibit improper payments or benefits to foreign government officials, political parties or private-sector recipients for an improper purpose. Differences in local laws, business practices and enforcement approaches, as well as evolving regulatory expectations, may increase compliance costs and enforcement risk. While we maintain policies, controls and training programs designed to promote compliance with applicable anti-bribery and anti-corruption requirements, these measures may not prevent or detect all improper conduct by employees or third parties for which we could be held responsible. If we are found to have violated anti-bribery or anti-corruption laws , we could be subject to civil or criminal penalties, monetary fines, remediation requirements and reputational harm, which could adversely affect our business, operating results and growth prospects. In addition, responding to investigations or enforcement actions could require significant management time and result in substantial legal and professional costs. resources and significant defense costs and other professional fees.

Changes in taxation laws, rules and regulations may discourage the registration or renewal of domain names for e-commerce.

Due to the global nature of the internet, it is possible that any U.S. or foreign federal, state or local taxing authority might attempt to regulate our transmissions or levy transaction, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are regularly reviewing the appropriate treatment of companies engaged in e-commerce. New or revised international, federal, state or local tax regulations may subject either us or our customers to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on e-commerce. New or revised taxes, particularly sales and other transaction taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the internet. New taxes could also create significant increases in internal costs necessary to capture data and to collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Our payments-related operations, including GoDaddy Payments, are subject to various laws, regulations, and restrictions. Our failure to comply with such rules, regulations, and restrictions regarding our payments-related operations or properly manage the risks inherent to such operations could materially harm our business.

We are subject, and may become subject, to various restrictions with respect to our payments-related operations and payments products and services, including under U.S. federal, U.S. state and international laws, rules and regulations, as well as restrictions set forth in agreements we have with payment card networks and third-party payment service providers.

Payments Regulations. The processing and acceptance of a variety of payment methods, and offering of payments related products and services may be subject to various laws, rules, regulations, legal interpretations, and regulatory guidance, including those governing cross-border and domestic money transmission and funds transfers, foreign exchange, payment services, consumer protection, information and communications security, anti-money laundering, escheatment, and sanctions and export control. If we or our GoDaddy Payments business were found to be in violation of applicable laws, rules or regulations, we could be subject to additional operating requirements and/or civil and criminal penalties or forced to cease providing certain services.

Payment Card Networks. We partner with payment card networks including Visa, MasterCard and American Express to conduct both our and GoDaddy Payments' payment processing. These payment card networks have adopted rules and regulations that apply to all merchants who accept their payment cards including special operating rules that apply to GoDaddy Payments as a "payment facilitator" providing payment processing services to our GoDaddy Payments' customers. Each payment card network has discretion to interpret its own network operating rules and may make changes to such rules at any time. Changes to such rules could include increasing the cost of, imposing restrictions on, or otherwise impacting the development of, our GoDaddy Payments' retail POS solutions, which may negatively affect their deployment and adoption and could ultimately harm our business. In addition, these payment card networks may in the future increase the interchange fees and assessments that they charge for each transaction on their networks and may impose special fees or assessments on any transactions on their networks. Our payment card networks have the right to pass any increases in interchange fees and assessments on to us, which could increase our costs and thereby adversely affect our financial performance.

We may also be subject to fines assessed by the payment card networks resulting from any rule violations by us or our GoDaddy Payments' customers. For instance, we could be subject to penalties from payment card networks if we fail to detect that our GoDaddy Payments' customers are engaging in activities that are illegal, contrary to the payment card network operating rules, or considered "high risk." Any such penalties could become material and could result in termination of our ability to accept payment cards or could require changes in our process for registering new GoDaddy Payments' customers. Any such penalties or fines could materially and adversely affect our business.

Third-Party Payment Service Providers. We have agreements in place with companies that process credit and debit card transactions on our and GoDaddy Payments' behalf. These agreements allow these payment processors, under certain conditions, to hold an amount of our, or in the case of GoDaddy Payments its customers' cash (referred to as a holdback) or require us to otherwise post security equal to a portion of bookings that have been processed by that company. These payment processors may be entitled to a holdback or suspension of processing services upon the occurrence of specified events, including material adverse changes in our financial condition. An imposition of a holdback or suspension of payment processing services by one or more of our payment processors could materially reduce our liquidity. Further, the software and services provided by payment processors may fail to meet our expectations, contain errors or vulnerabilities, be compromised, or experience outages. Any of these risks could cause us to lose our ability to process payments, and our business and operating results could be adversely affected.

GoDaddy Payments' risk management efforts may not be effective, and we could be exposed to substantial losses and liability which could substantially harm our business.

GoDaddy Payments offers payment processing and other payments products and services to our customers. We have programs to vet and monitor these customers, their GoDaddy Payments' accounts, and the transactions we process for them as part of our risk management efforts, but such programs require continuous improvement and may not be effective in detecting and preventing fraud and illegitimate transactions. When GoDaddy Payments' payments services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. As a greater number of sellers, including customers with larger sale volumes, use GoDaddy Payments' services, our exposure to material losses from a single seller, or from a small number of sellers, will increase. Illegitimate transactions can also expose us to governmental and regulatory enforcement actions and potentially prevent us from satisfying our contractual obligations to our third-party partners, which may cause us to be in breach of our obligations. Identity thieves and those committing fraud using stolen or fabricated credit card, debit card, or bank account numbers, or other deceptive or malicious practices such as account takeovers, could potentially steal significant amounts of money from us or from our customers or third parties. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify every risk to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. As our GoDaddy Payments offerings grow and our business becomes more complex, we will need to continue developing, improving, and making investments into our risk management infrastructure, techniques, and processes.

In addition, customers could attempt to use our payments products and services for illegal activities or improper uses. While our terms of service prohibit the use of our products by our customers for illegal or improper activities and allow us to take appropriate actions in response to such activities, any use of our payments platform for illegal or improper activities or failure by us to detect or prevent illegal or improper activity by our customers may subject us to claims, individual and class action lawsuits, and government and regulatory requests, inquiries, or investigations that could result in liability, restrict our operations, impose additional restrictions or limitations on our business or require us to change our business practices, harm our reputation, increase our costs, and negatively impact our business.

Risks Related to Owning our Class A Common Stock

Our share price may be volatile, and you may lose all or part of your investment.

The trading price of our Class A common stock has in the past been, and is likely to continue to be, highly volatile and these fluctuations could cause you to lose all or part of your investment in our common stock. Factors that may cause the market price of our Class A common stock to fluctuate include:

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our operating results;

- whether our operating results meet the expectations of securities analysts or investors;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet the estimates or the expectations of investors;

- announcements of new products or technologies, commercial relationships, acquisitions or other events by us or our competitors;

- actual or anticipated developments in our competitors' businesses or the competitive landscape generally;

- actual or perceived cyber attacks or other cybersecurity incidents;

- litigation involving us, our industry or both;

- regulatory developments in the U.S., foreign countries or both;

- general economic conditions and trends;

- the commencement or termination of any share repurchase program;

- new laws, regulations, other legal obligations or industry standards, or any modifications to, or new interpretations of, existing laws, regulations, other legal obligations or industry standards applicable to our business;

- network or service outages, internet disruptions, the availability of our service and vulnerabilities;

- changes in accounting standards, policies, guidelines, interpretations or principles;

- actions instituted by activist shareholders or others;

- sales of large blocks of our stock;

- departures of key personnel; or

- major catastrophic events, including those resulting from war, incidents of terrorism, outbreaks of pandemic diseases, or responses to these events.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our Class A common stock might also decline in reaction to events affecting other companies in our industry even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation, which could result in substantial costs and a diversion of management's attention and resources.

Provisions of our charter, bylaws and Delaware law may have anti-takeover effects that could prevent a change in control of the company even if the change in control would be beneficial to our stockholders.

Provisions of our charter and bylaws and Delaware law could make it more difficult for a third party to control or acquire us, even if doing so would be beneficial to our stockholders. Our charter and bylaws provide for, among other things: (i) the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control of the company; (ii) advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings; and (iii) certain limitations on convening special stockholder meetings. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us in certain circumstances.

Our bylaws designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial form for disputes with us.

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of or based on a breach of a fiduciary duty owed by any of our current or former directors, officers, or other employees to us or our stockholders, (iii) any action asserting a claim against us or any of our current or former directors, officers, employees, or stockholders arising pursuant to any provision of the Delaware General Corporation Law, our charter, or our bylaws, or (iv) any other action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our bylaws provide that the U.S. federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

We currently do not intend to pay dividends on our Class A common stock.

We have never declared or paid any dividends on our common stock, and we currently do not intend to pay dividends to the holders of our Class A common stock. Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness and may be further restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or by law. As a result, any capital appreciation in the price of our Class A common stock may be your only source of gain on your investment in our Class A common stock.

We cannot guarantee we will make any additional repurchases of our Class A common stock.

In the past, our board of directors has approved the repurchase of shares of our Class A common stock. In August 2023, our board of directors approved the repurchase of up to an additional $1,000.0 million of our Class A common stock. Such approval was in addition to the amount remaining available for repurchases under prior approvals of our board of directors, such that our total approved authority under the program is $4,000.0 million of shares of our Class A common stock through 2025. Subsequently, in April 2025, our board of directors approved the repurchase of up to an additional $3,000.0 million of our Class A common stock through the end of 2027. Under this or any other future share repurchase program, we may make share repurchases through a variety of methods, including open market share purchases, accelerated share repurchase programs, block transactions or privately negotiated transactions, in accordance with applicable federal securities laws. This authorization does not obligate us to make any repurchases and may be modified, suspended or terminated by us at any time without prior notice. During the twelve months ended December 31, 2025, we repurchased shares of our Class A common stock, which were retired upon repurchase, for an aggregate purchase price of $834.8 million. Future share repurchase programs may have no time limit, may not obligate us to repurchase any specific number of shares and may be suspended at any time at our discretion and without prior notice. The timing and amount of any repurchases, if any, will be subject to liquidity, stock price, market and economic conditions, compliance with applicable legal requirements such as Delaware surplus and solvency tests and other relevant factors.

Any failure to repurchase stock after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our stock price.

The existence of this or any furture share repurchase program could cause our stock price to be higher than it otherwise would and could potentially reduce the market liquidity for our stock. Although these programs are intended to enhance long-term stockholder value, there is no assurance they will do so because the market price of our Class A common stock may decline below the levels at which we repurchased shares of Class A common stock and short-term stock price fluctuations could reduce the effectiveness of the programs.

Other Risks

Economic conditions in the U.S. and international economies may adversely impact our business and operating results.

General macro-economic and geopolitical conditions, including, among others, higher interest rates, changes in foreign exchange rates, inflation, a recession or an economic slowdown in the U.S. and/or internationally, trade disruptions, reduced business and/or consumer confidence and spending, economic and trade sanctions, announced or expected tariffs, uncertainty in tariff policy, political instability and warfare could adversely affect our operations as well as demand for our solutions. Such conditions include, for example, volatility and disruption in the U.S. and global markets as a result of interest rate and inflation increases, the imposition of tariffs by the U.S. on imports from certain countries and the resulting counter-tariffs, as well as uncertainty in tariff policy and future impositions of tariffs, and continued geopolitical tensions and warfare, including due to the conflicts between Russia and Ukraine and in the Middle East. Although our business has not yet been materially negatively impacted by such conditions, we cannot be certain that neither we nor our customers will be materially impacted by such continued pressures. To the extent conditions in the domestic and global economy change, or there is significant uncertainty regarding any such changes, our business could be harmed as current and potential customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products, or may choose not to use certain of our other services, which they may consider discretionary. If our customers face decreased consumer demand, increased regulatory burdens or more limited access to international markets, we may face a decline in the demand for our products and services, and our operating results could be adversely impacted.

Uncertain and adverse economic conditions may also lead to a decline in the ability of our customers to use or access credit, including through credit cards, as well as increased refunds and chargebacks, any of which could adversely affect our business. In addition, changing economic conditions may also adversely affect third parties with which we have entered into relationships and upon which we depend in order to grow our business. As a result, we may be unable to continue to grow in the event of future economic slowdowns.

Reporting requirements for which we must comply may continue to increase our costs, become too time-consuming or could divert management's attention, which could adversely affect our business and operating results.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and the listing standards of the New York Stock Exchange (NYSE). We expect the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. In addition, complying with these rules and regulations may divert management's attention from other business concerns, which could adversely affect our business and operating results.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which could have a material adverse effect on our business and the market price of our stock.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm is required to audit such internal control. As previously disclosed for the year ended December 31, 2023, we identified a material weakness in the design of our controls as of December 31, 2023 related to income taxes and related disclosures and we determined that our internal control over financial reporting was not effective as of December 31, 2023, due to this material weakness. Although this material weakness has been remediated, and our management has determined, and our independent registered public accounting firm has attested, that our internal control over financial reporting was effective as of December 31, 2024, there can be no assurance that we will not identify a material weakness in internal controls in the future or that the measures we may take to remediate any such future control deficiencies will be effective.

If we have a material weakness in our internal control over financial reporting in the future, we could be subject to one or more investigations or enforcement actions by state or federal regulatory agencies, stockholder lawsuits or other adverse actions requiring us to incur defense costs or pay fines or settlements, or judgments, thereby causing investor perceptions to be adversely affected and potentially resulting in restatement of our financial statements for prior periods and a decline in the market price of our stock. In addition, our current internal controls and any new controls we implement may become inadequate because of changes in conditions in our business or information technology systems or changes in the applicable laws, regulations and standards. We have also recently acquired, and may acquire in the future, companies that were not previously subject to Sarbanes-Oxley Act regulations and accordingly were not required to establish and maintain an internal control infrastructure compliant with the Sarbanes-Oxley Act.

Any failure to design or operate effective controls, any difficulties encountered in their implementation or improvement, or any failure to implement adequate internal controls for our acquired companies could (i) harm our operating results, (ii) cause us to fail to meet our reporting obligations, (iii) adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting, which we are required to include in our periodic reports filed with the SEC, or (iv) cause investors to lose confidence in our reported financial and other information, any of which could have a negative effect on our stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE in the future.

Our business is subject to evolving regulations and scrutiny from investors, regulators and other stakeholders relating to environmental, social and governance issues, which could result in additional costs for us and may adversely impact our reputation.

We are subject to evolving regulations and scrutiny from both U.S. and international investors, regulators, customers, employees and other stakeholders regarding environmental, social and governance (ESG) matters. If we fail, or are perceived to fail, to maintain ESG practices that meet evolving laws, regulations, executive orders and stakeholder expectations, or if we fail to make progress on or revise any of our ESG commitments, initiatives or goals, our reputation and our ability to attract and retain employees could be harmed, we may receive negative media attention and we may be negatively perceived by our investors or our customers. In addition, we could also be questioned, criticized or face claims regarding our ESG commitments, initiatives and goals, including with respect to the accuracy, adequacy, appropriateness or completeness of our disclosures and our reputation could be negatively impacted. We continue to monitor the development of ESG laws, rules, regulations, executive orders and other evolving disclosure requirements in the U.S. and in international jurisdictions.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, whether due to climate change or otherwise, and to interruption by man-made events such as terrorism and civil unrest.

Our continued operations and growth depend on the stability of our operations and the ability of our customers to access our products, services and customer support at any time and within an acceptable amount of time. In addition, our ability to access certain third-party solutions is important to our operations and the delivery of our products, services and customer support. Although we have disaster recovery plans and structures in place to support our operations, a significant natural disaster, such as an earthquake, fire or flood or other unusual or prolonged adverse weather patterns, whether due to climate change or otherwise, or acts of terrorism, civil unrest, pandemics, international conflicts, such as the current conflicts between Russia and Ukraine and in the Middle East, or other similar events beyond our control could cause disruptions to our business and operations or the business and operations of our infrastructure vendors, data center hosting providers, partners or customers or our infrastructure vendors' abilities to provide connectivity and perform services on a timely basis or the economy as a whole. In the event our or our service providers' IT systems' are hindered by any of the events discussed above or otherwise, we could experience downtime, our products could become unavailable or our customers' websites could experience downtime or become unavailable. A prolonged service disruption for any of the foregoing reasons would negatively impact our ability to serve our customers and could damage our reputation, expose us to liability, cause us to lose customers or otherwise harm our business. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the services we use.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

GoDaddy maintains an enterprise-wide cybersecurity program designed to manage cybersecurity risk.

Board and Audit and Risk Committee Governance

Our board of directors manages cybersecurity risks as part of the company's overall risk management framework. The Board oversees the company's cybersecurity risk management program through the Audit and Risk Committee (the Audit Committee). The Audit Committee receives verbal and written reports at least quarterly from GoDaddy's Chief Information Security Officer (CISO) regarding our company's cybersecurity risk management program and cybersecurity-related risks. The Audit Committee consists of directors with diverse expertise in risk management, technology, finance and cybersecurity, including oversight of security teams. Our CISO provides the full board of directors with written quarterly and annual reports on our cybersecurity program and material cybersecurity-related risks, and the chair of the Audit Committee provides a quarterly summary of the Audit Committee's cybersecurity discussion to the full board of directors.

Management of Cybersecurity Risk

Our senior management is responsible for identifying, assessing, and managing the company's material cybersecurity risks. Our CISO oversees our programs for identifying, assessing, and managing our cybersecurity risks. Our CISO reports to our Chief Operating Officer (COO) and regularly provides updates to our CEO on significant cybersecurity-related matters. Our CISO also provides written monthly and quarterly reports on our cybersecurity program and risks to the CEO, Chief Technology Officer, and other key executives. Our CISO has more than 20 years' experience in cybersecurity, networking, and related technologies. Our CEO has more than 29 years' experience in e-commerce technology, engineering, and other related areas.

Our CISO works with an enterprise-wide cybersecurity team that provides 24/7/365 support. Our cybersecurity policies, procedures, and strategies primarily are implemented by our information security department. Other personnel and departments in the company also assist with cybersecurity risk management, including but not limited to our technology organization and our privacy, legal, vendor risk management, and corporate audit services teams. We have also developed processes to integrate cybersecurity risk management within the company's product and software development processes. In addition, product teams and business unit leaders are involved in product-related cybersecurity risk management.

Third-Party Consultants and Auditors

We use use third-party auditors and consultants in connection with obtaining and maintaining industry certifications for certain products and services. We also have engaged third-party consultants in the past and may engage third-party consultants in the future for specific projects and engagements, such as responding to cybersecurity incidents. Our third-party financial auditors also review material cybersecurity risks and events as part of their financial audits.

Third-Party Cybersecurity Risk Management

We engage with third parties to provide us with hardware, software, and services to operate our information systems and run our business. We also rely on third parties to provide hardware, software, and services relating to our cybersecurity program. When engaging a third-party vendor or service provider, we use a variety of processes and controls to identify and oversee risks relating to that engagement, which may include one or more of the following:

- including provisions in vendor contracts that set minimum cybersecurity requirements;
- installing monitoring software to detect malicious software and activities in third party systems;
- monitoring for and applying patches to third-party hardware and software to address vulnerabilities; and
- performing security assessments before engaging new vendors or acquiring new hardware and software.

Despite our efforts, our control over and ability to monitor the security of third parties is limited and there can be no assurance that we can prevent, mitigate or remediate the risk of any compromise or failure in the security infrastructure owned or controlled by third parties. Additionally, any contractual protections with such third parties may be limited or insufficient to prevent a negative impact on our business from such compromise or failure.

Cybersecurity Threat Monitoring and Incident Response

We monitor for threats to our information systems through a combination of automated intrusion detection monitoring solutions, review of log data, and other activities. We require security training for all company personnel, including instructions regarding the proper methods for reporting potential cybersecurity incidents. We also provide mechanisms for interested third parties, including security researchers and law enforcement, to provide notice of potential cybersecurity threats. In addition, we monitor third-party sources for notice of cybersecurity incidents that may affect company vendors and other parties with whom we do business.

Potential and actual cybersecurity incidents are primarily handled by our internal incident response team, which is supervised by our CISO. Our incident response team is responsible for assessing the potential risk posed by an incident, providing notice to appropriate stakeholders in the company based on the perceived risk, and coordinating the assessment, containment, mitigation, and remediation efforts. Depending on the severity and scope of the incident, we also may engage external consultants. Security personnel and consultants retained by our service providers also may be involved in cases where our vendors experience a cybersecurity incident. We have processes for escalating an incident to determine whether it is material and requires notification required under applicable laws, rules and regulations.

Item 2. Properties.

Our corporate headquarters, which we lease, is located in Tempe, Arizona. We lease customer care centers and offices located throughout the U.S. as well as internationally, most significantly in India, the UK, and Romania.

We provide our cloud-based products via a network of data centers including (i) a data center we own and operate in Phoenix, Arizona; (ii) co-location data centers located throughout the U.S., most significantly in Virginia; and (iii) co-location international data centers, most significantly in Singapore and France. Our data center leases expire on various dates through 2028.

We believe our existing facilities are sufficient for our current needs. Although we have recently closed or consolidated certain of our facilities, in the future, we may need to add new facilities or expand our existing facilities to meet our evolving business needs.

Item 3. Legal Proceedings

On June 7, 2022, IBEW Local Union 481 Defined Contribution Plan and Trust, a purported shareholder (IBEW), filed a shareholder derivative complaint in the Delaware Court of Chancery against certain current and former officers and directors of the company and the company as a nominal defendant. The complaint asserts claims of breach of fiduciary duty and corporate waste relating to the approval of certain settlement and release agreements the company entered into with respect to certain Tax Receivable Agreements (TRAs) entered into with its pre-IPO owners. The complaint seeks monetary damages and restitution from the defendants on behalf of the company, an order directing the company to implement changes to its corporate governance and internal procedures, and an award of attorneys' fees and costs. IBEW filed an amended complaint in lieu of opposing the company's initial motion on November 4, 2022. The company filed a motion to dismiss the amended complaint on January 6, 2023; briefing was completed on April 27, 2023. On August 24, 2023, the court denied the company's motion to dismiss the amended complaint. On September 21, 2023, the company's board of directors resolved to form a Special Litigation Committee (the SLC) vested with the full authority of the board of directors, to take any such action with respect to the litigation that the SLC, in its sole discretion, deems to be in the best interests of the company. The SLC completed its investigation and concluded, in the exercise of its business judgment, that dismissal of the action with prejudice would be in the best interests of the company and its shareholders. On December 13, 2024, the SLC moved to terminate the action. On September 4, 2025, the SLC filed its opening brief in support of its motion to terminate the action. On September 19, 2025, the SLC filed a motion for a briefing schedule on its motion to terminate, which the court resolved on October 13, 2025 by ordering the parties to meet and confer regarding further discovery and briefing deadlines. Discovery is ongoing. The motion is pending further proceedings before the court.

On October 11, 2019, Express Mobile, Inc. (Express Mobile) filed a complaint against the company in the U.S. District Court for the District of Delaware and a subsequent amended complaint on January 19, 2021, asserting and alleging that the company's "Website Builder and Word Press Websites" infringe five U.S. patents, corresponding to two "families" of patents, allegedly owned by Express Mobile. On November 17, 2021, the parties filed cross-motions for summary judgment. On August 8, 2022, the court granted the company's motion for summary judgment as to non-infringement of the first family of patents. Express Mobile's claims over the second family of patents proceeded to trial on February 27, 2023, culminating in a full defense verdict for GoDaddy. On April 3, 2023, Express Mobile filed a motion for new trial and a renewed motion for judgment as a matter of law and on July 5, 2023, the court denied Express Mobile's post-trial motions. On August 4, 2023, Express Mobile filed its notice of appeal in the United States Court of Appeals for the Federal Circuit, and on April 2, 2025, the Federal Circuit affirmed the trial court verdict with respect to the second family of patents, and reversed and remanded to the trial court the claims related to the first family of patents. Express Mobile's claims over the first family of patents proceeded to trial on November 3, 2025 culminating in a jury verdict in favor of Express Mobile with damages awarded at $170.0 million, along with a finding of willfulness. On December 15, 2025, GoDaddy filed a motion for new trial and a renewed motion for judgment as a matter of law, and Express Mobile filed a motion for enhanced damages, asking the court to treble a portion of the award to increase the damages to $370.0 million, and pre- and post-judgment interest, amounting to $87.0 million. The parties' post-trial motions were fully briefed on January 20, 2026.

Other information regarding our legal proceedings required by this item is provided in Note 12 to our financial statements and is incorporated herein by reference.

We are currently involved in, and may in the future be involved in, legal proceedings, claims, regulatory inquiries, audits, and governmental investigations incidental to our business (Proceedings), including patent infringement litigation and trademark infringement claims, as well as putative class actions, employment, commercial and consumer protection claims and other Proceedings. Although the results of any such current or future Proceedings, regardless of the underlying nature of the claims or facts, cannot be predicted with certainty, the final outcome of any current or future Proceedings we face could adversely affect our business, financial condition and results of operations.

Regardless of the final outcome, defending lawsuits, claims and other Proceedings in which we are involved is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of such Proceedings, and there can be no assurances that favorable final outcomes will be obtained.

Item 4. Mine Safety Disclosures

Not applicable.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock trades on the New York Stock Exchange under the symbol "GDDY".

Stock Performance Graph

The following performance graph and related information shall not be deemed to be "soliciting material" or "filed" for purposes of Section 18 of the Exchange Act nor shall such information be incorporated by reference into any filing of GoDaddy Inc. under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference in such filing.

The following graph compares, for the five year period ending December 31, 2025, the cumulative total return to stockholders on our Class A common stock relative to the cumulative total returns of the Standard & Poor's 500 Index (S&P 500) and the NASDAQ Internet Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock and in each index. The returns shown are based on historical results and are not intended to suggest future performance. See the disclosures in Part I, Item 1A. "Risk Factors."



Holders of Record

As of December 31, 2025, there were 16 holders of record of our Class A common stock, although we believe there are a significantly larger number of beneficial owners because many shares are held by brokers and other institutions on behalf of stockholders.

Dividend Policy

We have not paid any dividends on our Class A common stock and we currently do not intend to pay dividends. If, however, we decide to pay a dividend in the future, we would need to cause our subsidiaries to make distributions to us in an amount sufficient to cover such dividend.

Our ability to pay dividends is also limited by the covenants of our existing indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Table of Contents

Share Repurchases

Our board of directors has authorized the share repurchase program described in Note 4 to our financial statements. Share repurchase activity during the three months ended December 31, 2025 pursuant to our share repurchase program was as follows:

Period	Total Number of Shares Purchased (in thousands)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of the Publicly Announced Program (in thousands)	Approximate Dollar Value of Shares that May Yet be Purchased under the Program (in millions)
October 1 - October 31	370	$ 134.45	370	
November 1 - November 30	1,020	$ 127.32	1,020	
December 1 - December 31	233	$ 128.47	233	
Total	1,623		1,623	$ 2,165.2

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included in "Financial Statements and Supplementary Data." Some of the information contained in this discussion and analysis, including information with respect to our plans and strategies for our business, includes forward-looking statements involving significant risks and uncertainties. As a result of many factors, such as those set forth in "Risk Factors," actual results may differ materially from the results described in, or implied by, these forward-looking statements.

This section generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussion of 2023 items and comparisons between 2024 and 2023 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K for the year ended December 31, 2024.

(Throughout the tables and this discussion and analysis, dollars are in millions, excluding average revenue per user (ARPU), and shares are in thousands.)

Overview

We serve a large market of entrepreneurs, through the development and delivery of easy-to-use products in a one-stop shop solution backed by trusted proactive, informed and personalized guidance. We serve small businesses, individuals, organizations, developers, designers and domain investors. We manage and report our business in the following two segments:

- **Applications and Commerce (A&C)**, which primarily consists of sales of products containing our proprietary software, notably our website building products, and our proprietary commerce solutions, as well as third-party email and productivity solutions and sales of certain products when they are included in bundled offerings of our proprietary software products.

- **Core Platform (Core)**, which primarily consists of sales of domain registrations and renewals, aftermarket domain sales, domain protection, website hosting products and website security products when not included in bundled offerings of our proprietary software products as well as sales of products not containing a software component.

We have developed a stable and durable business model driven by strong brand recognition, seamless technology, scale of our business and customer care. We generate bookings and revenue, which help us measure the success of our efforts, from the sales of our products. We monitor total bookings as we believe it is an indicator of the expected growth in our revenue and is a supplemental measure of the operating performance of our business. Total bookings and revenue derived from both of our product segments have increased in each of the last three years, with many of our non-domains products growing faster in recent periods.

The primary factors driving growth in our business are our seamless technology experience, cost optimization and retention of high intent customers, pricing and bundling, and commerce. Our key priorities, developments and highlights in these areas include:

Seamless Technology and Airo. Our seamless experience initiative is focused on delivering improved customer conversion, product engagement and renewal through enhancements to all parts of the customer journey, from initial onboarding through to the purchase path. In tandem, we also continue to expand our AI-powered experiences, including Airo, and incorporate generative and agentic AI innovations into our products and services and throughout our operations to make use of efficiencies and increase productivity. We remain focused on expanding our solutions and operations to stay up to date with these developments in order to maintain and grow our business.

Cost Optimization and Profitability. During the year ended December 31, 2025, we engaged in cost optimization initiatives, including decreases in rent and utilities expenses, and reductions in costs associated with data center and systems infrastructure as we continue to migrate to a cloud-based infrastructure. These cost optimization initiatives have resulted in increased NEBITDA margins.

Pricing and Bundling. Our pricing and bundling initiative is focused on giving customers greater value and choice through tailored bundles that simplify their decision making and deepen engagement across our platform. During the year ended December 31, 2025, this initiative continued to deliver results across both segments of our business. We aim to continue to experiment and utilize various pricing strategies and price points for our solutions. In addition, as we continue to incorporate AI innovations into our solutions, monetization trends could be affected.

Commerce. We continue to grow our commerce offerings with tailored OmniCommerce solutions, POS systems, financial tools such as GoDaddy Capital and Instant Payouts and SaaS plans with premium features and discounted transaction fees to merchants. We also continue to enhance our offerings with new agentic AI-powered features that simplify operations for our customers. Our commerce platform works in tandem with our web building capabilities, allowing our customers to set up their online store with a full integrated cart experience, including inventory and order management.

Customer Composition. Strong customer retention continues to drive our business. We aim to attract high-intent customers that attach more at the outset of our relationship and over time. Our onboarding paths and seamless technology are designed to help customers more easily navigate the solutions for their one-stop shop experience through an integrated platform. We have focused our efforts here because we know through our long history and vast amount of data that customers with a greater number of products with us retain at higher rates and produce higher lifetime value. In each of the five years ended December 31, 2025, our customer retention rate was approximately 85%, with the exception of the year ended December 31, 2024 when the retention rate was approximately 84% due to divestitures, migrations and end of life of certain products as part of our efforts to streamline brands outside of the GoDaddy platform. In addition, the retention rate for our customers who had been with us for over three years as of December 31, 2025 was approximately 90%. Greater than 89% of our total revenue for the year ended December 31, 2025 was generated by customers who were also customers in the prior year.

In each of the five years ended December 31, 2025, greater than 85% of our total revenue was generated by customers who were also customers in the prior year. To track our growth and the stability of our customer base, we monitor, among other things, revenue and retention rates generated by our annual customer cohorts over time, as well as corresponding marketing and advertising spend. We define an annual customer cohort to include each customer who first became a customer during a calendar year. For example, in 2017, we acquired approximately 5.0 million gross customers, who we collectively refer to as our 2017 cohort, and we invested $253.2 million in marketing and advertising expenses. By the end of 2025, the 2017 cohort had generated an aggregate of approximately $3.0 billion of total bookings. We expect this cohort to continue to generate bookings and ultimately revenue in the future. For the seven years ended December 31, 2025, the average annual revenue retention rate of the 2017 cohort was more than 91%, which is calculated by averaging the ratio of the cohort's annual revenue for each of the seven years to its annual revenue for each respective preceding year. We selected the 2017 cohort as an example for this analysis, as we believe it illustrates the long-term value of our customers.

We believe we are able to build strong relationships with our customers through the breadth and depth of our solutions, the intelligent and proactive AI-powered experiences and the high quality and responsiveness of our customer care team, all of which are key to our high level of customer retention. To that end, we continue to monitor our customer cohorts to ensure growth and stability of our customer base. We track revenue and retention rates generated by our annual customer cohorts over time, as well as corresponding marketing and advertising spend.

Financial Highlights

Below are our key consolidated financial highlights for the year ended December 31, 2025, with comparisons to the year ended December 31, 2024.

- Total revenue of $4,951.1 million, an increase of 8.3%, or approximately 8.4% on a constant currency basis[1].

- International revenue of $1,626.8 million, an increase of 11.4%, or approximately 11.8% on a constant currency basis[1].

- Total bookings of $5,400.0 million, an increase of 7.2%, on a reported and constant currency basis[1].

- Operating income of $1,127.3 million, an increase of 26.2%.[2]

- Net income of $875.0 million, a decrease of 6.6%.[2][3]

- Normalized EBITDA[4] of $1,585.9 million, an increase of 13.6%.

- Net cash provided by operating activities of $1,599.4 million, an increase of 24.2%.

[1] *Discussion of constant currency is set forth in "Quantitative and Qualitative Disclosures about Market Risk" below.*
[2] *Our operating results for the years ended December 31, 2025 and December 31, 2024 included $11.1 million and $39.4 million, respectively, in restructuring and other charges, as further discussed in Note 13 to our financial statements.*
[3] *Net income for the year ended December 31, 2025 included a one-time benefit for the recognition of an uncertain tax position of $34.6 million. Net income for the year ended December 31, 2024 included a non-routine, non-cash benefit to income taxes of $267.4 million related to the conversion of GoDaddy's Desert Newco, LLC (Desert Newco) subsidiary from a partnership to a disregarded entity for U.S. income tax purposes.*
[4] *A reconciliation of Normalized EBITDA to net income, its most directly comparable GAAP financial measure, is set forth in "Reconciliation of NEBITDA" below.*

Results of Operations

The following table sets forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,					
	2025		2024		2023	
	$	% of Total Revenue	$	% of Total Revenue	$	% of Total Revenue
Revenue:						
Applications and Commerce	$ 1,889.0	38.2 %	$ 1,653.0	36.1 %	$ 1,430.4	33.6 %
Core Platform	3,062.1	61.8 %	2,920.2	63.9 %	2,823.7	66.4 %
Total revenue	4,951.1	100.0 %	4,573.2	100.0 %	4,254.1	100.0 %
Costs and operating expenses:						
Cost of revenue (excluding depreciation and amortization)	1,801.5	36.4 %	1,652.0	36.1 %	1,573.6	37.0 %
Technology and development	841.5	17.0 %	814.4	17.8 %	839.6	19.7 %
Marketing and advertising	375.1	7.6 %	356.9	7.8 %	352.9	8.3 %
Customer care	289.1	5.8 %	287.5	6.3 %	304.5	7.2 %
General and administrative	388.9	7.9 %	394.2	8.6 %	374.0	8.9 %
Restructuring and other	11.1	0.2 %	39.4	0.9 %	90.8	2.1 %
Depreciation and amortization	116.6	2.3 %	135.3	3.0 %	171.3	3.9 %
Total costs and operating expenses	3,823.8	77.2 %	3,679.7	80.5 %	3,706.7	87.1 %
Operating income	1,127.3	22.8 %	893.5	19.5 %	547.4	12.9 %
Interest expense	(151.0)	(3.1)%	(158.3)	(3.5)%	(179.0)	(4.2)%
Gain (loss) on debt extinguishment	1.4	— %	(4.6)	(0.1)%	(1.5)	— %
Other income (expense), net	42.3	0.9 %	34.8	0.8 %	36.9	0.8 %
Income before income taxes	1,020.0	20.6 %	765.4	16.7 %	403.8	9.5 %
Benefit (provision) for income taxes	(145.0)	(2.9)%	171.5	3.8 %	971.8	22.8 %
Net Income	875.0	17.7 %	936.9	20.5 %	1,375.6	32.3 %
Less: net income attributable to non-controlling interests	—	— %	—	— %	0.8	— %
Net income attributable to GoDaddy Inc.	$ 875.0	17.7 %	$ 936.9	20.5 %	$ 1,374.8	32.3 %

Non-GAAP Financial Measures, Operating Metrics and Business Metrics

In addition to our results determined in accordance with GAAP, we believe that the following non-GAAP financial measures, operating metrics and business metrics may be useful as supplements in evaluating our ongoing operational performance:

	Year Ended December 31,		
	2025	2024	2023
Normalized EBITDA	$ 1,585.9	$ 1,395.9	$ 1,134.5
Annualized recurring revenue	$ 4,336.2	$ 4,042.6	$ 3,729.3
Total bookings	$ 5,400.0	$ 5,038.8	$ 4,603.1
Total customers at period end (in thousands)	20,422	20,511	21,026
ARPU	$ 242	$ 220	$ 203
Domains under management (in thousands)	80,793	81,013	83,554

Normalized EBITDA (NEBITDA). NEBITDA is a supplemental measure of our operating performance used by management to evaluate our business. We calculate NEBITDA as net income excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. We believe that the inclusion or exclusion of certain recurring and non-recurring items provides a supplementary measure of our core operating results and permits useful alternative period-over-period comparisons of our operations. NEBITDA should not be viewed as a substitute for comparable GAAP measures.

Annualized recurring revenue (ARR). ARR is an operating metric defined as annualized quarterly recurring GAAP revenue, net of refunds, from new and renewed subscription-based services. ARR is exclusive of any revenue that is non-recurring, including, without limitation, domain aftermarket, domain transfers, one-time set-up or migration fees and non-recurring professional website services fees. We believe ARR helps illustrate the scale of certain of our products and facilitates comparisons to other companies in our industry.

Total bookings. Total bookings is an operating metric representing the total value of customer contracts entered into during the period, excluding refunds. We believe total bookings provides additional insight into the performance of our business and the effectiveness of our marketing efforts since we typically collect payment at the inception of a customer contract but recognize revenue ratably over the term of the contract.

Total customers. We define a customer as an individual or entity, each with a unique account and paid transactions in the trailing twelve months or with paid subscriptions as of the end of the period. Total customers is one way we measure the scale of our business and can be a contributing factor to our ability to increase our revenue base.

Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU is one measure that provides insight into our ability to sell additional products to our customers.

Domains under management (DUM). DUM is a business metric representing the total number of domains that are registered through GoDaddy and its affiliated registrars.

Reconciliation of NEBITDA

The following table reconciles NEBITDA to net income, its most directly comparable GAAP financial measure:

	Year Ended December 31,		
	2025	2024	2023
Net Income	$ 875.0	$ 936.9	$ 1,375.6
Depreciation and amortization	116.6	135.3	171.3
Equity-based compensation expense	317.8	299.1	294.0
Interest expense, net of interest income	114.2	130.4	155.4
Restructuring and other[1]	17.3	65.7	110.0
Provision (benefit) for income taxes	145.0	(171.5)	(971.8)
NEBITDA	$ 1,585.9	$ 1,395.9	$ 1,134.5

(1) In addition to the restructuring and other in our statements of operations, other charges are primarily composed of lease-related expenses associated with closed facilities, charges related to certain legal matters, adjustments to the fair value of our equity investments, expenses incurred in relation to the refinancing of our long-term debt, acquisition-related expenses, and incremental expenses associated with certain professional services.

Constant Currency

The following table provides a reconciliation of constant currency:

	Year Ended December 31, 2025
Revenue	$ 4,951.1
Constant currency adjustment	5.6
Constant currency revenue	$ 4,956.7

Year-Over-Year Comparison

Revenue

We generate the majority of our revenue from sales of product subscriptions, as described in Note 2 to our financial statements. Our subscriptions can range from monthly terms to multi-annual terms of up to ten years, depending on the product. Revenue is presented net of refunds, and we maintain a reserve to provide for refunds granted to customers.

The following table presents our revenue for the periods indicated:

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Applications and commerce	$ 1,889.0	$ 1,653.0	$ 1,430.4	$ 236.0	14.3 %	$ 222.6	15.6 %
Core platform	3,062.1	2,920.2	2,823.7	141.9	4.9 %	96.5	3.4 %
Total revenue	$ 4,951.1	$ 4,573.2	$ 4,254.1	$ 377.9	8.3 %	$ 319.1	7.5 %

Total revenue increased 8.3%, due to the increases in our A&C and Core revenues, as described below:

A&C. The $236.0 million, or 14.3%, increase in A&C revenue for the year ended December 31, 2025 was due to continued customer adoption of our subscription-based products.

Core. The $141.9 million, or 4.9%, increase in Core revenue for the year ended December 31, 2025 was driven by $104.6 million growth in domain registration and add-on revenues and $53.2 million growth in aftermarket revenue. This increase was partially offset by a shift in sales mix as well as an $11.9 million decrease in hosting revenues related to end-of-life migrations away from certain products and the disposition of certain hosting assets in 2024.

Bookings

The following table presents our total bookings for the periods indicated:

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Total bookings	$ 5,400.0	$ 5,038.8	$ 4,603.1	$ 361.2	7.2 %	$ 435.7	9.5 %

The $361.2 million, or 7.2%, increase in total bookings for the year ended December 31, 2025 was driven by strength in domains and aftermarket and continued customer adoption of our subscription-based A&C products. These increases were partially offset by a decrease in hosting bookings related to end-of-life migrations away from certain products and the disposition of certain hosting assets in 2024.

Following a competitive rebid in the second quarter of 2025, we no longer operate as the registry service provider for the .CO top-level domain after October 3, 2025. This transition did not have a material impact to our financial results during the year ended December 31, 2025, and we will continue to offer .CO to customers in our capacity as an accredited registrar.

67

Costs and Operating Expenses

Cost of revenue

Cost of revenue is primarily the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain registration fees, fees for third-party productivity applications, third-party commissions and payment processing fees. Similar to our billing practices, we pay domain costs at the time of purchase for the life of each subscription but recognize the costs of service ratably over the term of our customer contracts. The terms for domain costs are established by agreements between registries and registrars and can vary significantly depending on the TLD. We expect cost of revenue to increase in absolute dollars in future periods due to increased sales of domains and third-party productivity applications. However, cost of revenue may fluctuate as a percentage of total revenue, depending on the mix of products sold in a particular period.

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Cost of revenue	$ 1,801.5	$ 1,652.0	$ 1,573.6	$ 149.5	9.0 %	$ 78.4	5.0 %

The $149.5 million, or 9.0%, increase in cost of revenue for the year ended December 31, 2025 was driven by the increases in revenue described above.

Technology and development

Technology and development expenses represent the costs associated with the creation, development and distribution of our products and services. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the operation of our data centers and systems infrastructure supporting those products, excluding depreciation expense. We expect technology and development expenses to decrease as a percentage of revenue in future periods following a period of investment in product development and migration toward a unified infrastructure platform.

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Technology and development	$ 841.5	$ 814.4	$ 839.6	$ 27.1	3.3 %	$ (25.2)	(3.0)%

The $27.1 million, or 3.3%, increase in technology and development expenses for the year ended December 31, 2025, was attributable to a $19.7 million increase in personnel costs associated with our continued investment in product development.

Marketing and advertising

Marketing and advertising expenses represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across a variety of channels. These expenses also include personnel costs and affiliate program commissions. We expect marketing and advertising expenses to fluctuate depending on both the mix of internal and external marketing resources used, the size and scope of our future campaigns and the level of discretionary investments we make in marketing to drive future sales.

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Marketing and advertising	$ 375.1	$ 356.9	$ 352.9	$ 18.2	5.1 %	$ 4.0	1.1 %

The $18.2 million, or 5.1%, increase in marketing and advertising expenses for the year ended December 31, 2025 was attributable to an increase in discretionary advertising spend in support of our strategic initiatives, including building broader awareness of our GoDaddy Airo experience.

Customer care

Customer care expenses represent the costs to guide and service our customers, primarily consisting of personnel costs. We expect customer care expenses to fluctuate depending on the methods of customer interaction utilized as well as the level of personnel required to support our business.

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Customer care	$ 289.1	$ 287.5	$ 304.5	$ 1.6	0.6 %	$ (17.0)	(5.6)%

There was no material change in customer care expenses for the year ended December 31, 2025.

General and administrative

General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent for all locations, acquisition-related expenses and other general costs. We expect general and administrative expenses to fluctuate depending on the level of personnel and other administrative costs required to support our business as well as the significance of any strategic acquisitions we choose to pursue.

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
General and administrative	$ 388.9	$ 394.2	$ 374.0	$ (5.3)	(1.3)%	$ 20.2	5.4 %

There was no material change in general and administrative expenses for the year ended December 31, 2025.

Restructuring and other

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Restructuring and other	$ 11.1	$ 39.4	$ 90.8	$ (28.3)	(71.8)%	$ (51.4)	(56.6)%

The $28.3 million, or 71.8%, decrease in restructuring and other expenses for the year ended December 31, 2025 was attributable to an $8.0 million decrease in severance, employee benefits and equity-based compensation pursuant to restructuring activities. The remaining decrease was attributable to individually immaterial amounts resulting from non-cash impairment charges and abandonment of certain operating leases during the year ended December 31, 2024.

Depreciation and amortization

Depreciation and amortization expenses consist of charges relating to the depreciation of the property and equipment used in our operations and the amortization of acquired intangible assets. These expenses may increase or decrease in absolute dollars in future periods depending on our future level of capital investments in hardware and other equipment as well as the significance of any future acquisitions.

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Depreciation and amortization	$ 116.6	$ 135.3	$ 171.3	$ (18.7)	(13.8)%	$ (36.0)	(21.0)%

The $18.7 million, or 13.8%, decrease in depreciation and amortization expense for the year ended December 31, 2025 was attributable to an $11.8 million reduction in depreciation from fully depreciated assets in 2024 and accelerated depreciation related to 2024 office closures.

Interest expense

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	2024	2023	$ change	% change	$ change	% change
Interest expense	$ 151.0	$ 158.3	$ 179.0	$ (7.3)	(4.6)%	$ (20.7)	(11.6)%

There was no material change in interest expense for the year ended December 31, 2025.

Other income (expense), net

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	**2024**	**2023**	**$ change**	**% change**	**$ change**	**% change**
Other income (expense), net	$ 42.3	$ 34.8	$ 36.9	$ 7.5	21.6 %	$ (2.1)	(5.7)%

There was no material change in other income (expense), net for the year ended December 31, 2025.

Benefit (provision) for income taxes

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	**2024**	**2023**	**$ change**	**% change**	**$ change**	**% change**
Benefit (provision) for income taxes	$ (145.0)	$ 171.5	$ 971.8	$ (316.5)	(184.5)%	$ (800.3)	(82.4)%

The $316.5 million, or 184.5%, change in benefit (provision) for income taxes was primarily due to the completion of the DNC Restructure, as defined and further discussed in Note 15 to our financial statements, which resulted in the conversion of Desert Newco from a partnership to a disregarded entity for U.S. income tax purposes, and resulted in a one-time non-cash income tax benefit in the first quarter of 2024 of $267.4 million. Additionally, income before income taxes increased $254.6 million year over year, contributing to a higher income tax provision in the current period. This increase was partially offset by a $34.6 million income tax benefit recognized during the first quarter of 2025 related to the recognition of an uncertain tax position in a foreign jurisdiction as a result of a favorable tax court ruling.

Segment Results of Operations

Our two operating segments, A&C and Core, reflect the way we manage and evaluate the performance of our business. Our chief operating decision maker evaluates segment performance based upon several factors, of which the primary financial measures are revenue and Segment EBITDA, our segment measure of profitability. See Note 17 to our financial statements for a reconciliation of Segment EBITDA to net income, its most directly comparable GAAP financial measure.

Applications and Commerce

The following table presents the results for our A&C segment for the periods indicated:

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	**2024**	**2023**	**$ change**	**%/ bps change**	**$ change**	**%/ bps change**
Revenue	$1,889.0	$1,653.0	$1,430.4	$ 236.0	14.3 %	$ 222.6	15.6 %
Segment EBITDA	$ 856.9	$ 739.3	$ 594.2	$ 117.6	15.9 %	$ 145.1	24.4 %
Segment EBITDA Margin	45.4 %	44.7 %	41.5 %	n/a	70 bps	n/a	320 bps

The $117.6 million, or 15.9%, increase in A&C Segment EBITDA for the year ended December 31, 2025 was attributed to a $236.0 million increase in revenue as described above. This increase was partially offset by a $118.4 million increase in other segment items driven by higher cost of revenue attributable to the increase in revenue and increased operating expenses (excluding acquisition-related costs, equity-based compensation expense and depreciation and amortization expense) attributable to technology and development and marketing costs.

Core

The following table presents the results for our Core segment for the periods indicated:

	Year Ended December 31,			2025 to 2024		2024 to 2023	
	2025	**2024**	**2023**	**$ change**	**%/ bps change**	**$ change**	**%/ bps change**
Revenue	$3,062.1	$2,920.2	$2,823.7	$ 141.9	4.9 %	$ 96.5	3.4 %
Segment EBITDA	$1,010.3	$ 931.7	$ 816.4	$ 78.6	8.4 %	$ 115.3	14.1 %
Segment EBITDA Margin	33.0 %	31.9 %	28.9 %	n/a	110 bps	n/a	300 bps

The $78.6 million, or 8.4%, increase in Core Segment EBITDA for the year ended December 31, 2025 was attributed to a $141.9 million increase in revenue as described above. This increase was partially offset by a $63.3 million increase in other segment items driven by higher cost of revenue attributable to the increase in revenue.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity have been cash flow generated from operations and long-term debt borrowings. Our principal uses of cash have been to fund operations and capital expenditures, to make mandatory principal and interest payments on our long-term debt and to effectuate our share repurchase program. Our liquidity position also benefits from U.S. and state deferred tax assets (DTAs) such that we have not historically paid a significant amount of U.S. federal or state income taxes.

In general, we seek to deploy our capital by focusing on requirements for our operations, growth investments and stockholder returns. Our strategy is to deploy capital, whether debt, equity or internally generated cash, depending on the adequacy and availability of the source of capital and which source may be used most efficiently and at the lowest cost at such time. Therefore, while cash from operations is our primary source of operating liquidity and we believe our internally-generated cash flows are sufficient to support our day-to-day operations, we may use a variety of capital sources to fund our needs for less predictable investment decisions such as strategic acquisitions and share repurchases.

We believe our existing cash and cash equivalents and cash generated by operating activities will be sufficient to meet our anticipated operating cash needs for at least the next 12 months. However, our future capital requirements will depend on many factors, including our growth rate, macroeconomic activity, the timing and extent of spending to support domestic and international development efforts, continued brand development and advertising spend, the level of customer care and general and administrative activities, the introduction of new and enhanced product offerings, the costs to support new and replacement capital equipment, the completion of strategic acquisitions or share repurchases. Should we pursue additional strategic acquisitions or share repurchases, we may need to raise additional capital, which may be in the form of long-term debt or equity financings.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		
	2025	**2024**	**2023**
Net cash provided by operating activities	$ 1,599.4	$ 1,287.7	$ 1,047.6
Net cash provided by (used in) investing activities	(25.1)	21.5	(102.4)
Net cash used in financing activities	(1,587.1)	(677.4)	(1,261.7)
Effect of exchange rate changes on cash and cash equivalents	4.7	(1.6)	1.3
Net increase (decrease) in cash and cash equivalents	$ (8.1)	$ 630.2	$ (315.2)

Operating Activities

Our primary source of cash from operating activities has been cash collections from our customers. Our primary uses of cash from operating activities have been for domain registration costs paid to registries, software licensing fees related to third-party productivity solutions, personnel costs, discretionary marketing and advertising costs, technology and development costs and interest payments. We expect cash outflows from operating activities to be affected by the timing of payments we make to registries and other operating costs as we continue to grow our business.

Net cash provided by operating activities increased $311.7 million driven by the growth in total bookings. The increase was also driven by lower restructuring related payments.

Investing Activities

Our investing activities generally consist of strategic investments, dispositions and purchases of property and equipment to support the overall growth of our business. We expect our investing cash flows to be affected by the timing of payments we make for capital expenditures.

Net cash used in investing activities increased $46.6 million due to maturities of short-term investments of $40.0 million as well as proceeds from dispositions of certain assets and liabilities of our hosting business in the year ended December 31, 2024.

Financing Activities

Our financing activities generally consist of long-term debt borrowings, the repayment of principal on long-term debt, stock option exercises, employee stock purchase plan proceeds and share repurchases.

Net cash used in financing activities increased $909.7 million driven by a $925.4 million increase in share repurchases.

Deferred Revenue

See Note 7 to our financial statements for details regarding the expected future recognition of deferred revenue.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our financial statements.

Material Cash Requirements and Uses of Cash

Credit Facility and Senior Notes

Our long-term debt consists of our Credit Facility, which includes two tranches of term loans and a revolving credit facility (Revolver), and our Senior Notes. See Note 9 to our financial statements for additional information regarding our long-term debt, including the Credit Facility and Senior Notes.

Our long-term debt agreements contain covenants restricting, among other things, our ability, or the ability of our subsidiaries, to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes including mergers and consolidations, sell assets, make restricted payments including dividends, distributions and investments, prepay junior indebtedness and engage in operations other than in connection with acting as a holding company, subject to customary exceptions. As of December 31, 2025, we were in compliance with all such covenants and had $998.6 million available for borrowing under the Revolver.

As discussed in Note 10 to our financial statements, we have hedged a portion of our long-term debt through the use of cross-currency and interest rate swap derivative instruments. These instruments help us manage and mitigate our risk of exposure to changes in foreign currency exchange rates and interest rates. See "Quantitative and Qualitative Disclosures About Market Risk" for additional discussion of our hedging activities.

Share Repurchases

As discussed in Note 4 to our financial statements, our board of directors authorized a stock repurchase program, which commenced in May 2021, and subsequently, in January 2022 and August 2023, our board of directors increased authorization for an aggregate of up to $4.0 billion of our Class A common stock through 2025. During the three months ended March 31, 2025, we executed two accelerated share repurchase agreements (ASRs) totaling $767.4 million in upfront payments, fully utilizing the amount remaining under this authorization. These ASRs were fully settled in April 2025 with the delivery of approximately 4.4 million shares at a weighted average price of $176.02 per share. In April 2025, our board of directors approved the repurchase of up to an additional $3.0 billion of our Class A common stock through the end of 2027.

Additionally, we repurchased a total of approximately 5.9 million shares of our Class A common stock, which were retired upon repurchase, for an aggregate purchase price of $834.8 million during the year ended December 31, 2025. As of December 31, 2025, we had $2,165.2 million of remaining authorization available for share repurchases.

Restructuring and Other

As discussed in Note 13 to our financial statements, we undertook restructuring activities in the year ended December 31, 2025. Cash payments of $6.9 million were made in the year ended December 31, 2025, and approximately $4.4 million remains to be paid in 2026. We expect to make substantially all remaining restructuring payments pursuant to these activities by the end of the second quarter of 2026.

Critical Accounting Policies and Estimates

We prepare our financial statements in accordance with GAAP, and in doing so, we make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances, and we evaluate these estimates, assumptions and judgments on an ongoing basis. Different assumptions and judgments could change the estimates used in the preparation of our financial statements, which, in turn, could change our results from those reported. We refer to estimates, assumptions and judgments of this type as our critical accounting policies and estimates, which we discuss further below. We review our critical accounting policies and estimates with the Audit Committee of our board of directors on an annual basis.

Of our significant accounting policies, which are described in Note 2 to our financial statements, the following accounting policies and specific estimates involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and operating results.

Revenue Recognition

Revenue is recognized when control of a promised good or service (product) is transferred to the customer, in an amount reflecting the consideration we expect to be entitled to in exchange for such product. Revenue is recognized net of allowances for returns and applicable transaction taxes collected from customers. Refunds are estimated at contract inception using the expected value method based upon historical refund experience. Domain registration and renewal revenue is recognized ratably over the registration period as the customer simultaneously receives and consumes the benefits over the contract term. For each domain registration or renewal, we have one performance obligation consisting of two promises to ensure: (1) the customer has exclusive use of the domain during the applicable registration term and (2) the domain is accessible and appropriately directed to its underlying content. After the contract term expires, unless renewed, the customer can no longer access or use the domain. We have determined these promises are not distinct within our contracts as they are highly interdependent and interrelated and are inputs to a combined benefit. Accordingly, we concluded that each domain registration or renewal represents one product offering and is a single performance obligation.

We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products fulfilled by others. We record revenue on a gross basis when we are the principal in the arrangement and on a net basis when we are an agent. The determination of whether we are a principal or an agent is dependent on whether we control the specific good or service before it is transferred to the customer, including whether we have primary fulfillment responsibility and obligation to perform the services being sold to the customer, whether we have inventory risk and whether we have latitude in establishing pricing. Revenue associated with sales of certain third party solutions, including Microsoft 365, where we act as a reseller of products provided by others is recorded on a gross basis as we have determined that we control the product before transferring it to our end customers. Revenue associated with aftermarket domain sales, excluding certain immaterial reseller arrangements, is recorded on a gross basis as we have determined that we take control of the domain before transferring it to our end customers. The determination of gross or net revenue recognition is reviewed on a product-by-product basis.

See Notes 2 and 7 to our financial statements for additional information regarding revenue recognition and deferred revenue.

Indefinite-Lived Intangible Assets

We make estimates, assumptions and judgments when valuing indefinite-lived intangible assets in connection with the initial purchase price allocations of business acquisitions, as well as when evaluating the recoverability of our indefinite-lived intangible assets on an ongoing basis. We assess our indefinite-lived intangible assets for impairment at least annually during the fourth quarter. We will also perform an assessment at other times if and when events or changes in circumstances indicate the carrying value of these assets may not be recoverable.

We perform our impairment assessment based on qualitative analysis, which includes considering various factors including macroeconomic conditions, industry and market conditions and our historical and projected operating results. If, based on our qualitative analysis, we were to determine it is more-likely-than-not that the indefinite-lived intangible asset is impaired, a quantitative impairment test would be performed to determine if an impairment loss should be recorded.

See Notes 2 and 3 to our financial statements for additional information regarding indefinite-lived intangible assets.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of DTAs and deferred tax liabilities (DTLs) for the expected future tax consequences of events included in our financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in income in the period in which the enactment date occurs.

We recognize DTAs to the extent we believe these assets are more-likely-than-not to be realized. In evaluating our ability to realize our DTAs, in full or in part, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, prudent and feasible tax planning strategies and recent results of operations. The assumptions utilized in determining future taxable income require judgment and are consistent with the plans and estimates we use to manage our business. Actual operating results in future years could differ from our current assumptions, judgments and estimates, which could have a material impact on the amount of DTAs we ultimately realize. We continue to maintain a valuation allowance against the DTAs for which we have concluded it is more-likely-than-not they will not be realized due to certain limitations on character or carryforward period.

We recognize tax benefits from uncertain tax positions only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit having a greater than 50% likelihood of being realized.

See Notes 2 and 15 to our financial statements for additional information regarding income taxes.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, see Note 2 to our financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and variable interest rates. Consequently, we may employ policies and procedures to mitigate such risks, including the use of derivative financial instruments, which are discussed in more detail in Note 10 to our financial statements. We do not enter into derivative transactions for speculative or trading purposes.

As a result of the use of derivative instruments, we are exposed to the risk that counterparties to our contracts may fail to meet their contractual obligations. To mitigate such counterparty credit risk, we enter into contracts only with carefully selected financial institutions based upon ongoing evaluations of their creditworthiness. As a result, we do not believe we are exposed to any undue concentration of counterparty risk with respect to our derivative contracts as of December 31, 2025.

Foreign Currency Risk

We manage our exposure to changes in foreign currency exchange rates through the use of foreign exchange forward contracts and cross-currency swap contracts. See Note 10 to our financial statements for a summary of the notional amounts and fair values of such arrangements. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our cash and cash equivalents.

Foreign Exchange Forward Contracts

A portion of our bookings, revenue and operating expenses is denominated in foreign currencies, which are subject to exchange rate fluctuations. Our most significant foreign currency exposures are the British pound, the Canadian dollar and the Euro. Our reported bookings, revenues and operating results may be impacted by fluctuations in foreign currency exchange rates. Fluctuations in exchange rates may also cause us to recognize transaction gains and losses in our statements of operations; however, such amounts were not material during the current period. As we have expanded our international business, our exposure to fluctuations in exchange rates will increase, which may increase the costs associated with this growth. During 2025, our total bookings growth in constant currency would have had an insignificant impact and our total revenue growth would have been approximately 10 basis points higher. Constant currency is calculated by translating bookings and revenue for each month in the current period using the foreign currency exchange rates for the corresponding month in the prior period, excluding any hedging gains or losses realized during the period. We believe constant currency information is useful in analyzing underlying trends in our business by eliminating the impact of fluctuations in foreign currency exchange rates and allows for period-to-period comparisons of our performance.

From time-to-time, we may utilize foreign exchange forward contracts to manage the volatility of our bookings and revenue related to foreign currency transactions. These forward contracts reduce, but do not eliminate, the impact of adverse currency exchange rate fluctuations. We generally designate these forward contracts as cash flow hedges for accounting purposes. Changes in the intrinsic value of designated hedges are recorded as a component of accumulated other comprehensive income (loss) (AOCI). Gains and losses, once realized, are recorded as a component of AOCI and are amortized to revenue over the same period in which the underlying hedged amounts are recognized. At December 31, 2025, the realized and unrealized losses included in AOCI were $4.3 million and $21.9 million, respectively.

Cross-Currency Swaps

In order to manage variability due to movements in foreign currency exchange rates related to a Euro-denominated intercompany loan, we entered into five-year cross-currency swaps in April 2017. In March 2022, we entered into a transaction to extend the maturity of these swaps to August 31, 2027, as described in Note 10 to our financial statements. The cross-currency swaps had an aggregate amortizing notional amount of €1,134.5 million at December 31, 2025 (approximately $1,332.7 million).

The swaps designated as cash flow hedging relationships convert the Euro-denominated interest and principal receipts on the intercompany loan into fixed U.S. dollar interest and principal receipts, thereby reducing our exposure to fluctuations between the Euro and U.S. dollar. Changes to the fair value of the cross-currency swaps due to changes in the value of the U.S. dollar relative to the Euro would be largely offset by the net change in the fair values of the underlying hedged items.

The swaps designated as net investment hedging relationships hedge the foreign currency exposure of our net investment in certain Euro denominated functional currency subsidiaries. At maturity, the Euro notional value will be exchanged for the U.S. dollar notional value.

Interest Rate Risk

Interest rate risk reflects our exposure to movements in interest rates associated with our variable-rate debt. We manage our exposure to changes in interest payments related to the portion of variable-rate debt through the use of interest rate swaps, all of which are designated as cash flow hedges. For the balance of our long-term debt not subject to interest rate swaps, the effect of a hypothetical 10% change in interest rates would not have had a material impact on our interest expense. See Note 9 to our financial statements for additional information regarding our long-term debt.

Total borrowings under our 2031 Term Loans were $985.0 million as of December 31, 2025. The amortization rate for the 2031 Term Loans is 1.00% per annum and the 2031 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are Secured Overnight Financing Rate (SOFR) loans and (ii) 0.75% for the term loans that are ABR loans.

Total borrowings under our 2029 Term Loans were $1,444.2 million as of December 31, 2025. The amortization rate for the 2029 Term Loans is 1.00% per annum and the 2029 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are SOFR loans and (ii) 0.75% for the term loans that are ABR loans.

All SOFR-based interest rates under the Credit Facility are subject to a 0.0% floor.

In April 2017, we entered into a five-year pay-fixed rate, receive-floating rate interest rate swap arrangement to effectively convert a portion of the variable-rate borrowings under the 2029 Term Loans to a fixed rate. Prior to this arrangement's contractual maturity date of April 3, 2022, in March 2022, we entered into a transaction to extend the maturity of these swaps to August 31, 2027, as described in Note 10 to our financial statements. In addition, in conjunction with the refinancing of a portion of our debt in November 2022, the hedged debt index of the swaps was changed from LIBOR to SOFR. These interest rate swaps, which had a notional amount of $1,209.5 million as of December 31, 2025, serve to convert a portion of the variable-rate borrowings under the 2029 Term Loans to a fixed rate of 4.81%.

In August 2020, we entered into seven-year pay-fixed rate, receive-floating rate interest rate swap arrangements to effectively convert a portion of the variable rate borrowings under the 2027 Term Loans to a fixed rate of 0.705%. In May 2023, in conjunction with a concurrent Credit Facility amendment, we terminated these swaps and entered into new SOFR-based interest rate swaps with a fixed rate of 0.672%. These interest rate swaps, which mature on August 10, 2027, had an aggregate notional amount of $708.8 million at December 31, 2025.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of GoDaddy Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GoDaddy Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

Description of the Matter	As more fully described in Note 2 to the consolidated financial statements, the Company generates its revenue primarily from fees for domain registrations, website hosting, website security, and applications and commerce products, which are generally recognized ratably over the related contractual terms. The majority of the Company's revenue recognition process involves the use of numerous systems responsible for the processing and recording of significant volumes of data and transactions, as well as the calculation of revenue in accordance with the Company's accounting policies.
	Auditing certain portions of the Company's revenue recognition process was challenging and complex due to the high volume of transactions and the dependency on the design and operation of multiple proprietary information technology systems
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of internal controls over the certain portions of the Company's revenue recognition process. Specifically, we tested controls over the initiation and billing of sales, the recognition of revenue and deferred revenue and the Company's cash to billings reconciliation process. We also tested, with involvement from information technology professionals, application controls related to appropriate revenue recognition and application controls related to the interfaces between key systems, which included controls related to access, data and the configuration of these key systems.
	Our audit procedures for the certain portions of the Company's revenue, included, among others, testing on a sample basis the completeness and accuracy of the underlying data within the Company's billing and revenue systems, testing samples of sales transactions to source documentation, performing substantive analytical procedures and testing the Company's cash to billings reconciliations. We also evaluated the appropriateness of the Company's related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2004.

Phoenix, Arizona
February 24, 2026

GoDaddy Inc.
Consolidated Balance Sheets
(In millions, except shares in thousands and per share amounts)

	December 31,	
	2025	2024
Assets		
Current assets:		
Cash and cash equivalents	$ 1,080.9	$ 1,089.0
Accounts and other receivables	83.1	91.1
Registry deposits	43.9	34.5
Prepaid domain name registry fees	512.2	492.0
Prepaid expenses and other current assets	120.8	245.2
Total current assets	1,840.9	1,951.8
Property and equipment, net	145.4	156.4
Operating lease assets	41.9	49.4
Prepaid domain name registry fees, net of current portion	241.2	224.8
Goodwill	3,633.3	3,518.9
Intangible assets, net	986.3	1,055.8
Deferred tax assets	1,052.6	1,181.5
Other assets	93.3	96.8
Total assets	$ 8,034.9	$ 8,235.4
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 67.5	$ 81.6
Accrued expenses and other current liabilities	528.7	378.6
Deferred revenue	2,384.2	2,222.3
Long-term debt	15.1	15.9
Total current liabilities	2,995.5	2,698.4
Deferred revenue, net of current portion	934.9	883.2
Long-term debt, net of current portion	3,765.2	3,779.1
Operating lease liabilities, net of current portion	62.0	76.7
Other long-term liabilities	57.5	85.7
Deferred tax liabilities	4.7	20.2
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value - 50,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $0.001 par value - 1,000,000 shares authorized; 134,737 and 141,208 shares issued and outstanding as of December 31, 2025 and 2024, respectively	0.1	0.1
Additional paid-in capital	2,975.2	2,611.8
Accumulated deficit	(2,789.4)	(2,052.3)
Accumulated other comprehensive income	29.2	132.5
Total stockholders' equity	215.1	692.1
Total liabilities and stockholders' equity	$ 8,034.9	$ 8,235.4

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Operations
(In millions, except shares in thousands and per share amounts)

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
Applications and commerce	$ 1,889.0	$ 1,653.0	$ 1,430.4
Core platform	3,062.1	2,920.2	2,823.7
Total revenue	4,951.1	4,573.2	4,254.1
Costs and operating expenses[(1)]:			
Cost of revenue (excluding depreciation and amortization)	1,801.5	1,652.0	1,573.6
Technology and development	841.5	814.4	839.6
Marketing and advertising	375.1	356.9	352.9
Customer care	289.1	287.5	304.5
General and administrative	388.9	394.2	374.0
Restructuring and other	11.1	39.4	90.8
Depreciation and amortization	116.6	135.3	171.3
Total costs and operating expenses	3,823.8	3,679.7	3,706.7
Operating income	1,127.3	893.5	547.4
Interest expense	(151.0)	(158.3)	(179.0)
Gain (loss) on debt extinguishment	1.4	(4.6)	(1.5)
Other income (expense), net	42.3	34.8	36.9
Income before income taxes	1,020.0	765.4	403.8
Benefit (provision) for income taxes	(145.0)	171.5	971.8
Net income	875.0	936.9	1,375.6
Less: net income attributable to non-controlling interests	—	—	0.8
Net income attributable to GoDaddy Inc.	$ 875.0	$ 936.9	$ 1,374.8
Net income attributable to GoDaddy Inc. per share of Class A common stock:			
Basic	$ 6.34	$ 6.63	$ 9.27
Diluted	$ 6.22	$ 6.45	$ 9.08
Weighted-average shares of Class A common stock outstanding:			
Basic	138,100	141,250	148,296
Diluted	140,621	145,287	151,452
[(1)] Costs and operating expenses include equity-based compensation expense as follows:			
Cost of revenue	$ 1.3	$ 0.9	$ 1.3
Technology and development	170.1	155.2	162.4
Marketing and advertising	30.0	30.9	27.9
Customer care	22.0	21.6	24.1
General and administrative	94.4	90.5	78.3
Restructuring and other	—	0.8	2.3
Total equity-based compensation expense	$ 317.8	$ 299.9	$ 296.3

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Comprehensive Income
(In millions)

		Year Ended December 31,				
		2025		**2024**		**2023**
Net income	$	875.0	$	936.9	$	1,375.6
Foreign exchange forward contracts gain (loss), net[1]		(47.2)		32.1		(24.3)
Unrealized swap gain (loss), net[1]		(42.6)		(18.9)		(43.3)
Change in foreign currency translation adjustment[1]		(13.5)		8.1		0.6
Comprehensive income		771.7		958.2		1,308.6
Less: comprehensive income attributable to non-controlling interests		—		—		1.0
Comprehensive income attributable to GoDaddy Inc.	$	771.7	$	958.2	$	1,307.6
[1] Amounts are net of the provision (benefit) for income taxes reflected below:						
Foreign exchange forward contracts gain (loss), net	$	(14.3)	$	10.0	$	(5.5)
Unrealized swap gain (loss), net	$	(13.0)	$	(6.1)	$	(15.8)
Foreign currency translation adjustment (net investment hedges)	$	(18.5)	$	8.0	$	(9.2)

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In millions, except shares in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
	Shares	Amount	Shares	Amount					
Balance at December 31, 2022	153,830	$ 0.2	312	$ —	$ 1,912.6	$ (2,422.6)	$ 178.0	$ 2.5	$ (329.3)
Net income	—	—	—	—	—	1,374.8	—	0.8	1,375.6
Equity-based compensation, including amounts capitalized	—	—	—	—	298.4	—	—	—	298.4
Repurchases of Class A common stock[1]	(17,356)	—	—	—	—	(1,272.9)	—	—	(1,272.9)
Issuance of Class A common stock under employee stock purchase plan	492	—	—	—	30.0	—	—	—	30.0
Impact of derivatives, net	—	—	—	—	—	—	(67.6)	—	(67.6)
Change in foreign currency translation adjustment	—	—	—	—	—	—	0.6	—	0.6
Impact of DNC Restructure	270	—	—	—	9.3	—	—	(2.5)	6.8
Vesting of restricted stock units and other	4,815	(0.1)	(53)	—	21.3	—	0.2	(0.8)	20.6
Balance at December 31, 2023	142,051	0.1	259	—	2,271.6	(2,320.7)	111.2	—	62.2
Net income	—	—	—	—	—	936.9	—	—	936.9
Equity-based compensation, including amounts capitalized	—	—	—	—	301.8	—	—	—	301.8
Repurchases of Class A common stock[1]	(5,179)	—	—	—	—	(668.6)	—	—	(668.6)
Issuance of Class A common stock under employee stock purchase plan	356	—	—	—	31.8	—	—	—	31.8
Impact of derivatives, net	—	—	—	—	—	—	13.2	—	13.2
Change in foreign currency translation adjustment	—	—	—	—	—	—	8.1	—	8.1
Vesting of restricted stock units and other	3,980	—	(259)	—	6.6	0.1	—	—	6.7
Balance at December 31, 2024	141,208	0.1	—	—	2,611.8	(2,052.3)	132.5	—	692.1

GoDaddy Inc.
Consolidated Statements of Stockholders' Equity (Deficit) (continued)
(In millions, except shares in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interests	Total
	Shares	Amount	Shares	Amount					
Net income	—	—	—	—	—	875.0	—	—	875.0
Equity-based compensation, including amounts capitalized	—	—	—	—	320.2	—	—	—	320.2
Repurchases of Class A common stock[1]	(10,220)	—	—	—	—	(1,612.0)	—	—	(1,612)
Issuance of Class A common stock under employee stock purchase plan	230	—	—	—	30.5	—	—	—	30.5
Impact of derivatives, net	—	—	—	—	—	—	(89.8)	—	(89.8)
Change in foreign currency translation adjustment	—	—	—	—	—	—	(13.5)	—	(13.5)
Vesting of restricted stock units and other	3,519	—	—	—	12.7	(0.1)	—	—	12.6
Balance at December 31, 2025	134,737	$ 0.1	—	$ —	$ 2,975.2	$ (2,789.4)	$ 29.2	$ —	$ 215.1

---

(1) Includes a 1% excise tax on shares repurchased, net of the fair market value of new share issuances, of $9.9 million, $0.4 million, and $8.5 million, for the years ended 2025, 2024, and 2023, respectively.

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2025	**2024**	**2023**
Operating activities			
Net income	$ 875.0	$ 936.9	$ 1,375.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	116.6	135.3	171.3
Equity-based compensation	317.8	299.9	296.3
Deferred taxes	157.4	(189.7)	(993.2)
Other	29.6	44.1	67.1
Changes in operating assets and liabilities:			
Prepaid domain name registry fees	(35.1)	(42.3)	(41.9)
Accounts payable	(14.5)	(65.5)	28.3
Accrued expenses and other current liabilities	2.8	0.3	56.2
Deferred revenue	206.8	235.4	149.2
Other operating assets and liabilities	(57.0)	(66.7)	(61.3)
Net cash provided by operating activities	1,599.4	1,287.7	1,047.6
Investing activities			
Maturities (purchases) of short-term investments	—	40.0	(40.0)
Purchases of intangible assets	—	—	(35.4)
Purchases of property and equipment	(23.9)	(26.6)	(42.0)
Other investing activities, net	(1.2)	8.1	15.0
Net cash provided by (used in) investing activities	(25.1)	21.5	(102.4)
Financing activities			
Proceeds received from:			
Issuance of term loans	—	4,214.8	1,759.9
Issuance of Class A common stock under employee stock purchase plan	30.5	31.8	30.0
Payments made for:			
Repurchases of Class A common stock	(1,601.9)	(676.5)	(1,270.2)
Repayment of term loans	(24.6)	(4,237.1)	(1,786.3)
Other financing activities	8.9	(10.4)	4.9
Net cash used in financing activities	(1,587.1)	(677.4)	(1,261.7)
Effect of exchange rate changes on cash and cash equivalents	4.7	(1.6)	1.3
Net increase (decrease) in cash and cash equivalents	(8.1)	630.2	(315.2)
Cash and cash equivalents, beginning of period	1,089.0	458.8	774.0
Cash and cash equivalents, end of period	$ 1,080.9	$ 1,089.0	$ 458.8
Cash paid during the period for:			
Interest on long-term debt, including impact of interest rate swaps	$ 139.5	$ 150.2	$ 169.8
Amounts included in the measurement of operating lease liabilities	$ 34.5	$ 39.7	$ 44.4
Supplemental disclosure of non-cash transactions			
Operating lease assets obtained in exchange for operating lease obligations	$ 2.1	$ 11.5	$ 8.3

See accompanying notes to consolidated financial statements.

GoDaddy Inc.
Notes to Consolidated Financial Statements
(In millions, except shares in thousands and per share amounts)

1.   Organization and Background

Description of Business

We deliver simple, easy-to-use cloud-based solutions, outcome-driven, personalized guidance in a one-stop shop solution with ease and access to our payment solutions. Our products and experiences, including our AI-powered GoDaddy Airo®, enable our customers to establish a digital presence, connect with their customers and manage their presence.

Basis of Presentation

Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (GAAP) and include our accounts and the accounts of our subsidiaries. All material intercompany accounts and transactions have been eliminated.

Prior Period Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These amounts were not material to any period presented.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the financial statements and accompanying notes. Estimates are used for, but not limited to, revenue recognition, valuation of acquired indefinite-lived intangibles and income taxes. We periodically evaluate our estimates and adjust prospectively, if necessary. We believe our estimates and assumptions are reasonable; however, actual results may differ.

Segments

We report our operating results through two reportable segments: Applications and Commerce (A&C) and Core Platform (Core), as further discussed in Note 17.

2.   Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, other highly liquid investments with a remaining maturity of 90 days or less at the date of acquisition and receivables related to third-party payment processor transactions normally received within 72 hours. Amounts receivable for payment processor transactions totaled $31.6 million and $30.1 million at December 31, 2025 and 2024, respectively.

Registry Deposits

Registry deposits represent amounts on deposit with, or receivable from, various domain name registries to be used by us to make payments for future domain registrations or renewals.

Prepaid Domain Name Registry Fees

Prepaid domain name registry fees primarily represent amounts charged by a registry at the time a domain is registered or renewed. These amounts are amortized to cost of revenue over the same period revenue is recognized for the related domain registration contracts.

Property and Equipment

Property and equipment is stated at cost. Depreciation is recorded over the estimated useful lives of the applicable assets using the straight-line method beginning on the date an asset is placed in service. We regularly evaluate the estimated useful lives to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation.

Property and equipment consisted of the following:

	Estimated Useful Lives	December 31,	
		2025	2024
Computer equipment	3 years	$ 338.1	$ 394.3
Software	3-5 years	104.4	103.2
Land	Indefinite	4.8	4.8
Buildings, including improvements	5-25 years	115.9	113.8
Leasehold improvements	Lesser of useful life or remaining lease term	52.1	62.0
Other	1-20 years	11.0	14.8
Total property and equipment		626.3	692.9
Less: accumulated depreciation and amortization		(480.9)	(536.5)
Property and equipment, net		$ 145.4	$ 156.4

Depreciation and amortization expense related to property and equipment was $41.4 million, $53.2 million and $61.3 million, for the years ended December 31, 2025, 2024 and 2023, respectively.

Property and equipment, net by geography was as follows:

	December 31,	
	2025	2024
U.S.	$ 127.6	$ 133.1
All international	17.8	23.3
	$ 145.4	$ 156.4

No country outside the U.S. represented more than 10% of property and equipment, net in any period presented.

Capitalized Software Costs

We capitalize and amortize certain implementation costs related to cloud computing arrangements as well as costs incurred to develop software for internal-use during the application development phase. Costs related to the design or maintenance of internal-use software are included in technology and development expenses as incurred. We capitalized $13.8 million and $12.8 million of such costs during 2025 and 2024, respectively.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business acquisitions. Indefinite-lived intangible assets consist of the GoDaddy trade names and branding, individual domains within our domain portfolio and certain contractual-based assets. Goodwill and indefinite-lived intangible assets are not amortized to earnings, but are assessed for impairment at least annually. As individual domains are sold, our indefinite-lived domain portfolio intangible asset is reduced by the allocated carrying cost of each domain, which is included in cost of revenue.

Goodwill is assessed for impairment annually during the fourth quarter of each year. We also perform an assessment at other times if events or changes in circumstances indicate the carrying value may not be recoverable. If, based on qualitative analysis, we determine it is more-likely-than-not the fair value of either of our reporting units is less than its carrying amount, a quantitative impairment test is performed. Our qualitative analysis did not indicate impairment of our goodwill during any of the periods presented.

Our indefinite-lived trade names and branding, domain portfolio and contractual-based assets are reviewed for impairment annually during the fourth quarter of each year. We also perform assessments at other times if events or changes in circumstances indicate the carrying amounts of these assets may not be fully recoverable. Any identified impairment losses are treated as permanent reductions in the carrying amounts of the assets. There were no material impairment charges for the periods presented.

Long-Lived and Finite-Lived Intangible Assets

Finite-lived intangible assets are amortized over the following estimated useful lives:

Customer relationships	2-9 years
Developed technology	3-5 years
Trade names and other	3-10 years

Our finite-lived intangible assets are primarily amortized on a straight-line basis. We annually evaluate the estimated remaining useful lives of our intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Long-lived and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows the asset is expected to generate is less than its carrying amount. Any write-downs are treated as permanent reductions in the carrying amount of the respective asset. Our analysis did not indicate impairment during any of the periods presented.

Debt Issuance Costs

We capitalize issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments and amortize such costs using the interest method over the terms of the respective instruments. Debt issuance costs, other than those associated with our revolving credit facility, are reflected as a direct reduction of the carrying amount of the related debt liability. Debt issuance costs related to our revolving credit facility are reflected as an asset.

Derivative Financial Instruments

We are exposed to changes in foreign currency exchange rates, primarily relating to intercompany debt, the net assets of our foreign operations and sales transactions denominated in currencies other than the U.S. dollar, as well as to changes in interest rates as a result of our variable-rate debt. Consequently, we use derivative financial instruments to manage and mitigate such risks. We do not enter into derivative transactions for speculative or trading purposes.

We utilize a variety of derivative instruments and expect that each derivative instrument qualifying for hedge accounting will be highly effective at reducing the risk associated with the exposure being hedged. For each derivative instrument designated as a hedge, we formally document, at inception, the related risk management strategy and objective, including identification of the hedging instrument, the hedged item and the risk of exposure. In addition, we formally assess, both at the inception and at least quarterly thereafter, whether the financial instruments used in the hedging transactions are effective at offsetting changes in either the fair values or cash flows of the relating underlying exposures.

Our derivative instruments are recorded at fair value on a gross basis. For cash flow reporting purposes, proceeds received or amounts paid upon the settlement of a derivative instrument are classified in the same manner as the related item being hedged.

Cash Flow Hedges

We utilize a variety of derivative instruments designated as cash flow hedges:

- foreign exchange forward contracts to hedge certain forecasted sales transactions denominated in foreign currencies;

- cross-currency swaps used to manage variability due to movements in foreign currency exchange rates related to a Euro-denominated intercompany loan; and

- pay-fixed rate, receive-floating rate interest rate swaps to effectively convert portions of our variable-rate debt to fixed.

We reflect unrealized gains or losses on cash flow hedges as components of accumulated other comprehensive income (loss) (AOCI). Gains and losses on these instruments are recorded as a component of AOCI until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from AOCI to earnings within the same line items as the underlying transactions. At inception, and each reporting period, we evaluate the effectiveness of each of our hedges, and all hedges were determined to be effective.

Net Investment Hedges

We use cross-currency swaps to reduce the risk associated with exchange rate fluctuations on our net investments in certain foreign operations. Changes in the fair value of these derivative instruments are recorded in equity as a component of AOCI in the same manner as foreign currency translation adjustments (CTA). We elected to use the spot method to assess effectiveness of these derivatives. Under this method, changes in fair value of the hedging instruments attributed to changes in spot rates are initially recorded in the CTA component of AOCI and will remain there until the hedged net investments are sold or substantially liquidated. Changes in fair value of the hedging instruments other than those due to changes in the spot rate are initially recorded in the CTA component of AOCI and are amortized to interest expense using a systematic and rational method over the instruments' term.

See Note 10 for further discussion of our derivative instruments.

Leases

We lease office and data center space in various locations. We initially recognize and measure contracts containing a lease and determine lease classification at commencement. We have lease agreements with lease and non-lease components and have elected to account for such components as a single lease component. This election is made by class of underlying asset and was elected for our leases of office space, data center space and server equipment.

Right-of-use (ROU) assets and operating lease liabilities are measured based on the estimated present value of lease payments over the lease term. In determining the present value of lease payments, we use our estimated incremental borrowing rate when the rate implicit in the lease cannot be readily determined. The estimated incremental borrowing rate is based upon information available at lease commencement including publicly available data for debt instruments. The lease term includes periods covered by options to extend when it is reasonably certain we will exercise such options as well as periods subsequent to an option to terminate the lease if it is reasonably certain we will not exercise the termination option.

Operating lease costs are recognized on a straight-line basis over the lease term while finance leases result in a front-loaded expense pattern. Variable lease costs, such as management fees, insurance, and common area maintenance, are not included in the measurement of ROU assets and lease liabilities and are expensed as incurred. On our balance sheets, assets and liabilities associated with operating leases are included within operating lease assets, accrued expenses and other current liabilities and operating lease liabilities. Assets and liabilities associated with finance leases are included in property and equipment, net, accrued expenses and other current liabilities and other long-term liabilities.

Equity Investments

We hold investments in privately held equity securities, which are recorded in other assets, with a carrying value of $58.8 million and $53.1 million as of December 31, 2025 and December 31, 2024, respectively.

These securities are recorded at cost and adjusted for observable transactions for same or similar investments of the same issuer or impairment. Investment gains and losses are recorded in other income (expense), net. A security's carrying value is not adjusted if there are no observable price changes in a same or similar security from the same issuer or if there are no identified events or changes in circumstances that may indicate impairment. In determining the estimated fair value of our investments, we utilize the most recent data available to us. We assess our investments for impairment at least quarterly using both qualitative and quantitative factors. If an investment is considered impaired, we recognize an impairment loss and establish a new carrying value for the investment. Our analysis did not indicate impairment or material fair market value adjustments of our investments during the years ended December 31, 2025 and 2024.

Foreign Currency

The functional currency for certain of our foreign subsidiaries is the same as the local currency. Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at period-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing throughout the period. Translation adjustments are included in AOCI, a separate component of equity.

In addition, we recognize foreign currency remeasurement gains and losses related to monetary assets and liabilities denominated in currencies other than the applicable functional currency within other income (expense), net. Such gains and losses were $(6.5) million, $(4.7) million and $(9.6) million during the years ended December 31, 2025, 2024 and 2023, respectively.

Revenue Recognition

Revenue is recognized when control of the promised good or service (product) is transferred to our customers, in an amount reflecting the consideration we expect to be entitled to in exchange for such product.

We typically receive payment at the time of sale, the purpose of which is to provide our customers with a simplified and predictable way of purchasing our products. We have determined that our contracts do not include a significant financing component. Payments received in advance of our performance are initially recorded as deferred revenue and then recognized as revenue on a straight-line basis over the term of the contract. Revenue is recognized net of allowances for returns and applicable transaction-based taxes collected from customers.

Our products, which generally include a refund period, are accounted for as variable consideration when estimating the amount of revenue to recognize. Refunds are estimated at contract inception using the expected value method based on historical refund experience and updated each reporting period as additional information becomes available and only to the extent it is probable a significant reversal of any incremental revenue will not occur. Refunds result in a reduced amount of revenue recognized over the contract term of the applicable product.

Our revenue is categorized as follows:

Applications and Commerce. A&C revenue primarily consists of revenue from sales of products containing proprietary software, notably our website building products, and commerce products including payment processing fees as well as sales of third-party email and productivity solutions such as Microsoft 365. A&C revenue also includes revenue from sales of products, such as website security products, when they are included in bundled offerings of our proprietary software products. Consideration is generally recorded as deferred revenue when received, which is typically at the time of sale, and revenue from most A&C products is recognized ratably over the period in which the performance obligations are satisfied, which is typically over the contract term. Payment processing fee revenue is recognized at the time of the transaction.

Core Platform. Core revenue primarily consists of revenue from sales of domain registrations and renewals, aftermarket domain sales, website hosting and security products when not included in bundled offerings of our proprietary software products. Core revenue also includes revenue from sales of products not containing a software component such as professional web services as well as fee surcharges paid to ICANN. Consideration is generally recorded as deferred revenue when received, which is typically at the time of sale, and revenue from most Core products is recognized ratably over the period in which the performance obligations are satisfied, which is typically over the contract term. Aftermarket domain revenue is recognized at the time when control of the domain is transferred to the buyer.

Disaggregated Revenue

Revenue by major product type was as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Applications and commerce	$ 1,889.0	$ 1,653.0	$ 1,430.4
Core platform: domains	2,310.5	2,152.7	2,018.5
Core platform: other	751.6	767.5	805.2
	$ 4,951.1	$ 4,573.2	$ 4,254.1

No single customer represented over 10% of our total revenue in any period presented.

Revenue by geography is based on the customer's billing address and was as follows:

	Year Ended December 31,		
	2025	2024	2023
U.S.	$ 3,324.3	$ 3,113.4	$ 2,873.0
International	1,626.8	1,459.8	1,381.1
	$ 4,951.1	$ 4,573.2	$ 4,254.1

No country outside the U.S. represented more than 10% of total revenue in any period presented.

See Note 7 for information regarding our deferred revenue.

Performance Obligations

Our contracts with customers may include multiple performance obligations, including a combination of some or all of the following products: domain registrations, website hosting products, website building products, website security products and other cloud-based products. Judgment may be required in determining whether products contain multiple distinct performance obligations that should each be accounted for separately or as one combined performance obligation. Revenue is recognized ratably over the period in which the performance obligations are satisfied, which is generally over the contract term.

For each domain registration or renewal we provide, we have one performance obligation consisting of two promises to ensure that: (1) the customer has the exclusive use of the domain during the applicable registration term and (2) the domain is accessible and appropriately directed to its underlying content. After the contract term expires, unless renewed, the customer can no longer access or use the domain. We have determined these promises are not distinct within our contracts as they are highly interdependent and interrelated and are inputs to a combined benefit. Accordingly, we concluded that each domain registration or renewal represents one product offering and is a single performance obligation.

We may also offer specific arrangements, such as our Websites + Marketing solution, in which we include promises to transfer multiple performance obligations in a single coterminous product offering.

We have determined that generally each of our other products constitutes an individual product offering to our customers, and therefore have concluded that each is a single performance obligation.

For arrangements with multiple performance obligations, we allocate revenue to each distinct performance obligation based on its relative standalone selling price (SSP). We determine SSP based on prices charged to customers for individual products, taking into consideration factors including discounting practices, the size, volume and term length of transactions, and the geographic areas in which our products are sold. Our products with multiple performance obligations often have observable SSP in the form of contractually stated list prices as we commonly sell our products or services separately to similar customers.

Principal versus Agent Considerations

We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products fulfilled by others. The determination of gross or net revenue recognition is reviewed on a product-by-product basis and is dependent on our determination as to whether we act as principal or agent in the transaction. Revenue from sales of certain third party solutions, including Microsoft 365, where we act as a reseller of products provided by others is recorded on a gross basis as we have determined that we control the product before transferring it to the end customer. Revenue from aftermarket domain sales, excluding certain immaterial reseller arrangements, is recorded on a gross basis as we have determined that we take control of the domain before transferring it to the end customer. Commissions paid to resellers are capitalized and amortized to cost of revenue consistent with the pattern of transfer of the products purchased.

Assets Recognized from Contract Costs

Fees paid to various registries at the inception of a domain registration or renewal represent costs to fulfill a contract. We capitalize and amortize these prepaid domain name registry fees to cost of revenue consistent with the pattern of transfer of the product to which the asset relates. Amortization expense of such asset was $837.3 million, $793.1 million and $765.3 million during the years ended December 31, 2025, 2024 and 2023, respectively.

We have no other material capitalized contract costs.

Operating Expenses

Cost of Revenue (excluding depreciation and amortization)

Cost of revenue is primarily the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain registration fees, licensing fees for third-party productivity applications, third-party commissions, and payment processing fees.

Technology and Development

Technology and development expenses represent the costs associated with the creation, development and distribution of our products and services. These expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the data centers and systems infrastructure supporting those products, excluding depreciation expense.

Marketing and Advertising

Marketing and advertising expenses represent the costs associated with attracting and acquiring customers, primarily consisting of fees paid to third parties for marketing and advertising campaigns across a variety of channels. These expenses also include personnel costs and affiliate program commissions.

Advertising costs are expensed either as incurred, at the time a commercial initially airs or when a promotion first appears in the media. Advertising expenses were $273.9 million, $251.9 million and $247.1 million during the years ended December 31, 2025, 2024 and 2023, respectively.

Customer Care

Customer care expenses represent the costs to guide and service our customers, primarily consisting of personnel costs.

General and Administrative

General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent for all locations, all employee travel expenses, acquisition-related expenses and other general costs.

Restructuring and Other

Restructuring and other primarily represents: (i) charges related to the restructuring activities which were undertaken to reduce future operating expenses and improve cash flows through a combination of reductions in force for all years presented as well as the sale of certain assets and liabilities of our hosting business within our Core segment for the year ended December 31, 2023, and (ii) a charge incurred for the year ended December 31, 2023 related to the termination of a revenue sharing agreement.

Equity-Based Compensation

We typically grant restricted stock units (RSUs) with vesting based solely upon the continued service of the recipient and performance-based awards (PSUs) with vesting based on our relative total stockholder return (TSR) as compared to a selected index of public internet companies. We recognize the accounting grant date fair value of equity-based awards as compensation expense over the required service period of each award.

On the settlement date of each three-year performance period associated with our TSR-based PSU grants, and only if a participant remains a Service Provider (as defined in the equity plan applicable to each grant) on such date, a participant will receive shares of our Class A common stock ranging from 0% to 200% of the originally granted PSUs based on our relative TSR as compared to the companies within the selected index. Vesting of the PSUs is subject to the TSR market condition as well as approval of the performance by our board of directors, or a delegated committee, following the end of each performance period.

Equity-based awards are valued using the fair value method, which for RSUs is the fair market value of the underlying common stock on the grant date. The fair value of shares issued under our employee stock purchase plan is estimated on the first day of each offering period using the Black-Scholes option pricing model.

We estimate the grant-date fair value of the TSR-based PSUs using a Monte Carlo simulation which requires assumptions for expected volatility, risk-free rate of return and dividend yield. Expected volatilities for GoDaddy and the companies within the index are derived using historical volatilities over a period equal to the length of the performance period. We base the risk-free rate of return on the yield of a zero-coupon U.S. Treasury bond with a maturity equal to the performance period, and assume a 0% dividend rate. Equity-based compensation expense for these PSUs is recognized over the requisite service period, regardless of whether the TSR market condition is satisfied.

We utilize an estimated forfeiture rate in our equity-based compensation expense calculations, which is based on an analysis of historical data. The cumulative effect of any changes to the forfeiture rate is recognized in the period in which the estimate is changed.

Income Taxes

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets (DTAs) and liabilities (DTLs) for the expected future tax consequences of events included in the financial statements. Under this method, we determine DTAs and DTLs on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on DTAs and DTLs is recognized in the period in which the enactment date occurs.

We recognize DTAs to the extent we believe these assets are more-likely-than-not to be realized. In evaluating our ability to realize our DTAs, in full or in part, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, prudent and feasible tax planning strategies and recent results of operations.

We record uncertain tax positions on the basis of a two-step process in which: (i) we determine whether it is more-likely-than-not the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions meeting the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Interest and penalties related to income taxes are included in benefit (provision) for income taxes.

In December 2023, the FASB issued guidance to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this guidance require additional disclosures about income taxes, primarily focused on the disclosure of income taxes paid and the rate reconciliation table. We prospectively adopted this guidance for the year ended December 31, 2025. See Note 15 for additional disclosures, including a reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate and federal and foreign cash taxes paid.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The framework for measuring fair value provides a three-tier hierarchy prioritizing inputs to valuation techniques used in measuring fair value as follows:

Level 1— Observable inputs such as quoted prices for identical assets or liabilities in active markets;

Level 2— Inputs, other than quoted prices for identical assets or liabilities in active markets, which are observable either directly or indirectly; and

Level 3— Unobservable inputs in which there is little or no market data requiring the reporting entity to develop its own assumptions.

We hold certain assets and liabilities required to be measured at fair value on a recurring basis. These include time deposits and notice deposits, which we classify within Level 1 because we use quoted market prices to determine their fair value. Level 2 assets and liabilities include commercial paper and derivative financial instruments associated with hedging activity, as further discussed in Note 10. Derivative financial instruments are measured at fair value on the contract date and are subsequently remeasured each reporting period using inputs such as spot rates, discount rates and forward rates. There are no active markets for the commercial paper or hedge contracts themselves; however, the inputs used to calculate the fair value of the instruments are tied to active markets.

The following tables set forth our material assets and liabilities measured and recorded at fair value on a recurring basis:

| | December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents:				
Commercial paper	$ —	$ 208.9	$ —	$ 208.9
Time deposits	100.0	—	—	100.0
Notice deposits	250.0	—	—	250.0
Derivative assets	—	49.2	—	49.2
Total assets	$ 350.0	$ 258.1	$ —	$ 608.1
Liabilities:				
Derivative liabilities	$ —	$ 136.0	$ —	$ 136.0

| | December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents:				
Commercial paper	$ —	$ 134.5	$ —	$ 134.5
Time deposits	144.9	—	—	144.9
Notice deposits	140.0	—	—	140.0
Derivative assets	—	172.7	—	172.7
Total assets	$ 284.9	$ 307.2	$ —	$ 592.1

We have no other material assets or liabilities measured at fair value on a recurring basis.

Concentrations of Risks

Our financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Although we deposit cash with multiple banks, these deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and bear minimal risk.

No single customer represented over 10% of our total revenue for any period presented.

In order to reduce the risk of downtime of the products we provide, we have established data centers in various geographic regions. We have internal procedures to restore products in the event of a service disruption or disaster at any of our data center facilities. We serve our customers and users from data center facilities operated either by us or third parties, which are most significantly located in Arizona, Virginia, Singapore and France. Even with these procedures for disaster recovery in place, the availability of our products could be significantly interrupted during the implementation of restoration procedures.

Recent Accounting Pronouncements

In November 2024, the FASB issued guidance requiring public business entities to disaggregate disclosure of income statement expenses. The guidance does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories within the footnotes to the financial statements. This update is effective for our 2027 fiscal year and interim periods in fiscal year 2028, with early adoption permitted. We are currently evaluating our timing for adoption and the impact on our future disclosures.

In September 2025, the FASB issued guidance that modernizes the recognition and disclosure framework for internal-use software costs, removing the previous "development stage" model and introducing a more judgment-based approach. Under the new guidance, capitalization begins when management authorizes and commits to funding a project and it is probable the project will be completed and used as intended. This update is effective for our 2028 fiscal year and interim periods within, with early adoption permitted. We are currently evaluating our timing for adoption and the impact on our financial statements.

In November 2025, the FASB issued guidance which includes amendments to more closely align hedge accounting with the economics of an entity's risk management activities. The amendments are effective for our 2027 fiscal year and interim periods within, with early adoption permitted, and are required to be applied prospectively. We are currently evaluating our timing for adoption and the impact on our financial statements and related disclosures.

3.   Goodwill and Intangible Assets

The following table summarizes changes in our goodwill balance by segment:

	A&C	Core	Total
Balance at December 31, 2023	$ 1,513.6	$ 2,055.7	$ 3,569.3
Impact of foreign currency translation	(20.5)	(28.2)	(48.7)
Less: goodwill related to disposition of businesses	—	(1.7)	(1.7)
Balance at December 31, 2024	1,493.1	2,025.8	3,518.9
Impact of foreign currency translation	48.0	66.4	114.4
Balance at December 31, 2025	$ 1,541.1	$ 2,092.2	$ 3,633.3

Intangible assets, net are summarized as follows:

	December 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:			
Trade names and branding	$ 445.0	n/a	$ 445.0
Domain portfolio	217.4	n/a	217.4
Contractual-based assets	292.7	n/a	292.7
Finite-lived intangible assets:			
Customer-related	430.5	$ (417.5)	13.0
Developed technology	241.2	(238.8)	2.4
Trade names and other	100.3	(84.5)	15.8
	$ 1,727.1	$ (740.8)	$ 986.3

	December 31, 2024		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:			
Trade names and branding	$ 445.0	n/a	$ 445.0
Domain portfolio	220.5	n/a	220.5
Contractual-based assets	292.7	n/a	292.7
Finite-lived intangible assets:			
Customer-related	394.2	$ (340.8)	53.4
Developed technology	235.1	(215.9)	19.2
Trade names and other	93.2	(68.2)	25.0
	$ 1,680.7	$ (624.9)	$ 1,055.8

Amortization expense was $71.7 million, $78.5 million and $104.9 million during the years ended December 31, 2025, 2024 and 2023, respectively. As of December 31, 2025, the weighted-average remaining amortization period for amortizable intangible assets was 6 months for customer-related intangible assets, 4 months for developed technology and 27 months for trade names and other, and was 17 months in total.

Based on the balance of finite-lived intangible assets as of December 31, 2025, expected future amortization expense is as follows:

Year Ending December 31:	
2026	$ 23.7
2027	4.3
2028	1.9
2029	1.3
	$ 31.2

4. Stockholders' Equity

Share Repurchases

Our board of directors authorized a stock repurchase program, which commenced in May 2021, and subsequently, in January 2022 and August 2023, our board of directors increased authorization for an aggregate total authorization of $4.0 billion through 2025. In April 2025, our board of directors approved the repurchase of up to an additional $3.0 billion of our Class A common stock through the end of 2027. Shares may be repurchased in open market purchases, block transactions and privately negotiated transactions, in accordance with applicable federal securities laws. This authorization does not obligate us to make any repurchases and may be modified, suspended or terminated by us at any time without prior notice.

In the years ended December 31, 2025 and 2024, we entered into accelerated share repurchase agreements (ASRs) to repurchase shares of our Class A common stock, pursuant to which, we made upfront payments totaling $767.4 million and $245.0 million, respectively. The total number of shares delivered under each ASR, and therefore the average purchase price paid per share, were determined based on the volume weighted-average price of our stock during the applicable purchase period less an agreed upon discount and subject to a cap. The ASRs were completed in each respective year. During 2025, we repurchased a total of 4.4 million shares of Class A common stock with a weighted average price of $176.02 per share. During 2024, we repurchased a total of 1.4 million shares of Class A common stock for $188.9 million at an average price of $139.65 per share, and a partial repayment of the upfront payment resulting from the cap, in the amount of $56.1 million in cash. The shares received were retired at the time of delivery and the upfront payment was accounted for as an increase in accumulated deficit. The ASRs were forward contracts indexed to our Class A common stock and met all of the applicable criteria for equity classification, therefore, the ASRs were not accounted for as derivative instruments.

In addition to the ASRs discussed above, we also made the following open market repurchases of our Class A common stock, which were retired upon repurchase (shares in thousands):

Year Ended December 31,	Number of Shares Repurchased	Aggregate Purchase Price[1]
2025	5,861	$ 834.8
2024	3,826	$ 479.2
2023	17,356	$ 1,264.4

(1) The aggregate purchase price includes commissions paid in connection with the repurchases.

As of December 31, 2025, we had $2,165.2 million of remaining authorization available for share repurchases.

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,	
	2025	2024
Derivative assets	$ 49.2	$ 172.7
Prepaid software and maintenance expenses	36.8	33.2
Usage-based prepaid expenses[1]	16.4	20.2
Other	18.4	19.1
	$ 120.8	$ 245.2

(1) Usage-based prepaid expenses include various cost of sales, marketing, rent and other prepaid commitments that are amortized as the funds are utilized.

6. Equity-Based Compensation Plans

Equity Plans

On June 6, 2024, our stockholders approved the adoption of the GoDaddy Inc. 2024 Omnibus Incentive Plan (the 2024 Plan), which replaced our 2015 Equity Incentive Plan on a prospective basis. As of December 31, 2025, 7,525 shares were available for issuance as future awards under the plan.

On June 6, 2024, our stockholders also approved the adoption of the GoDaddy Inc. 2024 Employee Stock Purchase Plan (the 2024 ESPP), which replaced the 2015 Employee Stock Purchase Plan on a prospective basis. As of December 31, 2025, 4,020 shares were available for issuance as future awards under the plan.

Equity Plan Activity

We have not granted stock options since 2020. The following table summarizes activity of historically granted stock options:

	Number of Shares of Class A Common Stock (#)	Weighted-Average Exercise Price ($)	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value ($)
Outstanding at December 31, 2022	1,426	44.38		
Exercised	(557)	35.23		26.1
Forfeited	(24)	72.28		
Outstanding at December 31, 2023	845	49.60		
Exercised	(199)	34.46		20.8
Forfeited	(1)	17.24		
Outstanding at December 31, 2024	645	54.28		
Exercised	(298)	43.43		35.3
Outstanding and vested at December 31, 2025	347	63.61	3.3	40.5

The following table summarizes stock award activity:

	Number of Shares of Class A Common Stock (#)
Outstanding at December 31, 2022	7,632
Granted: RSUs	3,484
Granted: TSR-based PSUs	265
TSR-based PSU achievement above target	91
Vested	(4,215)
Forfeited	(1,000)
Outstanding at December 31, 2023[1]	6,257
Granted: RSUs	2,673
Granted: TSR-based PSUs	212
TSR-based PSU achievement above target	230
Vested	(3,781)
Forfeited	(636)
Outstanding at December 31, 2024[1]	4,955
Granted: RSUs	1,489
Granted: TSR-based PSUs	150
TSR-based PSU achievement above target	210
Vested	(3,221)
Forfeited	(519)
Outstanding at December 31, 2025[1]	3,064

(1) The balance of outstanding awards consisted of the following:

	Number of Shares of Class A Common Stock (#)	Weighted Average Fair Value Per Share ($)
RSUs	5,531	79.14
TSR-based PSUs	701	119.28
Financial-based PSUs granted for accounting purposes	25	77.23
Outstanding at December 31, 2023	6,257	
RSUs	4,304	97.30
TSR-based PSUs	651	142.30
Outstanding at December 31, 2024	4,955	
RSUs	2,575	135.26
TSR-based PSUs	489	172.34
Outstanding at December 31, 2025	3,064	

As of December 31, 2025, total unrecognized compensation expense related to non-vested equity grants was $314.9 million with an expected remaining weighted-average recognition period of approximately 1.6 years.

7. Deferred Revenue

Deferred revenue consisted of the following:

	December 31,	
	2025	**2024**
Current:		
Applications and Commerce	$ 875.2	$ 783.2
Core Platform	1,509.0	1,439.1
	$ 2,384.2	$ 2,222.3
Noncurrent:		
Applications and Commerce	$ 217.8	$ 197.0
Core Platform	717.1	686.2
	$ 934.9	$ 883.2

The increase in deferred revenue is primarily driven by payments received in advance of satisfying our performance obligations, offset by $2,367.0 million of revenue recognized during 2025 that was included in the deferred revenue balance as of December 31, 2024. Deferred revenue as of December 31, 2025 represents our aggregate remaining performance obligations that will be recognized as revenue over the period in which the performance obligations are expected to be satisfied, as follows:

	2026	**2027**	**2028**	**2029**	**2030**	**Thereafter**	**Total**
Applications and Commerce	$ 875.2	$ 154.3	$ 48.7	$ 8.7	$ 3.5	$ 2.6	$ 1,093.0
Core Platform	1,509.0	401.6	143.6	70.1	38.6	63.2	2,226.1
	$ 2,384.2	$ 555.9	$ 192.3	$ 78.8	$ 42.1	$ 65.8	$ 3,319.1

8. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,	
	2025	**2024**
Derivative liabilities	$ 136.0	$ —
Accrued payroll and employee benefits	135.9	146.0
Tax-related accruals	84.6	66.9
Accrued hosting and software licenses	34.1	17.8
Accrued legal and professional	32.1	35.3
Current portion of operating lease liabilities	20.3	23.0
Other	85.7	89.6
	$ 528.7	$ 378.6

9. **Long-Term Debt**

Long-term debt consisted of the following:

	Maturity Date	December 31,	
		2025	2024
2029 Term Loans (effective interest rate of 6.6% at December 31, 2025 and 7.6% at December 31, 2024)	November 10, 2029	$ 1,444.2	$ 1,458.9
2031 Term Loans (effective interest rate of 6.2% at December 31, 2025 and 7.2% at December 31, 2024)	May 31, 2031	985.0	995.0
2027 Senior Notes (effective interest rate of 5.5% at December 31, 2025 and 5.4% at December 31, 2024)	December 1, 2027	600.0	600.0
2029 Senior Notes (effective interest rate of 3.6% at December 31, 2025 and 3.6% at December 31, 2024)	March 1, 2029	800.0	800.0
Revolver	November 10, 2027	—	—
Total		3,829.2	3,853.9
Less: unamortized original issue discount and debt issuance costs[1]		(48.9)	(58.9)
Less: current portion of long-term debt		(15.1)	(15.9)
		$ 3,765.2	$ 3,779.1

_____

(1) Original issue discount and debt issuance costs are amortized to interest expense over the life of the related debt instruments using the interest method.

Credit Facility

Our secured credit agreement (the Credit Facility) includes two tranches of term loans (the 2029 Term Loans and the 2031 Term Loans), both of which were refinanced in 2024. The refinancing of the 2031 term loans replaced and extended the maturity of our previously issued term loans maturing in 2027, as described below, and a revolving credit facility (the Revolver). A portion of the term loans is hedged by interest rate swap agreements, as discussed in Note 10.

The 2031 Term Loans were originally issued in 2020 in an aggregate principal amount of $750.0 million with a 0.5% original issue discount. In May 2024, we entered into an amendment to the Credit Facility to provide for a new tranche of term loans maturing in 2031, the proceeds of which were used to refinance and extend the maturity of our 2027 Term Loans to 2031 and repay a portion of our 2029 Term Loans, as defined below. Pursuant to this amendment, the amortization rate for the 2031 Term Loans is 1.00% per annum and the 2031 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are SOFR loans and (ii) 0.75% for the term loans that are ABR loans.

In January 2024, we entered into an amendment to the Credit Facility to provide for a new tranche of term loans maturing in 2029, the proceeds of which were used to refinance our existing term 2029 Term Loans at a lower interest margin. In May 2024, in conjunction with the amendment to the Credit Facility described above, we repaid $278.1 million of our 2029 Term Loans. In December 2024, we entered into an amendment to the Credit Facility to provide for a new $1,462.5 million tranche of term loans maturing in 2029. Pursuant to this amendment, the amortization rate for the 2029 Term Loans is 1.00% per annum and the 2029 Term Loans were issued at an applicable margin of (i) 1.75% for the term loans that are SOFR loans and (ii) 0.75% for the term loans that are ABR loans.

The borrowing capacity under our Revolver is $1.0 billion, which is reduced by any outstanding letters of credit. The Revolver bears interest at a rate equal to, at our option, either (i) SOFR for the applicable interest period plus a margin ranging from 1.25% to 1.75% per annum or (ii) the highest of (a) the Federal Funds Rate plus 0.5%, (b) the Prime Rate or (c) SOFR for an interest period of one month plus 1.0% plus a margin ranging from 0.25% to 0.75% per annum, with the margins determined based on our first lien secured leverage ratio. The Revolver also contains a financial covenant requiring us to maintain a leverage ratio of 5.75:1.00 when our usage exceeds 40.0% of the maximum capacity. This ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated EBITDA (as defined in the Credit Facility). At December 31, 2025, we had $998.6 million available for borrowing under the Revolver.

All SOFR-based interest rates under the Credit Facility are subject to a 0.0% floor.

Principal payments comprising 0.25% of the initial principal balances of the term loans are due quarterly. In addition to paying interest on the outstanding principal under the term loans, we are required to pay a commitment fee ranging from 0.125% to 0.375% per annum for any unutilized commitments under the Revolver, with the applicable fee determined based on our first lien secured leverage ratio.

Significant terms of the Credit Facility are as follows:

- we are required to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, insurance or condemnation proceeds and proceeds from the incurrence of certain debt;

- we are restricted by certain covenants, including, among other things, limitations on our ability to incur additional indebtedness, sell assets, incur additional liens, make certain fundamental changes, pay distributions and make certain investments; and

- subject to certain exceptions and exclusions, all obligations are unconditionally guaranteed by all of our wholly-owned, material domestic subsidiaries and are secured by substantially all of our and such subsidiaries real and personal property.

Senior Notes

In June 2019, we issued the 2027 Senior Notes in an aggregate principal amount of $600.0 million in a private placement offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2027 Senior Notes were issued at par and bear interest at 5.25% per annum, with interest payable semiannually on June 1 and December 1. The aggregate principal amount outstanding is payable at maturity, subject to earlier repurchase or optional redemption as described below.

The 2027 Senior Notes are redeemable at our option, in whole or in part, at an amount equal to 100.0% of the principal amount, plus accrued and unpaid interest. Upon the occurrence of a change of control, we are required to offer to repurchase the 2027 Senior Notes from the holders at a price equal to 101.0% of the principal amount, plus accrued and unpaid interest.

In February 2021, we issued the 2029 Senior Notes in an aggregate principal amount of $800.0 million in a private placement offering to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2029 Senior Notes were issued at par and bear interest at 3.5% per annum, payable annually on March 1 and September 1. The aggregate principal is payable at maturity, subject to earlier repurchase or optional redemption as described below.

We may redeem the 2029 Senior Notes, in whole or in part, at an amount equal to 100.875% of the principal amount, decreasing to 100.0% at March 1, 2026, plus accrued and unpaid interest. Upon the occurrence of a change of control, we are required to offer to repurchase the Senior Notes from the holders at a price equal to 101.0% of the principal amount, plus accrued and unpaid interest.

Significant terms of the 2027 Senior Notes and 2029 Senior Notes are as follows:

- they are subordinated to our existing secured debt, including the Credit Facility, and any future secured debt we may issue;

- all obligations are unconditionally guaranteed by all of our material domestic subsidiaries;

- we are restricted by certain covenants, including limitations on our ability to incur additional indebtedness, incur additional liens, consolidate with or merge with or into another entity and sell substantially all of our assets; and

- certain covenants may be suspended if we are able to obtain and maintain investment grade ratings and no event of default has occurred.

Fair Value

The estimated fair values of our long-term debt instruments are based on observable market prices for these instruments, which are traded in less active markets and therefore classified as Level 2 fair value measurements, and were as follows as of December 31, 2025:

2029 Term Loans	$	1,447.8
2031 Term Loans	$	988.1
2027 Senior Notes	$	601.3
2029 Senior Notes	$	767.5

Future Debt Maturities

Aggregate principal payments, exclusive of any unamortized original issue discount and debt issuance costs, due on long-term debt as of December 31, 2025 were as follows:

Year Ending December 31:		
2026	$	24.6
2027		624.6
2028		24.6
2029		2,210.3
2030		10.0
Thereafter		935.1
	$	3,829.2

10.   Derivatives and Hedging

We are exposed to changes in foreign currency exchange rates, primarily relating to intercompany debt and certain forecasted sales transactions denominated in currencies other than the U.S. dollar, as well as to changes in interest rates as a result of our variable-rate debt. Consequently, we use derivative financial instruments to manage and mitigate such risk. We do not enter into derivative transactions for speculative or trading purposes.

We utilize the following derivative instruments designated as cash flow hedges:

- foreign exchange forward contracts to hedge certain forecasted sales transactions denominated in foreign currencies;

- cross-currency swaps used to manage variability due to movements in foreign currency exchange rates related to a Euro-denominated intercompany loan; and

- pay-fixed rate, receive-floating rate interest rate swaps to effectively convert portions of our variable-rate debt to fixed.

We also utilize cross-currency swaps designated as net investment hedges to mitigate the risk associated with exchange rate fluctuations on our net investment in certain foreign operations.

The following table summarizes our outstanding derivative instruments on a gross basis, all of which are considered Level 2 financial instruments:

	Notional Amount		Fair Value of Derivative Assets[2]		Fair Value of Derivative Liabilities[2]	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Cash flow hedges						
Foreign exchange forward contracts	$ 1,064.2	$ 946.3	$ 0.7	$ 33.2	$ 22.6	$ —
Cross-currency swaps[1]	584.1	520.4	—	12.5	49.7	—
Interest rate swaps	1,918.2	1,939.0	48.5	111.0	—	—
Net investment hedges:						
Cross-currency swaps[1]	748.6	667.0	—	16.0	63.7	—
Total hedges	$ 4,315.1	$ 4,072.7	$ 49.2	$ 172.7	$ 136.0	$ —

(1) The notional values of the cross-currency swap have been translated from Euros to U.S. dollars at the foreign currency rates in effect at December 31, 2025 and 2024 of approximately 1.17 and 1.04, respectively.
(2) In our balance sheets, all derivative assets are recorded within prepaid expenses and other current assets and all derivative liabilities are recorded within accrued expenses and other current liabilities.

The following table summarizes the effect of our hedging relationships on AOCI:

	Unrealized Gains (Losses) Recognized in Other Comprehensive Income (Loss)		
	Year Ended December 31,		
	2025	2024	2023
Cash flow hedges:			
Foreign exchange forward contracts[1]	$ (61.5)	$ 42.1	$ (29.8)
Cross-currency swap	7.4	(8.3)	(12.8)
Interest rate swap	(63.0)	(16.7)	(46.3)
Net investment hedges:			
Cross-currency swaps	(80.3)	33.8	(38.1)
Total hedges	$ (197.4)	$ 50.9	$ (127.0)

(1) Amounts include gains and losses realized upon contract settlement but not yet recognized into earnings from AOCI.

The following table summarizes the locations and amounts of gains (losses) recognized within earnings related to our hedging relationships:

| | Year Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
	Revenue	Interest Expense	Other Income (Expense), Net	Revenue	Interest Expense	Other Income (Expense), Net	Revenue	Interest Expense	Other Income (Expense), Net
Cash flow hedges:									
Foreign exchange forward contracts:									
Reclassified from AOCI into income	$ 1.3	$ —	$ —	$ 3.9	$ —	$ —	$ 16.3	$ —	$ —
Cross-currency swaps:									
Reclassified from AOCI into income[1]	—	8.7	(69.9)	—	9.7	34.5	—	9.6	(17.0)
Interest rate swaps:									
Reclassified from AOCI into income	—	50.2	—	—	69.7	—	—	66.4	—
Net investment hedges:									
Cross-currency swaps:									
Reclassified from AOCI into income	—	11.3	—	—	12.6	—	—	12.5	—
Total hedges	$ 1.3	$ 70.2	$ (69.9)	$ 3.9	$ 92.0	$ 34.5	$ 16.3	$ 88.5	$ (17.0)

(1) The amounts reflected in other income (expense), net include $68.9 million, $(34.7) million and $16.8 million reclassified from AOCI to offset the earnings impact of the remeasurement of the Euro-denominated intercompany loan hedged by the cross-currency swap during the years ended December 31, 2025, 2024 and 2023, respectively.

As of December 31, 2025, we estimate that $54.0 million of net deferred gains related to our designated hedges will be recognized in earnings over the next 12 months. No amounts have been excluded from our hedge effectiveness testing.

Risk Management Strategies

Foreign Exchange Forward Contracts

From time-to-time, we may enter into foreign exchange forward contracts with financial institutions to hedge certain forecasted sales transactions denominated in foreign currencies. We designate these forward contracts as cash flow hedges, which are recognized as either assets or liabilities at fair value. At December 31, 2025, all such contracts had maturities of 24 months or less.

Cross-Currency Swaps

In April 2017, in order to manage variability due to movements in foreign currency rates related to a Euro-denominated intercompany loan, we entered into five-year cross-currency swaps. In March 2022, we entered into a transaction to extend the maturity of these swaps to August 31, 2027. We and the existing counterparties executed cancellation agreements to terminate all rights, obligations and liabilities associated with the original swaps. On the modification date, the existing cash flow hedging relationships were de-designated and new hedging relationships incorporating the terms of the new swaps (the 2022 Cross-Currency Swaps) were designated as either cash flow hedging relationships or net investment hedging relationships. The 2022 Cross-Currency Swaps had an aggregate amortizing notional amount of €1,184.2 million at inception (approximately $1,262.5 million). The swaps designated as cash flow hedging relationships convert the 3.00% fixed rate Euro-denominated interest and principal receipts on the intercompany loan into U.S. dollar interest and principal receipts at a fixed rate of 4.81%. The swaps designated as net investment hedging relationships hedge the foreign currency exposure of our net investment in certain Euro denominated functional currency subsidiaries. Pursuant to the contracts, the Euro notional value will be exchanged for the U.S. dollar notional value at maturity.

Interest Rate Swaps

In April 2017, we entered into a five-year pay-fixed rate, receive-floating rate interest rate swap arrangement to effectively convert a portion of the variable-rate borrowings under the previously issued term loans maturing in 2024, which were refinanced with the 2029 Term Loans, to a fixed rate of 5.44%. In 2022, we entered into a transaction to extend the maturity of the swaps to August 31, 2027. We and the existing counterparties executed cancellation agreements to terminate all rights, obligations and liabilities associated with the original swaps. On the modification date, the existing cash flow hedging relationships were de-designated and new hedging relationships incorporating the terms of the new interest rate swaps (the 2022 Interest Rate Swaps) were designated. The SOFR-based 2022 Interest Rate Swaps, which had an amortizing notional amount of $1,262.5 million at inception, serve to convert a portion of the variable-rate borrowings under the 2029 Term Loans to a fixed rate of 4.81%.

In August 2020, in conjunction with the issuance of the 2027 Term Loans, we entered into seven-year pay-fixed rate, receive-floating rate interest rate swaps to effectively convert the variable one-month LIBOR interest rate on the 2027 Term Loans borrowings to a fixed rate of 0.705%. These interest rate swaps, which mature on August 10, 2027, had an aggregate notional amount of $750.0 million at inception. In May 2023, in conjunction with a concurrent Credit Facility amendment, we terminated these swaps and entered into new SOFR-based interest rate swaps with a fixed rate of 0.672%. This modification impacted no critical terms other than the reference rate change from LIBOR to SOFR and thus had no impact on our hedging relationships or financial statements.

The objective of these arrangements, which are designated as cash flow hedges and recognized as assets or liabilities at fair value, is to manage the variability of cash flows in the interest payments related to the portion of the variable-rate debt designated as being hedged. The unrealized gains and losses on the swaps are included in AOCI and will be recognized in earnings within or against interest expense when the hedged interest payments are accrued each month.

11.   Leases

Our operating leases primarily consist of office and data center space expiring at various dates through October 2034. Certain leases include options to renew or terminate at our discretion. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2025, operating leases have a remaining weighted-average lease term of 6.0 years and our operating lease liabilities were measured using a weighted-average discount rate of 5.3%.

The components of operating lease expense were as follows:

	Year Ended December 31,		
	2025	2024	2023
Operating lease costs	$ 24.3	$ 27.0	$ 36.8
Variable lease costs	9.9	14.7	14.7
Sublease income	(8.0)	(9.7)	(14.2)
Total net lease cost	$ 26.2	$ 32.0	$ 37.3

Maturities of operating lease liabilities as of December 31, 2025 were as follows:

Year Ending December 31:	
2026	$ 24.1
2027	17.3
2028	11.4
2029	10.0
2030	8.0
Thereafter	25.0
Total lease payments	95.8
Less: imputed interest	(13.5)
Total operating lease liabilities	$ 82.3

12. Commitments and Contingencies

Service Agreements

We have entered into long-term agreements with certain vendors to provide for software and equipment maintenance, specified levels of bandwidth and other services. Under these arrangements, we are required to make periodic payments. Future minimum obligations under these non-cancelable agreements with initial terms in excess of one year at December 31, 2025 are as follows:

Year Ending December 31:

2026	$	529.0
2027		546.1
2028		406.6
2029		14.0
2030		2.3
Thereafter		3.8
	$	1,501.8

Litigation

From time-to-time, we are a party to litigation and subject to claims, suits, regulatory and government investigations, other proceedings and consent decrees in the ordinary course of business, including intellectual property claims, putative and certified class actions, commercial and consumer protection claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and reasonably estimable.

On November 7, 2025, a jury in the U.S. District Court for the District of Delaware returned a verdict finding that we infringed two web technology patents owned by Express Mobile, Inc. We have challenged the verdict through post-trial motions and the Plaintiff has moved for interest and enhancement of the damages, as well as interest on the amount of the verdict. We believe that we have valid arguments in support of these post-trial motions and intend to vigorously pursue post-trial and appellate remedies. Because of the current stage of the proceedings, including the absence of a final, non-appealable decision, we have determined that it is not probable that a liability has been incurred, and therefore, no liability was recognized as of December 31, 2025. While the outcome is uncertain, we currently estimate that it is reasonably possible that our loss exposure in this matter could range from zero to $170.0 million.

On June 13, 2019, we entered into an agreement in principle to settle the class action complaint, *Jason Bennett v. GoDaddy.com, LLC* (Case No. 2:16-cv-03908-DLR) (D. Ariz.), filed on June 20, 2016. The complaint alleges a violation of the Telephone Consumer Protection Act of 1991 (the TCPA). On September 23, 2019, the parties fully executed a written settlement agreement. On December 16, 2019, we amended the settlement agreement to include two additional putative class action cases, which also alleged violations of the TCPA: *John Herrick v. GoDaddy.com, LLC* (Case No. 2:16-cv-00254 (D. Ariz.), appeal pending 18-16048 (9th Cir.)) and *Susan Drazen v. GoDaddy.com, LLC* (Case No 19-cv-00563) (S.D. Ala.). In 2019, we recorded an $18.1 million charge to general and administrative expense, representing our original estimated loss provision for this settlement.

Under the terms of the final settlement agreement, we made available a total of up to $35.0 million to pay: (i) class members, at their election, either a cash settlement or a credit to be used for future purchases of products from us; (ii) an incentive payment to the class representatives; (iii) notice and administration costs in connection with the settlement; and (iv) attorneys' fees to legal counsel representing the class.

On May 26, 2020, at the direction of the S.D. Ala. Court, the parties executed an amended settlement agreement to remove John Herrick as a class representative. On June 9, 2020, the court granted preliminary approval of the final settlement agreement. The court's order also set October 7, 2020 as the deadline for class members to submit claims, and the actual number of claims made by class members through the October 7, 2020 deadline was lower than our original estimates.

On December 23, 2020, the court issued a final judgment and order approving the class settlement, which reduced the attorneys' fees to be paid to legal counsel representing the class and denied the plaintiffs' request for an incentive payment. Additionally, the actual notice and administration costs were lower than originally estimated.

As a result of the above developments, we reduced our estimated loss provision for this settlement to $8.1 million.

On January 19, 2021, a single objector to the settlement filed a notice of appeal to the 11th Circuit Court of Appeals. On July 27, 2022, the 11th Circuit vacated the settlement approval order and remanded the case for further action due to standing issues among the class members. On August 18, 2022, the plaintiffs filed a petition for a rehearing before the 11th Circuit. On December 7, 2022, the 11th Circuit was notified of the death of one of the plaintiffs, Jason Bennett. On March 13, 2023, the 11th Circuit granted the plaintiffs' petition for a rehearing before the 11th Circuit; the rehearing occurred on June 13, 2023. On July 24, 2023, the en banc 11th Circuit reversed the 11th Circuit's July 27, 2022 decision and remanded the appeal to the 11th Circuit for further action.

On May 13, 2024, the 11th Circuit vacated the final approval of the class settlement and remanded the case to the district court for further proceedings. On September 19, 2024, the district court interpreted the 11th Circuit's mandate as vacating only the district court's decision to award attorneys' fees and ordered the plaintiffs to file a new motion for attorneys' fees. On January 9, 2025, we issued a notice of termination of the class settlement and on January 28, 2025, the plaintiffs filed a motion to enforce the settlement agreement. A hearing on the plaintiffs' renewed motion for attorneys' fees and the district court's interpretation of the mandate occurred on January 31, 2025. On February 6, 2025, the district court denied the plaintiffs' motions for attorneys' fees and to enforce the settlement agreement. On April 21, 2025, plaintiffs filed their petition for permission to appeal to the 11th Circuit, which was granted on September 30, 2025. Given the pending nature of the resolution of this and related cases, we have not adjusted our estimated loss provision for this settlement as of December 31, 2025.

We have denied and continue to deny the allegations in the complaints. Nothing in the terminated settlement agreement shall be deemed to assign or reflect any admission of fault, wrongdoing or liability, or of the appropriateness of a class action in such litigation. Our legal fees associated with this matter have been recorded to general and administrative expense as incurred and were not material.

The amounts currently accrued for other matters are not material. While the results of such normal course claims and legal proceedings, regardless of the underlying nature of the claims, cannot be predicted with certainty, management believes, based on current knowledge and the likely timing of resolution of various matters, any additional reasonably possible potential losses above the amounts accrued for such matters would not be material. However, the outcomes of claims, legal proceedings or investigations are inherently unpredictable and subject to uncertainty, and may have an adverse effect on us because of defense costs, diversion of management resources and other factors that are not known to us or cannot be quantified at this time. We may also receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained. The final outcome of any current or future claims or lawsuits could adversely affect our business, financial condition or results of operations. We periodically evaluate developments in our legal matters that could affect the amount of liability that has been previously accrued or the reasonably possible losses that we have disclosed, and make adjustments as appropriate.

Indemnifications

In the normal course of business, we have made indemnities under which we may be required to make payments in relation to certain transactions, including to our directors and officers to the maximum extent permitted under applicable state laws and indemnifications related to certain lease agreements. In addition, certain advertiser and reseller partner agreements contain indemnification provisions, which are generally consistent with those prevalent in the industry. We have not incurred material obligations under indemnification provisions historically, and do not expect to incur material obligations in the future. Accordingly, we have not recorded any liabilities related to such indemnities as of December 31, 2025 and 2024.

We include service level commitments to our customers guaranteeing certain levels of uptime reliability and performance for our hosting and premium DNS products. These guarantees permit those customers to receive credits in the event we fail to meet those levels, with exceptions for certain service interruptions including but not limited to periodic maintenance. We have not incurred any material costs as a result of such commitments during any of the periods presented, and have not recorded any liabilities related to such obligations as of December 31, 2025 and 2024.

Indirect Taxes

We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws, rules and regulations attempting to subject communications and commerce conducted over the internet to various indirect taxes are becoming more prevalent, both in the U.S. and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are complex and subject to change. We may be audited in the future, which could result in changes to our indirect tax estimates. We continually evaluate those jurisdictions in which nexus exists, and believe we maintain adequate indirect tax accruals.

As of December 31, 2025 and 2024, our accrual for estimated indirect tax liabilities was $31.0 million and $31.5 million, respectively, reflecting our best estimate of the probable liability based on an analysis of our business activities, revenues subject to indirect taxes and applicable regulations. Although we believe our indirect tax estimates and associated liabilities are reasonable, the final determination of indirect tax audits, litigation or settlements could be materially different than the amounts established for indirect tax contingencies.

13.   Restructuring and Other Charges and Disposition of Businesses and Related Assets

During the year ended December 31, 2025, we implemented restructuring activities which impacted approximately 100 employees. In conjunction with these restructuring activities, we recognized $10.2 million of pre-tax restructuring charges related to severance, employee benefits and equity-based compensation during the year ended December 31, 2025. Of this amount, $3.2 million and $3.3 million were recognized within our A&C and Core segments, respectively, and $3.7 million was recognized as corporate overhead.

During the year ended December 31, 2024, we implemented restructuring activities which impacted approximately 280 employees. In conjunction with these restructuring activities, we recognized $18.2 million of pre-tax restructuring charges related to severance, employee benefits and equity-based compensation during the year ended December 31, 2024. Restructuring charges paid during the year were $24.4 million and accrued restructuring charges were immaterial as of December 31, 2024. Of the $18.2 million of pre-tax restructuring charges recognized during the year ended December 31, 2024, $6.4 million and $10.2 million were recognized within our A&C and Core segments, respectively, and $1.6 million was recognized as corporate overhead.

During the year ended December 31, 2023, we implemented restructuring activities to reduce operating expenses and improve cash flows through a combination of a reduction in force and a commitment to sell certain assets. The reduction in force impacted approximately 800 employees. In conjunction with these restructuring activities, we recognized $48.5 million of pre-tax restructuring charges in our statement of operations related to severance, employee benefits and equity-based compensation. Of the $48.5 million, $12.2 million and $28.5 million were recognized within our A&C and Core segments, respectively, and $7.8 million was recognized as corporate overhead. In addition, we recognized a pre-tax loss of $16.5 million upon the completion of the planned disposition of certain assets and liabilities of our hosting business within our Core segment, which occurred on June 30, 2023. Accrued restructuring charges as of December 31, 2023 were $7.4 million.

Cash payments of $5.7 million and $16.4 million related to the restructuring activities described above were made during 2025 and 2024, respectively. We expect to make substantially all remaining restructuring payments by the end of the second quarter of 2026.

14.   Defined Contribution Plan

We maintain a defined contribution 401(k) plan covering eligible U.S. employees, who may contribute up to 100% of their compensation, subject to limitations established by the Internal Revenue Code. We match employee contributions on a discretionary basis. Expense for our matching contributions was $14.7 million, $15.1 million and $15.8 million during the years ended December 31, 2025, 2024 and 2023, respectively.

We maintain defined contribution benefit plans covering eligible foreign employees. Expense related to such plans was not material in any period presented.

15.   Income Taxes

Overview

On December 11, 2023, we completed a series of transactions (the DNC Restructure) designed to simplify our then-existing capital structure, commonly referred to as an "Up-C" structure, and provide us with additional strategic flexibility. Completion of these transactions resulted in Desert Newco becoming a wholly-owned subsidiary of GoDaddy Inc. Subsequent to the DNC Restructure, on January 1, 2024, Desert Newco was converted from a partnership to a disregarded entity and as a result we are now treated as a consolidated C corporation group for U.S. income tax purposes.

On July 4, 2025, the U.S. enacted H.R. 1 (One Big Beautiful Bill Act, or The Act). The Act includes, among other provisions, changes to the U.S. corporate income tax system including allowing immediate expensing of qualifying research and development expenses and permanently extending certain provisions within the Tax Cuts and Jobs Act. The provisions which became effective beginning July 1, 2025 have been incorporated into our results for the year ended December 31, 2025.

Benefit (Provision) for Income Taxes

Our benefit (provision) for income taxes includes U.S. federal, state and foreign income taxes. The domestic and foreign components of our income (loss) before income taxes were as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
U.S.	$ 984.6	$ 829.0	$ 477.2
Foreign	35.4	(63.6)	(73.4)
Income before income taxes	$ 1,020.0	$ 765.4	$ 403.8

Our benefit (provision) for income taxes was as follows:

| | Year Ended December 31, | | |
	2025	2024	2023
Current:			
Federal	$ —	$ 0.3	$ (0.8)
State	(2.9)	0.1	(5.4)
Foreign	15.5	(18.9)	(14.9)
	12.6	(18.5)	(21.1)
Deferred:			
Federal	(152.0)	145.1	860.5
State	(14.5)	18.5	116.3
Foreign	8.9	26.4	16.1
	(157.6)	190.0	992.9
Benefit (provision) for income taxes	$ (145.0)	$ 171.5	$ 971.8

111

The following table presents a reconciliation of the provision for income taxes to the amount computed by applying the 21% statutory U.S. federal income tax rate to our income before income taxes:

| | Year Ended December 31, 2025 | |
	Amount	% of Income Before Income Taxes
U.S. federal statutory tax rate	$ (214.2)	21.0 %
State and local income taxes, net[1]	(11.7)	1.1 %
Tax credits:		
Research and development tax credits	33.3	(3.3)%
Changes in unrecognized tax benefits	11.0	(1.1)%
Nontaxable or nondeductible items:		
Tax effect of equity-based compensation	48.2	(4.7)%
Other nontaxable or nondeductible items	(6.8)	0.7 %
Other	(4.8)	0.5 %
Effective tax rate	$ (145.0)	14.2 %

_____

(1)   State taxes in California, New York, Florida, Illinois, and Virginia made up the majority of the tax effect in this category.

We generated an income tax provision of $145.0 million in 2025 as compared to an income tax benefit of $171.5 million in 2024, primarily attributable to the effects of the DNC Restructure. Our 2025 effective tax rate is primarily driven by current year earnings taxed at our federal and state tax rate, offset by a benefit for current year research and development credits and excess tax benefits related to stock-based compensation.

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate was as follows:

| | Year Ended December 31, | |
	2024	2023
Expected provision at U.S. federal statutory tax rate	$ (160.7)	$ (84.8)
Effect of investment in Desert Newco	—	22.7
Research and development credits	46.1	33.1
Effect of changes in tax rates and apportionment	—	(97.1)
Uncertain tax positions	(6.8)	(17.1)
State taxes, net of federal benefit	(19.1)	(1.6)
Equity-based compensation	43.3	—
Effect of DNC Restructure	267.4	—
Other	(13.3)	(5.8)
Effect of changes in valuation allowances	14.6	1,122.4
Benefit (provision) for income taxes	$ 171.5	$ 971.8

We generated an income tax benefit of $171.5 million in 2024 primarily driven by an income tax benefit of $267.4 million recognized as a result of the DNC Restructure, current year research and development credits and excess tax benefits related to stock-based compensation, partially offset by the provision for income taxes based on current year earnings. We generated an income tax benefit of $971.8 million in 2023 primarily attributable to releasing the majority of the valuation allowance on our U.S. DTAs.

Deferred Taxes

The components of our deferred taxes were as follows:

	Year Ended December 31,			
	2025		**2024**	
DTAs:				
Net operating losses	$	571.2	$	507.3
Goodwill		192.7		288.6
Tax credits		243.0		216.5
Deferred revenue		196.6		176.7
Identified intangibles		81.6		114.0
Capitalized research & development costs		24.3		112.9
Deferred interest		39.2		63.4
Operating lease liabilities		19.6		24.6
Unrealized gains and losses		4.4		—
Other		37.5		42.2
Valuation allowance		(172.0)		(161.6)
Total DTAs		1,238.1		1,384.6
DTLs:				
Deferred cost revenue		(167.6)		(157.6)
Unrealized gains and losses		—		(40.9)
Operating lease assets		(11.9)		(13.9)
Other		(10.7)		(10.9)
Total DTLs		(190.2)		(223.3)
Net DTAs	$	1,047.9	$	1,161.3

We monitor the realizability of our DTAs considering all relevant factors at each reporting period. As of December 31, 2025, based on the relevant weight of positive and negative evidence, including our ability to forecast future operating results, historical tax losses and our ability to utilize DTAs within the requisite carryforward periods, we do not maintain a valuation allowance on the majority of our U.S. federal and state DTAs. We maintain valuation allowances on certain U.S. federal, state and foreign carryforwards as we concluded they are not more likely than not to be realized.

As of December 31, 2025, we had U.S. federal, state and foreign gross net operating losses (NOLs) and tax credits, a portion of which will begin to expire in 2030, as follows:

	Gross NOLs and Tax Credits		Portion Subject to a Valuation Allowance	
Federal	$	2,429.7	$	99.9
State		2,841.9		1,929.9
Foreign		60.7		46.9
	$	5,332.3	$	2,076.7

Uncertain Tax Positions

Our liability for unrecognized tax benefits was as follows:

	December 31,	
	2025	2024
Balance at beginning of period	$ 182.8	$ 165.7
Gross increases - tax positions in prior period	5.5	6.6
Gross increases - tax positions in current period	16.8	23.1
Gross decreases - tax positions in prior period	(29.1)	(12.6)
Balance at end of period	$ 176.0	$ 182.8

The total amount of gross unrecognized tax benefits was $176.0 million as of December 31, 2025, of which $113.5 million, if fully recognized, would decrease our effective tax rate.

During 2025, we recognized a $34.6 million income tax benefit related to the recognition of an uncertain tax position in a foreign jurisdiction as a result of a favorable tax court ruling.

We have filed all income tax returns for years through 2024, other than for Germany and the Netherlands. These returns are subject to examination by the taxing authorities in the respective jurisdictions, generally for three or four years after they were filed. Although we believe the amounts reflected in our tax returns substantially comply with applicable U.S. federal, state and foreign tax regulations, the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to our benefit for income taxes in the period in which a final determination is made.

Cash Taxes

Cash paid for income taxes was as follows:

	Year Ended December 31, 2025
Federal	$ 1.5
State	5.1
Foreign:	
Netherlands	8.3
India	(6.9)
All other foreign jurisdictions	8.5
Total payments (refunds)	$ 16.5

Cash paid for income taxes was $19.1 million and $10.6 million for the years ended December 31, 2024 and 2023, respectively.

16.   Income Per Share

Basic income per share is computed by dividing net income by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted income per share is computed giving effect to all potentially dilutive shares unless their effect is antidilutive.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share is as follows:

		Year Ended December 31,				
		2025		**2024**		**2023**
Numerator:						
Net income	$	875.0	$	936.9	$	1,375.6
Less: net income attributable to non-controlling interests		—		—		0.8
Net income attributable to GoDaddy Inc.	$	875.0	$	936.9	$	1,374.8
Denominator:						
Weighted-average shares of Class A common stock outstanding—basic		138,100		141,250		148,296
Effect of dilutive securities:						
Class B common stock		—		—		290
Stock options		326		466		460
RSUs, PSUs and ESPP shares		2,195		3,571		2,406
Weighted-average shares of Class A Common stock outstanding—diluted		140,621		145,287		151,452
Net income attributable to GoDaddy Inc. per share of Class A common stock—basic	$	6.34	$	6.63	$	9.27
Net income attributable to GoDaddy Inc. per share of Class A common stock—diluted	$	6.22	$	6.45	$	9.08

The following number of weighted-average potentially dilutive shares were excluded from the calculation of diluted income per share because the effect of including such potentially dilutive shares would have been antidilutive:

	Year Ended December 31,		
	2025	**2024**	**2023**
RSU, PSUs, and ESPP shares	48	364	799

17. Segment Information

We report our operating results through two reportable segments: A&C and Core.

Our chief operating decision maker (CODM), which, as of December 31, 2025, was our Chief Executive Officer, evaluates the performance of and allocates resources to our segments based on each segment's revenue and earnings before interest, taxes, depreciation and amortization (Segment EBITDA). Segment EBITDA is evaluated on a monthly basis by the CODM by monitoring actual results versus the annual plan. This comparison is performed to make strategic decisions regarding segment profitability, resource allocation, pricing strategies and cost optimization. Segment EBITDA is defined as segment revenues less costs and operating expenses, excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. Segment EBITDA serves as a measure that assists our CODM and our investors in comparing our segments' performance on a consistent basis.

Our CODM does not use assets by segment to evaluate performance or allocate resources; therefore, we do not provide disclosure of assets by segment. See Note 2 for property, plant, and equipment, net as well as revenue disaggregated by geography.

The A&C and Core segments provide a view into the product-focused organization of our business and generate revenue as follows:

- A&C primarily consists of sales of products containing proprietary software, notably our website building products, as well as our commerce products and third-party email and productivity solutions and sales of certain products when they are included in bundled offerings of our proprietary software products.

- Core primarily consists of sales of domain registrations and renewals, aftermarket domain sales, website hosting products and website security products when not included in bundled offerings of our proprietary software products as well as sales of products not containing a software component.

There are no internal revenue transactions between our reportable segments.

Corporate overhead primarily includes general and administrative expenses and items not allocated to either segment as well as those costs specifically excluded from Segment EBITDA, our segment measure of profitability, such as depreciation and amortization, interest expense and income and provision or benefit for income taxes.

The following table presents our segment information for the periods indicated:

	Year Ended December 31,		
	2025	2024	2023
A&C			
Revenue	$ 1,889.0	$ 1,653.0	$ 1,430.4
Other segment items[1]	(1,032.1)	(913.7)	(836.2)
Segment EBITDA	856.9	739.3	594.2
Core			
Revenue	3,062.1	2,920.2	2,823.7
Other segment items[2]	(2,051.8)	(1,988.5)	(2,007.3)
Segment EBITDA	1,010.3	931.7	816.4
Total revenue	4,951.1	4,573.2	4,254.1
Total other segment items	(3,083.9)	(2,902.2)	(2,843.5)
Total Segment EBITDA	1,867.2	1,671.0	1,410.6
Unallocated corporate overhead	(281.3)	(275.1)	(276.1)
Depreciation and amortization	(116.6)	(135.3)	(171.3)
Equity-based compensation expense	(317.8)	(299.1)	(294.0)
Interest expense, net of interest income	(114.2)	(130.4)	(155.4)
Restructuring and other[3]	(17.3)	(65.7)	(110.0)
Income before income taxes	1,020.0	765.4	403.8
Benefit (provision) for income taxes	(145.0)	171.5	971.8
Net income	$ 875.0	$ 936.9	$ 1,375.6

(1) Other segment items in A&C are primarily composed of product license fees used in our third-party email and productivity solutions, payment processing fees, personnel costs excluding equity-based compensation, data center and systems infrastructure costs excluding depreciation, customer care and marketing costs. The CODM uses consolidated expense information to manage operations and is not regularly provided disaggregated other segment items.

(2) Other segment items in Core are primarily composed of domain registration fees, payment processing fees, costs associated with sales of aftermarket domains, hosting and security license fees, personnel costs excluding equity-based compensation, data center and systems infrastructure costs excluding depreciation, customer care and marketing costs. The CODM uses consolidated expense information to manage operations and is not regularly provided disaggregated other segment items.

(3) In addition to restructuring and other in our statements of operations, other charges included are primarily composed of lease-related expenses associated with closed facilities, charges related to certain legal matters, adjustments to the fair value of our equity investments, expenses incurred in relation to the refinancing of our long-term debt, acquisition-related expenses, and incremental expenses associated with certain professional services.

18.   Accumulated Other Comprehensive Income (Loss)

The following table presents AOCI activity in equity:

	Foreign Currency Translation Adjustments	Net Unrealized Gains (Losses) on Cash Flow Hedges[1]	Total AOCI
Gross balance as of December 31, 2023[2]	$ (83.6)	$ 195.0	$ 111.4
Other comprehensive income (loss) before reclassifications	7.9	(117.2)	(109.3)
Amounts reclassified from AOCI	—	130.4	130.4
Other comprehensive income - 2024	7.9	13.2	21.1
Balance as of December 31, 2024	(75.7)	208.2	132.5
Other comprehensive income (loss) before reclassifications	(13.5)	(91.4)	(104.9)
Amounts reclassified from AOCI	—	1.6	1.6
Other comprehensive income - 2025	(13.5)	(89.8)	(103.3)
Balance as of December 31, 2025	$ (89.2)	$ 118.4	$ 29.2

---

(1)   Amounts shown for our foreign exchange forward contracts include gains and losses realized upon contract settlement but not yet recognized into earnings from AOCI.

(2)   Beginning balance is presented on a gross basis, excluding the allocation of AOCI attributable to non-controlling interests.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our CEO and our CFO, who are our principal executive officer and principal financial officer, respectively, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, our CEO and CFO concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs. The design of any disclosure controls and procedures is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 framework). Based on our assessment under this framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP (PCAOB ID: 42), an independent registered public accounting firm, as stated in their report included herein.

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended December 31, 2025 which materially affected, or which are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of GoDaddy Inc
.

Opinion on Internal Control Over Financial Reporting

We have audited GoDaddy Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, GoDaddy Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 24, 2026

Item 9B. Other Information

On November 6, 2025, Leah Sweet, member of our board of directors, adopted a 10b5-1 trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The 10b5-1 trading plan provides for the sale of an aggregate of 650 shares of the company's Class A common stock between November 6, 2025 and February 5, 2027.

On December 10, 2025, Mark McCaffrey, Chief Financial Officer, adopted a 10b5-1 trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) under the Exchange Act. The 10b5-1 trading plan provides for the sale of an aggregate of 8,000 shares of the company's Class A common stock between December 10, 2025 and March 11, 2027.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our Proxy Statement for the 2026 Annual Meeting of Stockholders (the 2026 Proxy Statement) to be filed with the Securities and Exchange Commission within 120 days of the year ended December 31, 2025 and is incorporated herein by reference. The information required by this item regarding delinquent filers pursuant to Item 405 of Regulation S-K will be included under the caption "Delinquent Section 16(a) Reports" in the 2026 Proxy Statement and is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our employees, executive officers and directors. Our Code of Business Conduct and Ethics is available on our website under the 'Governance Documents' heading, within the Governance section of our Investor Relations site (https://aboutus.godaddy.net/investor-relations/governance/default.aspx). To the extent mandated by legal requirements, we intend to disclose on our website any amendments to our Code of Business Conduct and Ethics, or any waivers of its requirements.

Item 11. Executive Compensation

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in the 2026 Proxy Statement and is incorporated herein by reference.

Part IV.

Item 15. Exhibits and Financial Statement Schedules

We have filed the following documents as part of this Annual Report on Form 10-K:

Financial Statements

Our financial statements are listed in the "Index to Consolidated Financial Statements" under Item 8 "Financial Statements and Supplementary Data."

Financial Statement Schedules

All other schedules have been omitted because they are either not required, not applicable or the required information is otherwise included.

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
3.1	Restated Certificate of Incorporation of GoDaddy Inc., dated June 4, 2025	8-K	3.1	6/10/2025
3.2	Third Amended and Restated Bylaws of GoDaddy Inc., dated June 4, 2025	8-K	3.2	6/10/20205
4.1	Specimen common stock certificate of GoDaddy Inc.	S-1/A	4.1	3/19/2015
4.2*	Description of Capital Stock			
4.3	Indenture, dated as of June 4, 2019, among Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee	8-K	4.1	6/7/2019
4.4	Form of 5.250% Senior Note due 2027 (included in Exhibit 4.3)	8-K	4.2	6/7/2019
4.5	Indenture, dated as of February 25, 2021, among Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee	8-K	4.1	2/26/2021
4.6	Form of 3.500% Senior Note due 2029 (included in Exhibit 4.5)	8-K	4.2	2/26/2021
4.7	First Supplemental Indenture to the Indenture dated as of June 4, 2019, among Go Daddy Operating Company, LLC, GD Finance Co, LLC, Poynt, LLC, Registry Services, LLC and Computershare Trust Company, National Association, dated as of January 4, 2023	10-K	4.15	2/16/2023
4.8	First Supplemental Indenture to the Indenture dated as of February 25, 2021, among Go Daddy Operating Company, LLC, GD Finance Co, LLC, Poynt, LLC, Registry Services, LLC and Computershare Trust Company, National Association, dated as of January 4, 2023	10-K	4.16	2/16/2023
10.1+	GoDaddy Inc. 2015 Equity Incentive Plan, and form of agreements thereunder	S-8	4.2	4/1/2015
10.2+	Amendment to GoDaddy Inc. 2015 Equity Incentive Plan	10-Q	4.1	5/5/2023
10.3+	Form of Restricted Stock Unit Award Agreement under the GoDaddy Inc. 2015 Equity Incentive Plan	10-Q	10.4	5/5/2022
10.4+	Form of Performance Restricted Stock Unit Award Agreement under the GoDaddy Inc. 2015 Equity Incentive Plan	10-Q	10.5	5/5/2022
10.5+	GoDaddy Inc. 2015 Employee Stock Purchase Plan, as amended on June 27, 2016, and form of agreements thereunder	10-Q	4.1	11/3/2016
10.6+	Amendment to GoDaddy Inc. 2015 Employee Stock Purchase Plan	10-Q	4.2	5/5/2023
10.7+	GoDaddy Inc. 2024 Omnibus Incentive Plan	8-K	10.1	6/7/2024
10.8+	Form of GoDaddy Inc. 2024 Omnibus Incentive Plan PSU Grant Notice and PSU Agreement	10-Q	10.2	8/2/2024
10.9+	Form of GoDaddy Inc. 2024 Omnibus Incentive Plan RSU Grant Notice and RSU Agreement	10-Q	10.3	8/2/2024
10.10+	GoDaddy Inc. 2024 Employee Stock Purchase Plan	8-K	10.2	6/7/2024
10.11	Amendment No. 5 to Credit Agreement, including as Annex A, the Second Amended and Restated Credit Agreement, dated as of February 15, 2017, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lenders party thereto and Barclays Bank PLC	8-K	10.1	2/16/2017
10.12	Technical Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, dated as of May 24, 2017	8-K	10.1	5/26/2017
10.13	Amendment No. 1 to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, dated as of November 22, 2017	8-K	10.1	11/22/2017
10.14	Joinder and Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto, the lenders party thereto and Barclays Bank PLC, dated as of June 4, 2019	8-K	10.1	6/7/2019

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
10.15	Amendment No. 3 to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, effective as of October 3, 2019	8-K	10.1	10/4/2019
10.16	Joinder and Fourth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the guarantors party thereto, the lenders party thereto and Barclays Bank PLC, effective as of August 10, 2020	8-K	10.1	8/13/2020
10.17	Fifth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, Inc., the lending institutions from time to time party thereto and Barclays Bank PLC, effective as of March 8, 2021	8-K	10.1	3/11/2021
10.18	Joinder and Sixth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto, Barclays Bank PLC and Royal Bank of Canada, effective as of November 10, 2022	8-K	10.1	11/10/2022
10.19	Seventh Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of May 5, 2023	8-K	10.1	5/5/2023
10.20	Eighth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of July 19, 2023	8-K	10.1	7/19/2023
10.21	Ninth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of August 15, 2023	10-Q	10.2	11/3/2023
10.22	Tenth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of January 22, 2024	8-K	10.1	1/23/2024
10.23	Eleventh Amendment to Second Amended and Restated Credit Agreement by and among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of May 31, 2024	8-K	10.1	5/31/2024
10.24	Twelfth Amendment to Second Amended and Restated Credit Agreement, among Desert Newco, LLC, Go Daddy Operating Company, LLC, GD Finance Co, LLC, the lending institutions from time to time party thereto and Royal Bank of Canada, effective as of December 16, 2024	8-K	10.1	12/16/2024
10.25+	Form of Indemnification Agreement between GoDaddy Inc. and its directors and officers	8-K	10.1	6/27/2024
10.26+	Form of Change in Control and Severance Agreement	8-K	10.3	5/5/2021
10.27+	Executive Incentive Compensation Plan	S-1/A	10.22	2/24/2015
10.28+	Employment Agreement, dated as of September 4, 2019, by and among GoDaddy.com, LLC, GoDaddy Inc., Desert Newco, LLC and Aman Bhutani	10-Q	10.2	11/7/2019
10.29+	Offer Letter between GoDaddy.com, LLC and Mark McCaffrey, dated May 1, 2021	8-K	10.1	5/5/2021
10.30+***	Employment Agreement between Go Daddy Singapore Pte. Ltd. and Roger Chen, dated July 1, 2022	8-K	10.1	7/8/2022
10.31+	Offer Letter between GoDaddy.com, LLC, GoDaddy Inc. and Jared Sine, dated February 8, 2024	8-K	10.1	2/8/2024
10.32+	Change in Control and Severance Agreement between GoDaddy.com, LLC, GoDaddy Inc. and Jared Sine	8-K	10.2	2/8/2024
10.33+	Offer Letter between GoDaddy.com, LLC, GoDaddy Inc. and Phontip Palitwanon, dated November 6, 2024	8-K	10.1	11/8/2024
10.34	Form of GoDaddy California Onboarding Agreement	8-K	10.2	11/8/2024
19.1	GoDaddy Inc. Insider Trading Policy	10-K	19.1	2/20/2025
21.1*	Subsidiaries of GoDaddy Inc.			
23.1*	Consent of Independent Registered Public Accounting Firm			
24.1*	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)			
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			

Exhibit Number	Exhibit Description	Incorporated by Reference		
		Form	Exhibit	Filing Date
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	10-K	97.1	2/29/2024
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)			
101.SCH*	Inline XBRL Taxonomy Extension Schema Document			
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document			
101.DEF*	Inline XBRL Taxonomy Definition Linkbase Document			
101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document			
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document			
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)			

+	Indicates management contract or compensatory plan or arrangement.
*	Filed herewith.
**	The certifications attached as Exhibit 32.1 accompanying this Annual Report on Form 10-K are deemed furnished and not filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of GoDaddy Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.
***	Certain provisions or terms of the agreement have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. GoDaddy Inc. agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedule or exhibit upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GODADDY INC.

Date: February 24, 2026   /s/ Aman Bhutani

Aman Bhutani
Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Aman Bhutani and Mark McCaffrey, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in-person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Aman Bhutani Aman Bhutani	Chief Executive Officer and Director (Principal Executive Officer)	February 24, 2026
/s/ Mark McCaffrey Mark McCaffrey	Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ Phontip Palitwanon Phontip Palitwanon	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2026
/s/ Brian H. Sharples Brian H. Sharples	Chairman of the Board of Directors	February 24, 2026
/s/ Herald Y. Chen Herald Y. Chen	Director	February 24, 2026
/s/ Caroline F. Donahue Caroline F. Donahue	Director	February 24, 2026
/s/ Mark Garrett Mark Garrett	Director	February 24, 2026
/s/ Leah Sweet Leah Sweet	Director	February 24, 2026
/s/ Graham Smith Graham Smith	Director	February 24, 2026
/s/ Srini Tallapragada Srini Tallapragada	Director	February 24, 2026
/s/ Sigal Zarmi Sigal Zarmi	Director	February 24, 2026

Definitions and Reconciliations

In addition to our financial results prepared in accordance with U.S. generally accepted accounting principles (GAAP), this annual report includes certain non-GAAP financial measures and other operating and business metrics. We believe that these non-GAAP financial measures and other operating and business metrics are useful as a supplement in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. The non-GAAP financial measures included in this annual report should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. In addition, similarly titled measures may be calculated differently by other companies and may not be comparable. A reconciliation between each non-GAAP financial measure and its nearest GAAP equivalent is included below. We use both GAAP and non-GAAP measures to evaluate and manage our operations.

Definitions

Average revenue per user (ARPU). We calculate ARPU as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU is one measure that provides insight into our ability to sell additional products to our customers.

Total bookings. Total bookings is an operating metric representing the total value of customer contracts entered into during the period, excluding refunds. We believe total bookings provides additional insight into the performance of our business and the effectiveness of our marketing efforts since we typically collect payment at the inception of a customer contract but recognize revenue ratably over the term of the contract.

Customers. We define a customer as an individual or entity, each with a unique account and paid transactions in the trailing twelve months or with paid subscriptions as of the end of the period. Customers is one way we measure the scale of our business and can be a contributing factor to our ability to increase our revenue base.

Normalized EBITDA (NEBITDA). NEBITDA is a supplemental measure of our operating performance used by management to evaluate our business. We calculate NEBITDA as net income excluding depreciation and amortization, interest expense (net), provision or benefit for income taxes, equity-based compensation expense, acquisition-related costs, restructuring-related expenses and certain other items. We believe that the inclusion or exclusion of certain recurring and non-recurring items provides a supplementary measure of our core operating results and permits useful alternative period-over-period comparisons of our operations. NEBITDA should not be viewed as a substitute for comparable GAAP measures.

NEBITDA margin. NEBITDA margin is used by management as a supplemental measure of our operating performance and refers to the ratio of NEBITDA to revenue, expressed as a percentage

Free cash flow. Free cash flow is a supplemental measure of our liquidity used by management to evaluate our business prior to the impact of restructuring and after purchases of property and equipment. We use free cash flow as a supplemental measure of our liquidity, including our ability to generate cash flow in excess of capital requirements and return cash to shareholders, though it should not be considered as an alternative to, or more meaningful than, comparable GAAP measures.

Reconciliation of Non-GAAP Financial Measures

The following tables reconcile each non-GAAP financial measure to its most directly comparable GAAP financial measure:

		Year Ended December 31,			
	2025	**2024**	**2023**	**2022**	**2021**
NEBITDA and NEBITDA Margin:		(in millions)			
Net income (loss)	$ 875.0	$ 936.9	$ 1,375.6	$ 352.9	$ 242.8
Depreciation and amortization	116.6	135.3	171.3	194.6	199.6
Equity-based compensation expense[1]	317.8	299.1	294.0	264.4	207.9
Interest expense, net of interest income	114.2	130.4	155.4	135.0	124.9
Acquisition-related expenses, net of reimbursements	1.8	0.2	12.1	35.1	78.2
Restructuring and other[2]	15.5	65.5	97.9	27.4	8.0
Provision (benefit) for income taxes	145.0	(171.5)	(971.8)	3.6	10.8
NEBITDA	$ 1,585.9	$ 1,395.9	$ 1,134.5	$ 1,013.0	$ 872.2
Net income margin	17.7%	20.5%	32.3%	8.6%	6.4%
NEBITDA margin	32.0%	30.5%	26.7%	24.8%	22.9%

_____

(1) The year ended December 31, 2023 and 2024 exclude $2.3 million and $0.8 million, respectively, of equity-based compensation expense associated with our restructuring plan, which is included within restructuring and other.

(2) In addition to the restructuring and other charges in our statement of operations, other charges included are primarily composed of lease-related expenses associated with closed facilities, charges related to certain legal matters, adjustments to the fair value of our equity investments, expenses incurred in relation to the refinancing of our long-term debt and incremental expenses associated with certain professional services.

		Year Ended December 31,			
	2025	**2024**	**2023**	**2022**	**2021**
		(in millions)			
Free Cash Flow:					
Net cash provided by operating activities	$ 1,599.4	$ 1,287.7	$ 1,047.6	$ 979.7	$ 829.3
Capital expenditures	(23.9)	(26.6)	(42.0)	(59.7)	(51.1)
Cash paid for acquisition-related costs[1]	10.4	16.2	11.2	37.9	64.9
Cash paid for restructuring and other charges[2]	27.7	78.2	67.6	10.7	12.7
Free cash flow	$ 1,613.6	$ 1,355.5	$ 1,084.4	$ 968.6	$ 855.8

_____

(1) Cash paid for acquisition-related costs in 2021 includes $29.4 million in compensatory payments expensed in connection with our acquisition of Poynt.

(2) Cash paid for restructuring and other charges includes payments pursuant to our restructuring activities, a payment related to the termination of a revenue sharing agreement, lease-related payments associated with closed facilities and lease abandonments, payments related to certain legal matters, third party payments incurred in relation to the refinancing of our long-term debt and incremental payments associated with professional services.



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